As confidentially submitted to the Securities and Exchange Commission on July 24, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________

LPC LIMITED
(Exact name of registrant as specified in its charter)

__________________

Cayman Islands	5063	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

No. 35, Jalan PJS 11/14,
Bandar Sunway,
47500 Subang Jaya,
Selangor Darul Ehsan,
Malaysia
Zip Code: 47500
Tel: +603-56352518
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________

c/o [•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________

Copies to:

Sanny Choi, Esq. Zoe Qiu. Esq. CFN Lawyers LLC 418 Broadway #4607 Albany, NY, 12207 Tel: (646) 386 8128	Lawrence S. Venick, Esq. Loeb & Loeb LLP 10100 Santa Monica Boulevard Suite 2200 Los Angeles, CA, 90067 Telephone: +1 (310) 282-2000

__________________

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act:

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [*], 2026

LPC LIMITED

[*]
Class A Ordinary Shares

This is an initial public offering (“Offering”) of [*] Class A ordinary shares par value of US$0.0001 per share (“Class A Ordinary Shares”) of LPC Limited (“LPC” or the “Company”). Prior to this Offering, there has been no public market for our Class A Ordinary Shares. We expect the initial public offering price will be between US$[*] to US$[*] per Class A Ordinary Share. We are offering [*] Class A Ordinary Shares of our Company, on a firm commitment basis, representing [*]% of the issued Ordinary Shares following completion of the Offering of our Company.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares. We intend to list our Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “[*].” This Offering is contingent upon us listing our Class A Ordinary Shares on The Nasdaq Capital Market. However, there is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this Offering cannot be completed.

Our issued shares are a dual-class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Class A Ordinary Shares are the only class of Ordinary Shares being offered in this Offering. Holders of Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share will be entitled to one (1) vote on all matters subject to a vote at general meetings of the Company, and each Class B Ordinary Share will be entitled to twenty (20) votes. Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances. For more detailed description of risks related to the dual-class structure, see “Risk Factors — Risks Related to our Class A Ordinary Shares and this Offering — Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.”

Upon the completion of this Offering, we will be a “controlled company” as defined under corporate governance rules of The Nasdaq Stock Market, LLC (“Nasdaq”), because our controlling shareholder, Mr. Ong Chuan Lam (the “Controlling Shareholder”) will beneficially own approximately [    ]% of our then-issued and outstanding shares, including 10,000,000 Class B Ordinary Shares (as defined herein) each with 20 votes, and [692,000] Class A Ordinary Shares each with 1 vote, and will be able to exercise approximately [*]% of the total voting power of our issued and outstanding Shares (as defined herein) immediately after the consummation of this Offering, assuming the underwriters do not exercise their over-allotment option to purchase additional Class A Ordinary Shares. Our Controlling Shareholder will have the ability to control matters requiring shareholder approval, including the election of directors, amendments of organizational documents and approvals of major corporate transactions. For further information, see “Principal Shareholders.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Related to our Class A Ordinary Shares and this Offering — As a “controlled company” under the rules of the Nasdaq Stock Market LLC, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Investing in the Shares is highly speculative and involves a high degree of risk. Before buying any Class A Ordinary Shares, you should carefully read the discussion of material risks of investing in the Shares in “Risk Factors” beginning on page 14 of this prospectus.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and, as such, are eligible for reduced public company reporting requirements. Please see “Implication of Being a Foreign Private Issuer” and “Implication of Being an Emerging Growth Company” beginning on page 11 of this prospectus for more information.

We are a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct all of our operations through our wholly-owned subsidiary in Malaysia, Lotus Power Corporation (M) SDN. BHD. (the “Operating Subsidiary”). The Class A Ordinary Shares offered in this Offering are shares of the holding company that is incorporated in the Cayman Islands. Investors of our Class A Ordinary Shares should be aware that they may never directly hold equity interests in our subsidiary.

LPC’s subsidiary, Lotus Synergy Inc (“Lotus Synergy”) formed under the laws of the BVI is permitted under the laws of the BVI to provide funding to the Operating Subsidiary subject to certain restrictions set forth in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of Lotus Synergy. As a holding company, Lotus Synergy may rely on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements. According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. As a holding company, Lotus Synergy may rely on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements. According to the Malaysia Companies Act 2016, a Malaysian company may only make a distribution out of profits available for distribution, and the directors of a Malaysian company must be satisfied on reasonable grounds that the company will be able to pay its debts as they fall due immediately after any such dividend payment. If any of LPC’s subsidiary incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to LPC.

During the years ended June 30, 2025 and 2024, the board of directors of our Operating Subsidiary, declared and paid a dividend of US$136,461 and US$96,017, respectively. On November 30, 2025, the board of directors of our Operating Subsidiary declared an interim dividend of US$71,310 and paid on December 31, 2025. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Group Reorganization.

On January 10, 2026, the board of directors of our Operating Subsidiary declared an interim dividend of US$37,009 and paid on February 14, 2026. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Group Reorganization.

Save for the above, during the six months ended December 31, 2025, the fiscal years ended June 30, 2025 and 2024 and as of the date of this prospectus, LPC did not declare or pay any dividends and there was no transfer of assets among LPC and its subsidiaries. We do not have any current intentions to distribute further earnings. If we decide to pay dividends on any of the Shares in the future, as a holding company, we will be dependent on receipt of funds from the Operating Subsidiary by way of dividend payments. See “Dividend Policy,” “Risk Factors — Risks Related to our Class A Ordinary Shares and this Offering — We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 32, and “Consolidated Statements of Shareholders’ Equity” in the Report of Independent Registered Public Accounting Firm” for further details.

As more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCA Act”), have recently imposed by the SEC and the Public Company Accounting Oversight Board (“PCAOB”), the Shares may be prohibited from trading if our auditor cannot be fully inspected. Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s determinations announced on December 16, 2021, relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. On August 26, 2022, CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. The PCAOB has continued its inspection on accounting firm headquartered in the PRC and in Hong Kong since then. According to the PCAOB’s publications of its firm inspection reports, there has been at least 9 and 9 accounting firms, headquartered in the PRC and in Hong Kong, respectively, being inspected from 2023 to 2025 by PCAOB. See “Risk Factors — Risks Related to Our Business and Industry — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted” on page 20. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of the Shares to be materially and adversely affected.

Upon the completion of this Offering, [*] Class A Ordinary Shares will be issued and outstanding (assuming that the Underwriters do not exercise any portion of their over-allotment option). LPC will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this Offering under this prospectus, the Controlling Shareholder will own [692,000] issued and outstanding Class A Ordinary Shares and 10,000,000 issued and outstanding Class B Ordinary Shares, representing approximately [*]% of the total voting power.

Neither the Securities and Exchange Commission (as defined below) nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Class A Ordinary Share	Total(2)
IPO price(1)	US$	US$
Underwriting discounts and commissions(2)(3)	US$	US$
Proceeds, before expenses, to us(4)	US$	US$

____________

(1)      Assumes an initial public offering price of $            per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus. For more information, see “Underwriting.”

(2)      Represents underwriting discounts equal to 6.0% per Class A Ordinary Share.

(3)      Assumes that the underwriters do not exercise any portion of their over-allotment option.

(4)      We expect our cash expenses for this offering (including cash expenses payable to our underwriters for the underwriters’ out-of-pocket expenses) will not exceed $            , exclusive of the underwriters’ discounts.

This Offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares. We have granted the underwriters an option for a period of forty-five (45) days after the closing date of this Offering (the “Closing Date”) to purchase up to [*] additional Class A Ordinary Shares from us at the IPO price (or 15% of the Class A Ordinary Shares sold in this offering), less underwriting discounts to cover over-allotments, if any. If the underwriters exercise the over-allotment option in full, assuming the public offering price per Class A Ordinary Share is US$[*], the total underwriting discounts payable will be US$[*] and the total proceeds to us, before expenses, will be US$[*].

We expect our total cash expenses for this offering to be approximately US$[*], including cash expenses payable to the Underwriters for their reasonable out-of-pocket expenses, exclusive of the above discounts.

If we complete this offering, net proceeds will be delivered to us on the Closing Date.

The underwriters expect to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting” on or about [*], 2026.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Sutter Securities, Inc.

Prospectus dated            , 2026

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell the Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Class A Ordinary Shares.

We and the underwriters have not authorized any person to give you any supplemental information or to make any representations on our behalf. You should not assume that the information contained in this prospectus or any prospectus supplement are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares. This prospectus is an offer to sell only the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information in this registration statement is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed offering, and only the prospectus dated hereof, is authorized by us to be used in connection with our proposed offering. The preliminary prospectus will only be distributed by us and no other person has been authorized by us to use this document to offer or sell any of our securities.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

i

LPC is a company limited by shares incorporated under the laws of the Cayman Islands and a majority of our issued and outstanding Class A Ordinary Shares are owned by non-U.S. residents. Under the rules of the SEC we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act.

Until and including, [*] 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade the Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the — context otherwise requires, all references in this prospectus to:

•        “Amended and Restated Memorandum and Articles” refers to the amended and restated memorandum of association and amended and restated articles of association of our Company as adopted by special resolutions dated 4 March 2026;

•        “BVI” refers to the British Virgin Islands;

•        “Class A Ordinary Shares” refers to the Class A ordinary shares with par value of US$0.0001 of LPC Limited;

•        “Class B Ordinary Shares” refers to the Class B ordinary shares with par value of US$0.0001 of LPC Limited;

•        “Company,” “we,” “us,” and “LPC” refers to LPC Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 25, 2026, that will issue the Class A Ordinary Shares being offered, and in the context of describing its operation and business, its subsidiaries;

•        “Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, or supplemented or otherwise modified from time to time;

•        “Controlling Shareholder” refers to Mr. Ong Chuan Lam, who beneficially owns an aggregate of 10,692,000 Ordinary Shares including [692,000] Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares, representing [      ]% of the total issued and outstanding Ordinary Shares and [*]% of the total voting power of the Company after the completion of this Offering, assuming the underwriters do not exercise their over-allotment option;

•        “CIDB” refers to Construction Industry Development Board of Malaysia;

•        “Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

•        “IPO” refers to an initial public offering of securities;

•        “Lotus Synergy” refers to Lotus Synergy Inc, a wholly owned subsidiary of the Company and a limited liability company incorporated in BVI on February 23, 2026.;

•        “Nasdaq” refers to Nasdaq Stock Market LLC;

•        “Operating Subsidiary” refers to our operating subsidiary in Malaysia, Lotus Power Corporation (M) SDN. BHD., being direct wholly-owned subsidiary of Lotus Synergy Inc, incorporated in Malaysia on August 24, 1985;

•        “Ordinary Shares” or “Shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares;

•        “PCAOB” refers to Public Company Accounting Oversight Board;

•        “RM” or “MYR” or “Malaysian Ringgit” means the Malaysian Ringgit, the lawful currency of Malaysia;

•        “SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

•        “Securities Act” refers to the U.S. Securities Act of 1933, as amended; and

•        “U.S. dollars” or “$” or “US$” or “USD” or “dollars” refers to United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

LPC is a holding company with operations conducted in Malaysia through its Operating Subsidiary. The Operating Subsidiary’s reporting currency is RM. This prospectus contains translations of RM into US$, or vice versa, solely for the convenience of the reader. Unless otherwise noted, the translation from RM to US$ and from RM to US$ as of December 31, 2025, June 30, 2025 and 2024 in this prospectus were made at a rate of US$1 = RM4.0560, US$1 = RM4.21 and US$1 = RM4.71; translations from RM to US$ and from US$ to RM for the six months ended December 31, 2025 and the fiscal years ended June 30, 2025 and 2024 in this prospectus were made at a rate of US$1 = RM4.1881, US$1 = RM4.40 and US$1 = RM4.69, respectively. We make no representation that the RM or US$ amounts referred to in this prospectus could have been or could be converted into US$ or RM as the case may be, at any particular rate or at all.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A Ordinary Shares. You should carefully consider, among other things, our financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

Our Operating Subsidiary, Lotus Power Corporation (M) Sdn. Bhd., was incorporated in Malaysia on August 24, 1985 and is principally engaged in the supply of electrical distribution equipment and provides integrated supply, completion, testing and commissioning for electrical distribution equipment to customers across Malaysia. We supply transformers, switchgear and related electrical equipment manufactured by third-party original equipment manufacturers to the buildings and infrastructure, utilities, industrial, railways and substations, renewable energy, mining, marine and offshore, and data centre sectors. With over 40 years of experience in the business of reselling transformers, switchgear and related electrical equipment, we have established a strong track record of supporting complex projects within these sectors across East and West Malaysia.

Our core product offerings include medium voltage switchgears, medium voltage transformers, extra high voltage switchgears, power transformers, and low voltage distribution feeder pillars. We provide systematic project support, including supplying equipment in accordance with customer specifications, coordinating procurement with approved manufacturers, conducting technical compliance reviews, facilitating factory acceptance testing with customers, and arranging delivery to project sites. Where required, we also coordinate installation support, testing and commissioning services in collaboration with manufacturers and third-party contractors.

The Group recorded revenue of approximately US$15.0 million, US$23.9 million and US$11.7 million for the six months ended December 31, 2025 and the fiscal years ended June 30, 2025 and 2024, respectively. Revenue growth during this period was primarily attributable to the award and execution of larger-scale projects.

Our future performance will depend on, among other factors, our ability to secure new contracts, maintain relationships with manufacturers and customers, manage project execution risks, and respond to changes in regulatory, industry, and economic conditions.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Established Distribution Relationship with Recognised Manufacturers

-        Able to deliver equipment faster due to good rapport and good track record with our established suppliers.

-        Strong financial backing from our banks and credit facilities from our established suppliers.

-        Strong technical support from our established suppliers.

Industry Experience and Market Familiarity

-        40 years of proven track record in the industry supporting our clients commercially through our knowledge and expertise in the electrical equipment supply and trading industries.

-        Our Tag line “Always There” for our clients — always there for our clients to solve any and all technical issues to the satisfaction of our valued clients.

Project Coordination Capabilities

-        We offer commercial terms tailored to project requirements and client relationships, including milestone-based payment arrangements for larger contracts.

Commercial Flexibility

-        We maintain stock of commonly used items and components, which enables us to respond to on-site specification changes arising from regulatory updates or revised end-user requirements, and to support shorter delivery timelines in competitive tender situations.

Management Experience

-        Our key personnel each bring between 25 and 40 years of industry experience and are the go-to medium voltage specialist in the industry.

Our Strategies

We intend to pursue the following strategies to further expand our business:

Expanding the scale of operation and capabilities of manufacturing

-        We plan to acquire strategic interests in upcoming manufacturers in the electrical industry to grow our business, improve our margins and secure a bigger market share in the industry in the long term.

Marketing and Customer Engagement

-        We plan to employ more marketing and sales engineers to cover the market by working with consultant engineers and big contractors of major projects.

Vertical expansion towards downstream markets

-        We plan to expand into 132/275kV high voltage equipment supplying by working with competitive international manufacturers and in the long term we aim to participate EPCC works for the utility companies in Malaysia, including Tenaga Nasional Berhad, Sabah Electricity Sdn. Bhd, NUR Power and Sarawak Energy Berhad, which are renowned companies that we have previously worked with.

Corporate History and Structure

LPC is an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 25, 2026. We operate our business through our Operating Subsidiary in Malaysia.

Our Operating Subsidiary, Lotus Power Corporation (M) Sdn Bhd was established in 1985 as a private limited company. Initially, our Operating Subsidiary marketed 11kV switchgear under a technical collaboration with UK switchgear manufacturers. At that time, medium-voltage electrical equipment was largely imported from the UK, Japan, or Europe. As the market developed, a Malaysian manufacturer of switchgear, and later with a German headquartered transformer manufacturer began substantive operation in Malaysia, enabling our Operating Subsidiary to source switchgears and transformers domestically. Since 1995, our Operating Subsidiary has been marketing products from these established and renown brands, among other suppliers, as they were more competitive, efficient and better quality in general.

LPC’s direct subsidiary is Lotus Synergy, a BVI Company incorporated on February 23, 2026 and the holding company of our Operating Subsidiary.

For the purpose of this offering, the Group has undergone the following corporate reorganization (“Group Reorganization”).

Group Reorganization

On March 4, 2026, Ong Chuan Lam, the sole shareholder who held 1 ordinary share of Lotus Synergy Inc transferred 1 ordinary share, representing 100% of the issued share of Lotus Synergy Inc to the Company. After the completion of the share transfer, the Company became the sole shareholder of Lotus Synergy Inc.

Mr. Ong Chuan Lam was the sole shareholder and held 1 ordinary share of the Company. On March 4, 2026, the Company issued and allotted 14,999,999 ordinary shares to Mr. Ong Chuan Lam. Immediately after the share allotment, Mr. Ong Chuan Lam held 15,000,000 ordinary shares of the Company. On the same day, the Company conducted the share re-designation, so that the authorized share capital of the Company changed from US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 to US$50,000 divided into 450,000,000 Class A Ordinary Shares of par value of US$0.0001 each and 50,000,000 Class B Ordinary Shares of par value of US$0.0001 each. The Company redesignated the shares, such that Mr. Ong Chuan Lam held 5,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares, respectively. The Company also adopted the Amended and Restated Memorandum and Articles of Association. On the same day, Mr. Ong Chuan Lam transferred an aggregate of 5,000,000 Class A Ordinary Share and 10,000,000 Class B Ordinary Shares to EPHRON INC, EKLC INC and EYPC INC, respectively. After the completion of the share transfer, the shareholding and the shareholders of the Company shall be as follows:

Name of shareholders	No. and class of shares held
EPHRON INC	2,150,000 Class A Ordinary Shares
10,000,000 Class B Ordinary Shares
EKLC INC	1,425,000 Class A Ordinary Shares
EYPC INC	1,425,000 Class A Ordinary Shares

On March 4, 2026, EPHRON INC issued and allotted 9,999 ordinary shares to its sole shareholder, Mr. Ong Chuan Lam. After the completion of the share allotment, the sole shareholder Mr. Ong Chuan Lam held 10,000 ordinary shares of EPHRON INC.

On [*], EPHRON INC transferred an aggregate of [1,458,000] Class A Ordinary Share to [*] and [*]. After the completion of the share transfer, the shareholding of the shareholders of the Company shall be as follows:

Name of shareholders	No. and class of shares held
EPHRON INC	[692,000] Class A Ordinary Shares
10,000,000 Class B Ordinary Shares
EKLC INC	1,425,000 Class A Ordinary Shares
EYPC INC	1,425,000 Class A Ordinary Shares
[*]	[727,500] Class A Ordinary Shares
[*]	[730,500] Class A Ordinary Shares

For a detailed illustration of the corporate structure, please refer to the organization chart below: -

The following chart illustrates our corporate structure immediately prior to and upon completion of this Offering, assuming the underwriters do not exercise the over-allotment option:

[*]

Our Controlling Shareholder presently holds [*]% of the voting power of the Company and will hold [*]% of the voting power immediately after this Offering. Because more than 50% of the voting power of the Company is held by our Controlling Shareholder after the completion of this Offering, we will be a controlled company under The Nasdaq Capital Market corporate governance rules. See “Risk Factors — Risks Related to our Class A Ordinary Shares and this Offering.”

Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares will vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company (other than in respect of separate general meetings of the holders of a class or series of shares) and have the same rights except that (a) each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes and (b) each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, and Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. As at the date of this prospectus, all the issued 10,000,000 Class B Ordinary Shares are indirectly held by our Controlling Shareholder.

We are offering [*] Class A Ordinary Shares of [*], our Cayman Islands holding company, representing [*]% of the issued Ordinary Shares following completion of the offering of [*], assuming the underwriters do not exercise the over-allotment option.

Holding Company Structure

LPC is a Cayman Islands holding company with no material operations of its own, and we conduct our operations primarily in Malaysia through the Operating Subsidiary. This is an offering of the Class A Ordinary Shares of LPC, a company with limited liability incorporated under the laws of the Cayman Islands, instead of the shares of the Operating Subsidiary. Investors in this offering will not directly hold any equity interests in the Operating Subsidiary.

As a result of our corporate structure, LPC’s ability to pay dividends may depend upon dividends paid by the Operating Subsidiary. If our existing Operating Subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash to and From Our Subsidiary

We rely on dividends or payments to be paid by the Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses.

The ability of LPC to transfer cash to its subsidiary is subject to the following: subject to due corporate authorization in accordance with its Amended and Restated Memorandum and Articles and compliance with the Companies Act, there is no prohibition under the laws of the Cayman Islands and its Amended and Restated Memorandum and Articles preventing LPC from providing funding to our Operating Subsidiary through shareholder’s loans or capital contributions.

Under Malaysia law, a company may only distribute dividends to the shareholders out of profits. Before a distribution of dividends to the shareholders, the directors of the company must authorize the same on the basis that the company will remain solvent immediately after such distribution. In Malaysia, dividends paid by Malaysian companies to non-residents are not subject to withholding tax.

During the years ended June 30, 2025 and 2024, the board of directors of our Operating Subsidiary, declared and paid a dividend of US$136,461 and US$96,017, respectively. On November 30, 2025, the board of directors of our Operating Subsidiary declared an interim dividend of US$71,310 and paid on December 31, 2025. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Group Reorganization. The transactions were accounted for as a reduction of retained earnings of the Operating Subsidiary prior to the Group Reorganization.

On January 10, 2026, the board of directors of our Operating Subsidiary declared an interim dividend of US$37,009 and paid on February 14, 2026. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Group Reorganization.

Save as disclosed above, during the six months ended December 31, 2025, the fiscal years ended June 30, 2025 and 2024 and as of the date of this prospectus, LPC and its BVI subsidiary did not declare or pay any dividends and there was no transfer of assets among LPC and its subsidiaries.

If we determine to pay dividends on any of the Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary by way of dividend payments. Under the laws of Malaysia, the Operating Subsidiary may declare and pay dividends only out of profits available for distribution and subject to applicable solvency requirements (including that it is able to pay its debts as they become due) and any other applicable legal or contractual restrictions; accordingly, there can be no assurance as to the timing or amount of funds that may be distributed to LPC.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Subject to the Cayman Islands laws and our Amended and Restated Memorandum and Articles, our directors may declare dividends in such amount as the board of directors thinks fit if it is satisfied, on reasonable grounds, that immediately after the distribution, the value of the Company’s assets exceeds its liabilities, and the Company is able to pay its debt as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Any of these factors could have a material adverse effect on our business, financial position and results of operations, and hence there is no assurance that we will be able to pay dividends to our shareholders after the completion of the IPO.

Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

See “Dividend Policy” and “Risk Factors — Risks Related to our Class A Ordinary Shares and this Offering — We rely on dividends and other distributions on equity paid by our subsidiary to fund our cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.” and Statements of Change in Shareholders’ Equity in the audited financial statements contained in this prospectus for more information.

Summary of Key Risks

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows, and prospects that you should consider before making a decision to invest in the Shares. These risks are discussed more fully in “Risk Factors.” The following is a summary of some of the principal risks we face:

Risks Related to Our Business and Industry

•        We have grown rapidly in recent years and have limited experience operating at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture and financial results may suffer. See a more detailed discussion of this risk factor on page 14 of this prospectus.

•        If we are not able to respond successfully to technological or industry developments, including changes to the business models deployed in our industry, our business may be materially and adversely affected. See a more detailed discussion of this risk factor on page 15 of this prospectus.

•        We rely on many counterparties and third-party providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation, or otherwise, could adversely affect our operations. See a more detailed discussion of this risk factor on page 15 of this prospectus.

•        If we are unable to create brand influence, we may not be able to maintain current or attract new users and customers for our products. See a more detailed discussion of this risk factor on page 15 of this prospectus.

•        Failure to achieve and maintain a high level of product and service quality could damage our reputation with customers and negatively impact our results. See a more detailed discussion of this risk factor on page 16 of this prospectus.

•        We may be subject to disputes and claims arising in connection with our projects which could divert management resources and adversely affect our reputation and financial results, See a more detailed discussion of this risk factor on page 17 of this prospectus.

•        If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected. See a more detailed discussion of this risk factor on page 17 of this prospectus.

•        We face risks associated with concentration of revenue from a few large clients. Any interruption in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations. See a more detailed discussion of this risk factor on page 18 of this prospectus.

•        We are exposed to risks related to concentration of suppliers as we rely on a few major suppliers, and such concentration may have a material adverse effect on our business and results of operations. See a more detailed discussion of this risk factor on page 18 of this prospectus.

•        We may face unanticipated increases in project costs. See a more detailed discussion of this risk factor on page 18 of this prospectus.

•        The industry in which we operate is highly competitive, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position, financial performance and results of operations. See a more detailed discussion of this risk factor on page 18 of this prospectus.

•        A significant portion of our revenue is derived from competitive tendering, and the contracts are not recurring in nature. See a more detailed discussion of this risk factor on page 19 of this prospectus.

•        We may be subject to regulatory risk in connection with our CIDB registration if our interpretation of our obligations under the Construction Industry Development Board Malaysia Act 1994 is not accepted by the relevant authorities. See a more detailed discussion of this risk factor on page 19 of this prospectus.

•        If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of our customers. See a more detailed discussion of this risk factor on page 22 of this prospectus.

•        Our business and financial performance may be adversely affected by delays in project execution, customer non-payment, and the receipt of non-cash settlement for amounts owed to us. See more detailed discussion of this risk factor on page 22 of this prospectus.

•        Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions. See a more detailed discussion of this risk factor on page 23 of this prospectus.

•        If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected. See a more detailed discussion of this risk factor on page 23 of this prospectus.

•        Future acquisitions may have an adverse effect on our ability to manage our business. See a more detailed discussion of this risk factor on page 24 of this prospectus.

•        We may be the subject of allegations, harassment, or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share. See a more detailed discussion of this risk factor on page 24 of this prospectus.

•        Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services See a more detailed discussion of this risk factor on page 24 of this prospectus.

•        Our current insurance policies may not provide adequate levels of coverage against all claims, and we may incur losses that are not covered by our insurance. See a more detailed discussion of this risk factor on page 25 of this prospectus.

•        Our large-scale projects are dependent on our relationship with the project awarders. See a more detailed discussion of this risk factor on page 25 of this prospectus.

•        We are subject to risks associated with loan and financing arrangements. See a more detailed discussion of this risk factor on page 26 of this prospectus.

Risks Related to Doing Business in Malaysia

•        Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us. See a more detailed discussion of this risk factor on page 26 of this prospectus.

•        We face the risk that changes in the policies of the Malaysian government could have a significant impact upon the business we may be able to conduct in Malaysia and the profitability of such business. See a more detailed discussion of this risk factor on page 26 of this prospectus.

•        We are subject to foreign exchange control policies in Malaysia. See a more detailed discussion of this risk factor on page 27 of this prospectus.

•        We may incur liabilities or suffer adverse financial and reputational impacts in connection with occupational health and safety matters arising from our projects. See a more detailed discussion of this risk factor on page 27 of this prospectus.

•        Many of the economies in Asia, including Malaysia, are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability in the future. See a more detailed discussion of this risk factor on page 27 of this prospectus.

•        We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business. See a more detailed discussion of this risk factor on page 28 of this prospectus.

•        We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See a more detailed discussion of this risk factor on page 32 of this prospectus.

•        Because our principal assets are located outside of the United States and most of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in Malaysia. See a more detailed discussion of this risk factor on page 28 of this prospectus.

•        Fluctuations in exchange rates could adversely affect our business and the value of our securities. See a more detailed discussion of this risk factor on page 28 of this prospectus.

Risks Related to our Class A Ordinary Shares and this Offering

•        Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial. See a more detailed discussion of this risk factor on page 30 of this prospectus.

•        We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 30 of this prospectus.

•        Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of holders of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 31 of this prospectus.

•        The future sales of Class A Ordinary Shares by existing shareholders may adversely affect the market price of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 31 of this prospectus.

•        There has been no public market for our Class A Ordinary Shares prior to this Offering; if an active trading market does not develop, you may not be able to resell the Shares at any reasonable price. See a more detailed discussion of this risk factor on page 29 of this prospectus.

•        The trading price of the Class A Ordinary Shares may be volatile, which could result in substantial losses to you. See a more detailed discussion of this risk factor on page 29 of this prospectus.

•        Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. See a more detailed discussion of this risk factor on page 31 of this prospectus.

•        As a “controlled company” under the rules of the Nasdaq Stock Market LLC, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See a more detailed discussion of this risk factor on page 31 of this prospectus.

•        We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. See a more detailed discussion of this risk factor on page 32 of this prospectus.

•        Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of the Shares. See a more detailed discussion of this risk factor on page 32 of this prospectus.

•        If we fail to meet applicable listing requirements, Nasdaq may delist the Shares from trading, in which case the liquidity and market price of the Shares could decline. See a more detailed discussion of this risk factor on page 32 of this prospectus.

•        Our executive officers have no prior experience managing a U.S. listed public company, which could adversely affect our ability to comply with applicable U.S. laws, rules and regulations. See a more detailed discussion of this risk factor on page 33 of this prospectus.

•        Our existing shareholders that are not included in this registration statement will be able to sell their shares after completion of this Offering subject to restrictions under Rule 144. See a more detailed discussion of this risk factor on page 33 of this prospectus.

•        If you purchase the Class A Ordinary Shares in this Offering, you will incur immediate and substantial dilution in the book value of your Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 34 of this prospectus.

•        If a limited number of participants in this Offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of the Shares may be more volatile than it otherwise would be. See a more detailed discussion of this risk factor on page 34 of this prospectus.

•        Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances. See a more detailed discussion of this risk factor on page 34 of this prospectus.

•        The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile. See a more detailed discussion of this risk factor on page 34 of this prospectus.

•        Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 34 of this prospectus.

•        Sales of substantial amounts of our shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our shares. See a more detailed discussion of this risk factor on page 35 of this prospectus.

•        Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the Shares for return on your investment. See a more detailed discussion of this risk factor on page 35 of this prospectus.

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 36 of this prospectus.

•        Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. See a more detailed discussion of this risk factor on page 36 of this prospectus.

•        Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline. See a more detailed discussion of this risk factor on page 36 of this prospectus.

•        Certain judgments obtained against us by our shareholders may not be enforceable. See a more detailed discussion of this risk factor on page 36 of this prospectus.

•        You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation. See a more detailed discussion of this risk factor on page 37 of this prospectus.

•        We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies. See a more detailed discussion of this risk factor on page 38 of this prospectus.

•        As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. See a more detailed discussion of this risk factor on page 38 of this prospectus.

•        We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. See a more detailed discussion of this risk factor on page 38 of this prospectus.

•        There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Shares. See a more detailed discussion of this risk factor on page 39 of this prospectus.

•        We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See a more detailed discussion of this risk factor on page 39 of this prospectus.

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” See a more detailed discussion of this risk factor on page 39 of this prospectus.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a Cayman Islands exempted company with limited liability, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market Rules. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

Recent PCAOB Developments

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in the Shares being delisted.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB issued a Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 determination report.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has an exemption from the rule that a majority of the Board of Directors must be independent directors; unfettered ability to transfer information to the SEC.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Joseph Biden, which contained, among other things, an identical provision to AHFCAA and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the Shares may be prohibited from trading or delisted.

The PCAOB has continued its inspection on accounting firm headquartered in the PRC and in Hong Kong. According to the PCAOB’s publications of its firm inspection reports, there have been at least 9 and 9 accounting firms, headquartered in the PRC and in Hong Kong, respectively, being inspected from 2023 to 2025 by PCAOB.

See “Risk Factors — Risks Related to Our Business and Industry — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted” on page 20.

Implication of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this Offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which would occur if the market value of our securities that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

We were incorporated in the Cayman Islands as an exempted company with limited liability on February 25, 2026. Our registered office in the Cayman Islands is at Aegis International (Cayman) Limited, of Governors Square, 2nd Floor Block and Unit 3-212A, West Bay Road, Cayman Islands and the principal place of business is at No. 35 Jalan PJS 11/14, Bandar Sunway 47500, Subang Jaya, Selangor Darul Ehsan, Malaysia. Our principal executive office is at No. 35, Jalan PJS 11/14, Bandar Sunway, 47,500 Subang Jaya, Selangor Darul Ehsan, Malaysia. Our telephone number at this location is +603-56352518. Our principal website address is https://www.lotuspower.com.my. The information contained on our website does not form part of this prospectus.

Our agent for service of process in the United States is [*]. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The Offering

Securities being offered by us:	[*] Class A Ordinary Shares (or [*] Class A Ordinary Shares if the underwriters exercise their overallotment option to purchase additional Class A Ordinary Shares).
IPO price:	We estimate the IPO price will be between US$[*] and US$[*] per Class A Ordinary Share.
Number of Ordinary Shares issued and outstanding before this Offering:	[*] Ordinary Shares including [*] Class A Ordinary Shares and [*] Class B Ordinary Shares.
Number of Ordinary Shares issued and outstanding after this Offering:

[*] Ordinary Shares including [*] Class A Ordinary Shares (or [*] Class A Ordinary Shares if the underwriters exercise their overallotment option to purchase additional Class A Ordinary Shares) and [*] Class B Ordinary Shares.

Over-Allotment Option:

[We have granted the underwriters an option for a period of forty-five (45) days after the closing of this Offering to purchase up to 15% of the total number of our Class A Ordinary Shares offered by us pursuant to this Offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts.]

Use of proceeds:

Based upon an IPO price of US$[*] per Share (the midpoint of the price range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this Offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately US$[*] if the underwriters do not exercise their overallotment option, and US$[*] if the underwriters exercise their overallotment option in full, after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us.

We plan to use the net proceeds of this Offering as follows:

•   Approximately [*]% for [*];

•   Approximately [*]% for [*];

•   Approximately [*]% for [*];

•   Approximately [*]% for [*]; and

•   Approximately [*]% for general working capital and corporate purposes.

For more information on the use of proceeds, see “Use of Proceeds” on page 49.
Lock-up:

We and all of our directors and officers and shareholders that hold 5% or more of our outstanding Ordinary Shares have agreed with the representatives of the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 180 days after the closing of his offering. See “Shares Eligible for Future Sale” and “Underwriting.”

Nasdaq listing:	We intend to apply to list our Class A Ordinary Shares on The Nasdaq Capital Market under the symbol “[*]”
Transfer agent and registrar:	[*]
Risk factors:	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our Class A Ordinary Shares.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option and is based on the [*] Ordinary Shares issued and outstanding as of the date of this prospectus.

RISK FACTORS

An investment in the Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in the Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations, and future growth prospects. In these circumstances, the market price of the Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have grown rapidly in recent years and have limited experience of operating on our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture and financial results may suffer.

Our revenue increased by approximately 104.6%, from US$11.7 million for the financial year ended June 30, 2024 to US$23.9 million for the financial year ended June 30, 2025. For the six months ended December 31, 2025, our revenue increased by approximately 87.7% from US$8.0 million for the six months ended December 31, 2024 to US 15.0 million for the six months ended December 31, 2025. Our recent growth rates and financial results should not be considered indicators of our future performance. In order to effectively manage and leverage our growth, we must continue to expand our sales and marketing and upgrade our management information systems. Our continued growth has in the past and may in the future strain our existing resources and we may experience ongoing operational difficulties in managing our operations in Malaysia, including difficulties in recruiting, training and managing a dispersed and growing employee base. Failure to expand and maintain our company culture through growth may harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate goals.

Electrical equipment supply and trading industry is evolving rapidly and may not evolve as we expect. Even if our net sales continue to grow, our net sales growth rate may decline in the future due to a variety of factors, including macroeconomic factors, changes in supply and supply chain, changes in consumer preferences, increased competition and the maturation of our business. Accordingly, you should not rely on our net sales growth rates for any prior period as an indicator of our future performance. Our overall growth in net sales will depend on many factors, including our ability to:

(1)    Price our products and services effectively so that we can attract new customers and expand our relationships with existing customers.

(2)    Accurately forecast our net sales and plan our operating expenses.

(3)    Compete successfully with other companies that are or may be entering our competitive market in the future and respond to developments in those competitors, such as pricing changes and the introduction of new products and services.

(4)    Complying with existing and new laws and regulations that apply to our business.

(5)    Successfully expanding into existing markets and entering new markets, including new geographic areas and categories.

(6)    The successful introduction of new products and enhancements to our products and services and their features, including in response to new trends or competitive dynamics or customer needs or preferences.

(7)    Successfully identifying and acquiring or investing in businesses, products or technologies that we believe will complement or expand our business.

(8)    Avoiding disruptions or interruptions in the distribution of our products and services.

(9)    Providing quality support for our customers that meets their needs.

(10)  Hiring, integrating and retaining talented sales, customer service and other personnel.

(11)  Effectively managing the growth of our business, personnel and operations, including the opening of new facilities.

(12)  Effectively managing the costs associated with our business and operations.

(13)  Maintaining and enhancing our reputation and brand value.

Because of our limited history of operating our business at our current scale, it is difficult to assess our current operations and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the markets in which we sell our products and services, the significant uncertainty about how these markets will develop and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenues. Failure to effectively manage our future growth could adversely affect our business, financial condition and results of operations.

If we are not able to respond successfully to technological or industry developments, including changes to the business models deployed in our industry, our business may be materially and adversely affected.

The electrical equipment supply and trading market is characterized by rapid technological developments and evolving industry and technical standards. Key developments affecting our industry include the increasing deployment of renewable energy infrastructure, the adoption of smart grid and high-voltage distribution technologies, and changes to technical standards and grid connection requirements. As a result, participants in the electrical equipment supply and trading industry constantly change their product offerings and business models and adopt new technologies to, among other things, increase cost efficiency and adapt to buyer preferences. There can be no assurances that our key competitors will not adopt a more effective business strategy than us or that our competitors will not be able to more quickly adapt to industry changes than we will. If we fail to successfully and timely respond to technological or industry developments, it could result in a loss of sellers and buyers, and our brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

We rely on many counterparties and third-party providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation, or otherwise, could adversely affect our operations.

We are party to agreements with third-party companies in various aspects of our business model, including our subcontractors who carry out installation works on our behalf and with third party suppliers who provide the transformers, switchgear and related electrical equipment that we supply to our customers. Our ability to fulfil our contractual obligations depends materially on the continued performance of these parties.

Pursuant to Regulation 75 of the Electricity Regulations 1994, no person shall carry out electrical installation works unless they hold a valid Certificate of Registration as an Electrical Contractor issued by Suruhanjaya Tenaga under the Electricity Supply Act 1990. Our subcontractors who perform installation works on our behalf are therefore required to hold valid electrical contractor registrations of the appropriate class for the contract value and scope of works involved.

If these third parties do not comply with applicable legal, regulatory or administrative requirements, were to default on their obligations, or if we lose a significant provider through bankruptcy, consolidation or otherwise, we may be subject to litigation with these third-party providers, fail to renew the respective agreements on commercially acceptable terms and, therefore, face the need of switching to new third-party providers, who may provide services to us at higher prices, and any of the following of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

In addition, in the event that our subcontractors cause damage to property, fail to meet safety standards, or violate regulations, we could potentially be exposed to legal and financial liabilities. While we may attempt to seek damages from the relevant subcontractors, we may, from time to time, be required to compensate our clients prior to receiving the said damages from the relevant contractors. In the event that we are unable to seek damages from the relevant subcontractors or the amount of the claims cannot be recovered in full or at all from the subcontractors, we may be required to bear some or all the costs of the claims, which may in turn adversely affect our profitability and financial performance.

If we are unable to create brand influence, we may not be able to maintain current or attract new users and customers for our products.

Our operational and financial performance is highly dependent on the strength of our brand. We believe brand familiarity and preference will continue to have a significant role in winning over customers. In order to further expand our customer base, we may need to substantially increase our marketing expenditure to enhance brand awareness through various online and offline means. Moreover, negative coverage in the media of our company could threaten the perception of our brand, and we cannot assure you that we will be able to defuse negative press coverage about our company to the satisfaction of our investors, customers and suppliers. If we are unable to defuse negative press coverage about our company, our brand may suffer in the marketplace, our operational and financial performance may be negatively impacted.

Currently, we sell our products, under our various product line brands, to domestic customers in Malaysia. However, while the management does not consider the likelihood to be high, if our competitors initiate a lawsuit against us for infringing their trademarks, we may be forced to adopt a new brand name for our products. As a result, we may incur additional marketing costs to raise awareness of such new brand name. We may also be ordered to pay a significant amount of damages, and our business, results of operations and financial condition could be materially and adversely affected. We operate in a competitive environment, and our profitability and competitive position depend on our ability to accurately estimate the costs and timing of providing our products and services.

Failure to achieve and maintain a high level of product and service quality could damage our reputation with customers and negatively impact our results.

Product and service quality issues could harm customer confidence in our company and our brands. If certain of our product offerings do not meet applicable safety standards or our customers’ expectations regarding safety or quality, we can experience lost sales and increased costs and we can and have been exposed to legal, financial and reputational risks. Actual, potential or perceived product safety concerns could expose us to litigation as well as government enforcement actions, which has also occurred in certain instances. In addition, when our products fail to perform as expected, we are exposed to warranty, product liability claims, personal injury and other claims.

We maintain strict quality controls and procedures. However, we cannot be certain that these controls and procedures will reveal defects in our products or their raw materials, which may not become apparent until after the products have been placed in use in the market. Accordingly, there is a risk that products will have defects, which could require a product recall or after-sales follow-up actions. These measures can be costly to implement, and may damage our reputation, customer relationships and market share.

If any such claims or contribution requests or requirements exceed our available insurance or if there is a product recall, there could be an adverse impact on our results of operations. In addition, a recall or claim could require us to review our entire product portfolio to assess whether similar issues are present in other products, which could result in a significant disruption to our business and which could have a further adverse impact on our business, financial condition, results of operations and cash flows. There can be no assurance that we will not experience any material warranty or product liability claim losses in the future, that we will not incur significant costs to defend such claims or that we will have adequate reserves to cover any recalls, repair and replacement costs.

We are exposed to product quality risk in respect of the equipment we supply, and our ability to recover losses from our suppliers under back-to-back warranty arrangement may be limited.

We resell transformers, switchgear, and related electrical equipment manufactured by third-party original equipment manufacturers. We do not manufacture any of the products we supply and do not control the manufacturing process or quality control procedures of our suppliers. If equipment we supply is found to be defective or fails to perform to the required specifications, we may be exposed to claims from our customers for replacement, rectification costs, project delays or damages.

While we seek to obtain back-to-back warranty arrangements from our suppliers to mitigate such exposure, there is no assurance that such warranties will in all cases be enforceable, sufficient to cover the full extent of our liability to customers, or that our suppliers will have the financial capacity to honour their warranty obligations. Where supplier warranties do not fully cover our liability, we may be required to bear the shortfall at our own cost.

Any significant product quality failure could also damage our reputation with existing and prospective customers and adversely affect our ability to secure future contract awards. If we experience material product liability claims or warranty costs that are not recoverable from our suppliers, our business, financial condition and results of operations could be materially and adversely affected. As at the date of this prospectus, we have not received any material product liability claims or warranty claims in respect of equipment supplied by us.

We may be subject to disputes and claims arising in connection with our projects which could divert management resources and adversely affect our reputation and financial results.

In the ordinary course of our business, we may be involved in disputes or claims with customers, suppliers, subcontractors or other project participants in connection with matters including delays in equipment delivery, contractual disputes as to the value of works completed, defects in equipment or installation works, damage to property, and personal injury arising from site accidents. Regardless of the merits of any such claim, we may be required to divert management time and incur legal costs to address them. Any negative publicity arising from such disputes could adversely affect our reputation in the industry and our ability to secure future contracts.

As at the date of this prospectus, we are not a defendant in any dispute, claim or legal proceedings of the nature described above. We cannot assure you that disputes or claims will not arise in the future or that their resolution will not have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business model requires us to manage a large volume of inventory effectively. We procure products from third-party manufacturers and sell from our own inventory. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, we may not be able to accurately forecast demand. The procurement of certain types of inventory may require significant lead time and prepayment, and they may not be returnable. If we are unable to anticipate or respond to changes in customer preferences or fail to bring products that satisfy new customer preferences in a timely manner, our results of operations, financial condition and liquidity could be adversely affected.

We are required to provide performance bonds to secure our obligations under project contracts, which could adversely affect our liquidity and our ability to secure further banking facilities.

Certain of our project contracts require us to procure performance bonds issued by banks or insurance companies in favour of our customers as security for our performance obligations. Under the terms of these performance bonds, the issuing banks undertake to pay our customers on demand for any amount claimed, typically upon a written demand stating that we have failed to observe or perform our obligations under the relevant project contracts. The obligations of the issuing banks under such performance bonds are generally continuing, absolute and unconditional, and are not affected by the validity or enforceability of the underlying contract. These performance bonds are typically required to be maintained for the duration of the relevant project and remain in effect until the occurrence of specified events, which may include the expiry of the performance guarantee period (as confirmed by our customers), the reduction of the maximum liability under the bond to zero, the termination of the underlying contracts, or such other date as specified in the bond. Performance bonds issued by banks are typically supported by cash collateral deposited with the issuing bank or by a deduction against our available banking facilities. The requirement to maintain cash collateral or to utilise banking facility limits for the issuance of performance bonds reduces the funds available to us for working capital and other purposes, and may constrain our ability to secure additional bank financing.

As of December 31, 2025, and as of June 30, 2025 and 2024, we had paid security deposits of approximately $3,892, $4,225 and $4,255, respectively, and had outstanding performance bonds with an aggregate face value of approximately $1,565,219, $1,363,274 and $368,362, respectively, in connection with our project contracts.

If we fail to procure a performance bond required under a project contract, our customer may have the right to terminate that contract. If we fail to perform our obligations under a project contract, the issuing bank or insurance company may be required to pay the customer up to the face value of the performance bond on demand, and we would become liable to reimburse the issuing institution for any such payment or have our collateral applied against the amount paid. Any such demand or termination could have a material adverse effect on our business, financial condition and results of operations. As at the date of this prospectus, none of our outstanding performance bonds has been called by any customer.

As we continue to grow and take on larger projects, the aggregate value of performance bonds required may increase, placing greater demands on our banking facilities and liquidity position. There is no assurance that our existing banking facilities will be sufficient to support the performance bond requirements of our future project portfolio.

We face risks associated with concentration of revenue from a few large clients. Any interruption in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.

In fiscal year 2025, we derived a significant portion of our revenue from three customers, customer A, customer F and customer C, which contributed 54.9%, 3.4% and 2.2% of our total revenue, respectively. Similarly, in fiscal year 2024, we derived a significant portion of our revenue from three customers, customer B, customer G and customer H, which contributed 15%, 7.7% and 6.9% of our total revenue, respectively.

During six months period ended December 31, 2025, we derived a significant portion of our revenue from customer A, which contributed 53.1% of our total revenue.

We are not dependent on the above-mentioned customers for our business continuity as our contracts with them are on project basis and we have been able to secure projects from different customers over the last two fiscal years. However, the substantial contribution of revenue from specific customers indicates that our financial performance is heavily reliant on their project requirements and timelines. If there are delays, cancellations, or reduced project activity from these customers, our revenue stream could be significantly impacted.

We are exposed to risks related to concentration of suppliers as we rely on a few major suppliers, and such concentration may have a material adverse effect on our business and results of operations.

In each of the fiscal years ended June 30, 2025 and 2024, two of our suppliers constituted more than 10% of our aggregate purchases, in total representing 88.8% and 85.0% of our aggregate purchases in the fiscal years of 2025 and 2024, respectively. In addition, for the fiscal years ended June 30, 2025 and 2024, purchases from our top five suppliers accounted for 94.8% and 91.4% of our total purchases, respectively.

During the six months ended December 31, 2025, two of our suppliers contributed more than 10% of our aggregate purchases, in total representing 86.7% of our aggregate purchases during the interim period.

Due to the concentration of our purchases from our major supplier, any interruption of the operations of our major supplier, any failure of our major supplier to accommodate our growing business scale, any change in cooperation terms, or the deterioration of cooperative relationships with our major supplier may materially and adversely affect our business, financial condition and results of operations. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms on a timely basis or at all.

We may face unanticipated increases in project costs.

We estimate our project costs at the time of bidding or negotiating for projects. The contract value is priced based on our cost estimates and project scheduling that are derived from assumptions such as prices of switchgears, which are quoted to us or transacted in RM as well as costs and availability of labor and prices of the relevant machinery and equipment. Our cash flow and profit margin from the projects are therefore dependent upon our ability to accurately estimate these costs and timeline. Such costs and timeline may be affected by a variety of factors, such as depreciation of RM against other currencies, slower than anticipated progress, conditions at project sites differing materially from what was anticipated at the time we bid for the contract, higher costs of equipment, material and labor, and delay in material deliveries and project financing closure.

In such events, we may incur cost overruns which will affect our cash flow and financial performance. These variations in costs may cause actual gross profit for a project to differ from those originally estimated. As a result, certain projects could have lower margins than anticipated or incur losses if actual costs for the projects exceed their estimates.

The industry in which we operate is highly competitive, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position, financial performance and results of operations.

We operate in a competitive market for the supply of electrical distribution equipment industry in Malaysia. We compete with other equipment suppliers and trading houses, as well as with direct sales channels established by original equipment manufacturers. Competition is based principally on pricing, product quality, supplier relationships, delivery capability, technical expertise and track record. See “Business — Our Competitive Strengths — Established Distribution Relationships with Recognised Manufacturers” and “Business — Our Competitive Strengths — Industry Experience and Market Familiarity”

Our competitors may operate with different business models, have different cost structures, and may ultimately prove to be more successful or more adaptable to new regulatory, technological, and other developments. They may in the future achieve greater market acceptance and recognition and gain a greater market share. It is also possible that potential competitors may emerge and acquire a significant market share. If existing or potential competitors develop or offer products and services that provide significant performance, price, creative optimization, or other advantages over those offered by us, our business, results of operations, and financial condition could be materially and adversely affected. Our existing potential competitors may enjoy competitive advantages over us, such as longer operating history, greater brand recognition, more competitive pricing, and significantly greater financial, technical, and marketing resources. In addition, there is a risk that original equipment manufacturing (“OEM”) manufacturer whose products we currently resell may establish or expand their own direct sales and distribution channels in Malaysia, which could reduce demand for our trading and coordination services and compress our margins.

If we fail to compete successfully, we are at risk of losing customers, which could result in an adverse impact on our financial performance and business prospects. We cannot assure you that our strategies will remain competitive or that they will continue to be successful in the future. Increasing competition may result in pricing pressure and loss of our market share, either of which could have a material adverse effect on our financial condition and results of operations.

A significant portion of our revenue is derived from competitive tendering and the contracts are not recurring in nature.

A significant portion of our revenue for the six months ended December 31, 2025 and the financial year ended June 30, 2025 was derived from contracts awarded through competitive tender processes. Our contracts are project-based and non-recurring, and the growth of our business depends in part on our ability to continuously secure new contract awards through successful tendering.

Our existing customers are under no contractual obligation to award us future projects or to engage our services beyond the scope of existing contracts. Each new project requires us to participate in a separate tender process or negotiation, and there is no assurance that the terms and conditions of any new contract will be comparable to, or as commercially favourable as, those of our prior contracts.

In order to remain competitive, we may be required to submit bids below our preferred pricing or offer more favourable contract terms. There is no assurance that we will be awarded any particular contract even on those terms. Accordingly, we cannot guarantee that our project pipeline will be sufficient to sustain our business or maintain our current levels of revenue and profitability.

We may be subject to regulatory risk in connection with our CIDB registration if our interpretation of our obligations under the Construction Industry Development Board Malaysia Act 1994 is not accepted by the relevant authorities.

We are primarily engaged in the trading and supply of transformers, switchgear and related electrical equipment. Installation works in connection with our supply contracts are carried out by subcontractors engaged by us, and we do not self-perform construction works. We hold a Grade G7 certificate of registration issued by the CIDB under the Lembaga Pembangunan Industri Pembinaan Malaysia Act 1994 (“CIDBA 1994”), covering Building (B04), Civil Engineering (CE21) and Mechanical & Electrical (M15) specialisations. Our CIDB registration was obtained as a commercial credential to support our tender eligibility and customer relationship requirements.

We consider that, as a trading house that does not directly undertake or execute construction works, we are not subject to the mandatory registration obligations under CIDBA 1994 that apply to contractors performing construction works, including the obligation to submit project details to CIDB within 14 days of contract award and to pay the CIDB construction levy of 0.25% of contract value. We have made the requisite submissions, including retrospective submissions in respect of prior periods.

However, there is no assurance that CIDB or the relevant authorities will adopt the same interpretation. If CIDB takes the position that our supply and installation coordination activities constitute construction works within the meaning of CIDBA 1994, we may be required to comply with the full suite of reporting and levy obligations applicable to registered contractors, including in respect of past contracts. In such circumstances, we may be subject to outstanding levy assessments, fines or penalties for non-compliance, or other enforcement action under CIDBA 1994. Any such finding could have a material adverse effect on our business, financial condition and results of operations. As at the date of this prospectus, we have not received any notice of non-compliance or enforcement action from CIDB.

We may be subject to regulatory enforcement action and contractual liability if the relevant authorities determine that our business activities require licences, approvals or permits that we do not currently hold.

We are principally engaged in the supply and trading of transformers, switchgear and related electrical equipment. We do not consider ourselves to be engaged in the performance of electrical installation works and accordingly we do not maintain an electrical contractor registration under the Electricity Supply Act 1990 and Electricity Regulations 1994 in our own name. Our position is that our scope of activity is limited to equipment supply, procurement coordination and delivery, and that electrical installation, testing and commissioning works are carried out exclusively by independent subcontractors engaged by us.

In certain circumstances, our personnel may be present on project sites while our subcontractors are carrying out installation works, for the purpose of equipment supervision, quality oversight or coordination with the project owner or main contractor. We do not consider such presence to constitute the performance of electrical works within the meaning of the Electricity Regulations 1994. However, there is no assurance that the relevant regulatory authorities will adopt the same interpretation. If the relevant authorities determine that our activities require licences, approvals or permits that we do not hold, we may face the following consequences:

(i)     we may be subject to enforcement action by the relevant authorities, including the issuance of fines or financial penalties, stop-work orders in respect of ongoing projects, or other regulatory sanctions. Any such enforcement action could disrupt our project operations and have a material adverse effect on our business, financial condition and results of operations.

(ii)    our contracts with customers may contain representations, warranties or conditions requiring us to hold all licences, permits and regulatory approvals necessary for the lawful performance of our obligations. If we are found not to hold required licences, our customers may be entitled to terminate the relevant contracts, claim damages for losses arising from any project disruption or delay, or make demands on performance bonds procured in connection with those contracts. The financial consequences of such claims could be significant, particularly in respect of large-scale projects where project disruption costs are material.

Any regulatory enforcement action or contractual claim arising from our current licensing position could have a material adverse effect on our business, financial condition, results of operations and prospects. As at the date of this prospectus, we have not received any regulatory notice, enforcement action or stop-work order in connection with our licensing position, and no customer has raised any claim or dispute against us in respect of the same.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted.

Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 determination report, and we and the Operating Subsidiary have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China, and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB, or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in the Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect to cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by former President

Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. The PCAOB has continued its inspection on accounting firm headquartered in the PRC and in Hong Kong. According to the PCAOB’s publications of its firm inspection reports, there has been at least 9 and 9 accounting firms, headquartered in the PRC and in Hong Kong, respectively, being inspected from 2023 to 2025 by PCAOB.

If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of our customers.

Our business has steadily expanded since its inception, and we anticipate continued growth both scale and diversity of operations. For example, we intend to explore the expansion of our sales and technical engineering capabilities, including by employing additional sales and service engineers to develop new customers relationships and enter new markets, and by establishing a dedicated technical engineering team to serve the 132/275 kV high voltage equipment sector. Such expansions increase the complexity of our operations and may cause strain on our managerial, operational, and financial resources. We must continue to hire, train, and effectively manage new employees. In the event that our new hires fail to perform as expected, or if we fail to hire, train, manage, and integrate new employees, our business, financial condition, and results of operations may be materially adversely affected. The expansion of our services will also require us to maintain consistency in the quality of our services so that our market reputation is not damaged by any deviations in quality, whether actual or perceived.

Our future results of operations also depend largely on our ability to execute our future plans successfully. In particular, our continued growth may subject us to the following additional challenges and constraints:

•        we face challenges in ensuring the productivity of a large employee base and recruiting, training, and retaining skilled personnel, including areas of procurement, sales and marketing, and information technology for our growing operations;

•        we face challenges in responding to evolving industry standards and government regulation that impact our business and the logistics and warehousing industry in general;

•        the technological or operational challenges may arise from the new services;

•        the execution of our future plans will be subject to the availability of funds to support the relevant capital investment and expenditures; and

•        the successful execution of our strategies is subject to factors beyond our control, such as general market conditions, and economic and political developments in the U.S. and globally.

All of these endeavors involve risks and will require significant management, financial, and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. There is no assurance that the investment to be made by our Company as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected.

Our business and financial performance may be adversely affected by delays in project execution, customer non-payment, and the receipt of non-cash settlement for amounts owed to us.

Our contracts typically require us to deliver transformers, switchgear and related electrical equipment and to coordinate the completion of installation works within agreed delivery and completion timelines. Failure to meet these timelines may expose us to claims for liquidated damages or other contractual penalties by our customers. Factors that may cause delays in our project execution include late delivery of equipment by our OEM suppliers, unavailability of qualified subcontractors, delays, and performance issues by our subcontractors, damage to equipment in transit or on-site, adverse site conditions, and other circumstances beyond our control.

As at the date of this prospectus, we are not currently subject to any liquidated damages claims or delay penalties. However, there is no assurance that we will not be subject to such claims in the future.

Our revenue and cash flow are dependent on the timely payment of amounts due from our customers upon delivery of equipment and completion of installation works. We have in the past experienced instances where customers were unable to settle outstanding amounts in cash, resulting in trade receivable write-offs or the acceptance of non-cash consideration in lieu of cash payment, including the receipt of real property assets as settlement for outstanding receivables. While such arrangements have allowed us to recover value that might otherwise have been written off entirely, they introduce additional risks including:

(i)     liquidity risk:    the receipt of real property in settlement of trade receivables does not generate immediate cash flow, and we may be required to hold, manage or dispose of such properties before realising their value, during which time our liquidity position may be adversely affected;

(ii)    valuation risk:    the value attributed to real property received as settlement may not be realisable upon subsequent disposal;

(iii)   disposal risk:    we may be unable to dispose of real properties received as settlement on commercially acceptable terms or within a reasonable timeframe, particularly where such properties are subject to restrictions on transfer, or other encumbrances; and

(iv)   accounting and disclosure risk:    the receipt of non-cash consideration requires appropriate accounting treatment and valuation, and any misjudgement in the carrying value of such assets could require subsequent write-downs.

Non-payment or prolonged delays in settlement by customers may also result in impairment losses or write-offs of trade receivables as bad debts, which would adversely affect our results of operations and financial position. While we implement payment terms and follow-up procedures to manage our receivables, there is no assurance that such measures will be sufficient to prevent customer default or to fully recover amounts owed to us. Any material default by one or more customers, or the accumulation of illiquid non-cash assets received as settlement, could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions.

We operate principally in the business of trading and supplying of transformer, switchgear and related electrical equipment in Malaysia and we solely generate revenue from this market. Due to this geographic concentration, our results of operations and financial conditions are subject to greater risks from changes in general economic and other conditions in Malaysia, than the operations of more geographically diversified competitors. These risks include:

•        changes in economic conditions and unemployment rates;

•        changes in laws and regulations;

•        a decline in the number of our enterprise customers which purchase our products and services;

•        changes in competitive environment; and

•        natural disasters in the region.

As a result of the geographic concentration of our business, we face a greater risk of a negative impact on our business, financial condition, results of operations, and prospects in the event the country in which we operate is more severely impacted by any such adverse conditions, as compared to other areas or countries.

An economic downturn in the market in which we operate could adversely impact on the selling of our products and services. Factors that could affect customers’ willingness to purchase our products and services include general business conditions, levels of employment, market interest rates and tax rates, and customer confidence in future economic conditions. In the event of an economic downturn, sales of our products could be adversely affected and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected.

Our success depends, to a large extent, on the efforts of our key personnel, including Ms. YONG POI CHING, our Chief Executive Officer, our other executive officers, senior management, and other key employees who have valuable experience, knowledge, and connections in our industry. There is no assurance that these key personnel will not voluntarily terminate their employment with us. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could adversely impact on our financial condition, operating results, and business prospects.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services, or products that complement our existing business or support our future development of business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material adverse effect on our ability to manage our business, revenue, and net income. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The issuance of debt by us, if required, would result in debt service obligations and operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution for our stockholders.

We may be the subject of allegations, harassment, or other detrimental conduct by third parties, which could harm our reputation and cause us to lose market share.

We may be subject to allegations by third parties or purported former employees, negative Internet postings, and other adverse public exposure on our business, operations, and staff compensation. We may also become the target of harassment or other detrimental conduct by third parties or disgruntled former or current employees. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, media, or other organizations. We may be subject to government or regulatory investigation or other proceedings as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against our Company, may be posted on the Internet, including social media platforms by anyone on an anonymous basis. Any negative publicity on our Company or our management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content of their users’ posts, often without filters or checks on the accuracy of the content posted. The information posted may be inaccurate and adverse to our Company, and it may harm our reputation, business, or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially false information about our business and operations, which in turn may cause us to lose market shares and customers.

Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to infringement of the intellectual property rights of others. We may be subject to allegations that we have infringed on the trademarks, copyrights, patents, and other intellectual property rights of third parties, including our competitors, or that we are involved in unfair trade practices. In addition, there may be third-party trademarks, patents, copyrights, know-how, or other intellectual property rights that are infringed by our products, services, or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in various jurisdictions.

If any third-party infringement claims are brought against us, we may be forced to divert management’s time and attention and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how, or other intellectual property rights are evolving and may be uncertain, and we cannot assure you that courts or regulatory authorities would agree with our analysis. Such claims, even if they do not result in liability, may harm our reputation. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type including group life and health insurance, group personal accident insurance, keyman insurance on certain key personnel, property insurance and motor vehicle insurance.

However, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects. Our group personal accident coverage provides only accidental death and permanent disablement benefits and does not extend to medical expenses or other related benefits. Our keyman insurance policies on certain key management personnel are assigned to our bankers as security for our banking facilities, and any proceeds payable thereunder would first be applied to discharge our outstanding loan obligations before any surplus is remitted to the Company. Accordingly, these policies may not provide the full financial protection against the loss of key personnel that would otherwise be expected.

Certain of our project contracts require us to procure and maintain project-level insurance, including contractors’ all risks or public liability coverage, for the duration of the relevant project. Where such requirements are imposed, we procure the requisite coverage in accordance with the contractual terms. For project contracts that do not impose such requirements, we generally require our subcontractors to procure and maintain appropriate insurance for their scope of works. There is no assurance that subcontractor-maintained insurance will at all times remain in force, be sufficient in scope or amount, or respond to all losses or liabilities that may arise. Where losses are not covered and we remain liable to our customers, we may be exposed to uninsured costs and liabilities.

There can be no assurance that our existing insurance coverage will be sufficient to cover all potential claims or losses, or that we will be able to maintain or obtain adequate insurance on commercially reasonable terms in the future. Any uninsured or underinsured loss could have a material adverse effect on our business, financial condition and results of operations.

Our large-scale projects are dependent on our relationship with the project awarders.

For the majority of our large-scale projects, we usually supply transformers, switchgear and related electrical equipment, and coordinate installation works, as a supplier to the project awarders. Project awarders are main contractors who secure project bids from project owners and then subcontract the work to subcontractors. In the event that a project owner decides to terminate its contract with the project awarder, who has subcontracted work to us, it may lead to the termination of our contract with the project awarder. Such terminations may arise due to various factors, including changes in project priorities, financial constraints, or unforeseen circumstances, and could have a material adverse effect on our financial condition, results of operations, and overall business prospects.

Additionally, there is a risk of contract termination for convenience by the project awarders or the project awarders omitting or terminating any part of the contract works. The termination of our contract or the omission of specific contract works by the main contractor could result in financial consequences, potential project delays, and adverse impacts on our business performance. Further, any disruption in our relationship with project awarders, including but not limited to disputes, financial instability, or changes in strategic direction, may impact our ability to secure contracts and perform services.

Where our contracts are terminated or our scope is reduced, we may have already committed to procuring equipment from our OEM suppliers on the basis of the original contract scope. In such circumstances, we may be unable to cancel purchase orders without incurring cancellation costs, or may be left with equipment procured specifically for the relevant project that cannot readily be redeployed. Any of the above developments could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks associated with loan and financing arrangements.

In the ordinary course of our business, we enter into loan and financing agreements with financial institutions to support our operational and growth initiatives. As of December 31, 2025, June 30, 2025 and 2024, our total outstanding borrowings stood at US$6.5 million, US$6.4 million and US$6.5 million which comprised of term loans and hire purchases liabilities with interest rates ranging from 2.13% to 7.47% for the period. These arrangements are crucial for maintaining liquidity and funding our activities; however, they expose the Company to several significant risks, including interest rate fluctuations, covenant compliance requirements, liquidity constraints, refinancing uncertainties, credit rating vulnerabilities, regulatory and legal risks, foreign exchange exposures, and ownership transfer of receivables in the event of default. The occurrence of such risks could result in such agreements being terminated or becoming less favorable to the Company, which could have a material adverse effect on our financial condition, or prospect.

Risks Related to Doing Business in Malaysia

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

All our assets and business operations are located in Malaysia and all of our revenue during the six months ended December 31, 2025, the fiscal years ended June 30, 2025 and 2024 was derived from Malaysia. Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such developments may include changes in government policies, taxation, interest rates, foreign exchange controls and laws and regulations applicable to our industry.

According to Economy Outlook 2026 from Ministry of Finance Malaysia, global growth is projected to expand moderately in 2025 and 2026 following stabilization in advanced economies. Global inflation continues to soften as markets head towards supply chain stabilization. Nevertheless, downside risks persist, due to heightened geopolitical tensions, volatility in commodity and energy prices, as well as the potential escalation of trade restrictions, which could weigh on global trade and supply chains. In the case of Malaysia, the economy continued to expand amid these persistent challenges in the external environment. During the year of 2025, the economy is expected to grow between 4.0% and 4.8%, underpinned by firm domestic demand. In 2026, Malaysia’s economy is projected to expand between 4.0% and 4.5%, supported by resilient domestic demand anchored by private consumption. Demand for electrical equipment and installation services in Malaysia is closely linked to the level of construction activity, infrastructure investment and industrial development. A slowdown in government capital expenditure, a reduction in private sector construction activity, or delays in the implementation of infrastructure programmes under the 13th Malaysia Plan, the National Energy Transition Roadmap or the New Industrial Master Plan 2030 could reduce the volume and value of projects available in our market and adversely affect our revenue and results of operations.

Recent updates confirm Malaysia’s resilience, with the World Bank revising its 2024 GDP growth forecast to 5.1%, up from 3.5% in the year of 2023. This growth is driven by strong domestic demand, trade recovery, and policy initiatives like the National Energy Transition Roadmap (NETR) and New Industrial Master Plan 2030 (NIMP 2030). Malaysia’s GDP growth reached 4.4% in the first half of 2025, a moderate decrease from 5.1% in first half of 2024. This growth has put Malaysia on track to achieve a full-year growth rate in the range of 4.0% to 4.8%. The economy’s steady growth of 4.4% in 2025, reflecting resilient private spending and export recovery.

Any adverse political, regulatory or economic developments in Malaysia or globally could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face the risk that changes in the policies of the Malaysian government could have a significant impact upon the business we may be able to conduct in Malaysia and the profitability of such business.

Policies of the Malaysian government can have significant effects on the economic conditions of Malaysia. A change in policies by the Malaysian government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. We cannot assure you that the government will continue to pursue current policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting Malaysia’s political, economic and social environment.

We are subject to foreign exchange control policies in Malaysia.

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries where we operate. For example, there are foreign exchange policies in Malaysia that support the monitoring of capital flows into and out of the country to preserve its financial and economic stability. The foreign exchange policies is governed by the Financial Services Act 2013 (“FSA 2013”) and the Foreign Exchange Notices issued by Bank Negara Malaysia (“BNM”), the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents.

Under the FSA 2013, payments between Malaysian residents must generally be made in Malaysian ringgit, except in limited circumstances where approval is obtained under the Foreign Exchange Notices. Payments between Malaysian residents and non-residents may be made in Malaysian ringgit for specific purposes such as transactions between immediate family members, income earned or expenses incurred in Malaysia, or settlement of trade in goods or services in Malaysia. Alternatively, payments may be made in foreign currency, subject to certain prohibitions, with the exception of Israeli currency, which is not permitted. Non-residents are generally allowed to make or receive payments in foreign currency (excluding Israeli currency) for various purposes, including proceeds from capital investments, profits, dividends, rent, fees, and interest, subject to compliance with applicable laws and withholding tax requirements.

Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries. Since we are a holding company and rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operation.

Many of the economies in Asia, including Malaysia, are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability in the future.

While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures. As governments take steps to address the current inflationary pressures, there may be significant changes in the availability of bank credit, interest rate increases, limitations on loans, or restrictions on currency conversions and foreign investment. There also may be imposition of price controls. If prices for the products we source or if wages rise at a rate that is insufficient to compensate for the rise in these costs, it may have an adverse effect on our profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth. Malaysia’s core inflation increased by 1.6%, with the index points stood at 135.5, on a year-on-year basis in December 2025, compared to 133.4 in December 2024. The increase was driven by higher inflation for the groups of personal care, social protection and miscellaneous goods and services by 5.7%; Education by 2.8%; alcoholic beverages and tobacco by 2.5%; housing, water, electricity, gas and other fuels by 0.9%; information and communication by 0.9%; furnishings, household equipment and routine household maintenance by 0.3%, and clothing and footwear, 0.1%.

While this inflationary trend will result in higher operational costs, we believe that this also strengthens our value proposition by emphasizing potential savings to customers through improved productivity and workflow efficiency derived from our technology solutions. To mitigate inflationary pressures, we will regularly review our pricing structure to ensure sustainable profitability.

We may incur liabilities or suffer adverse financial and reputational impacts in connection with occupational health and safety matters arising from our projects.

Although we do not directly perform installation or construction works, our business involves the coordination of subcontractors who carry out electrical installation works on our behalf at project sites. Such site activities are inherently hazardous and are subject to occupational health and safety laws, regulations and regulatory oversight in

Malaysia, including the Occupational Safety and Health Act 1994 and applicable site safety requirements. As the principal engaging subcontractors for these works, we may be exposed to liability arising from incidents occurring on project sites, notwithstanding that the works are performed by subcontractors and not by our own employees.

Any health and safety incident arising in connection with our projects may result in regulatory investigations, enforcement actions, stop-work directions, suspension or revocation of licences or registrations, contractual claims by customers, and civil or criminal proceedings against us or our subcontractors. Material incidents may also give rise to substantial costs including medical expenses, compensation claims, project delays, remediation expenses and increased insurance premiums, any of which could adversely affect our profitability, cash flows and reputation.

We require our subcontractors to comply with applicable health and safety requirements and to maintain appropriate insurance coverage for their scope of works. However, there is no assurance that subcontractors will at all times adhere to these requirements, or that incidents will not occur notwithstanding established safety procedures. Any failure by our subcontractors to comply with health and safety obligations could expose us to the liabilities and consequences described above, which could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws, including the Malaysian Anti-Corruption Commission Act 2009, AMLATA and the Penal Code of Malaysia, that prohibit companies and their employees or agents from making improper payments or offers of payments for the purpose of obtaining or retaining business. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws. We have implemented safeguards and policies to discourage these practices by our employees and agents but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the Malaysian Anti-Corruption Commission Act 2009, the Penal Code of Malaysia or other applicable anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in Malaysia, the United States or in other relevant jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and nonmonetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, combined financial condition and results of operations.

Because our principal assets are located outside of the United States and most of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in Malaysia.

All of our directors and officers are nationals and residents of a country other than the United States and most of their assets are located outside the United States. In addition, all of our assets are located outside of the United States. It may therefore be difficult for investors in the United States to effect service of process within the United States upon us or our directors and officers or to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us or our directors and officers in the courts of the U.S., Cayman Islands or Malaysia and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in Malaysian courts.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

We are exposed to fluctuations in the value of the RM. To the extent the USD increases in value relative to the RM, our margins may be adversely affected. Foreign exchange rates may also impact trade between countries as fluctuations in currencies may impact on the value of goods as between two trading countries. We do not take actions to hedge against foreign exchange and transaction risks and are therefore exposed to the swing in the value of the RM. Consequently, short-term or long-term exchange rate movements or controls may have a material adverse effect on our business, financial condition, results of operations and liquidity.

Risks Related to our Class A Ordinary Shares and this Offering

There has been no public market for our Class A Ordinary Shares prior to this Offering; if an active trading market does not develop, you may not be able to resell the Shares at any reasonable price.

The offering under this prospectus is an IPO of our Class A Ordinary Shares. Although our Class A Ordinary Shares have been approved for listing on The Nasdaq Capital Market under the symbol “[*]”, we cannot assure you that a liquid public market for our Class A Ordinary Shares will develop. If an active public market for our Class A Ordinary Shares does not develop following the completion of this Offering, the market price of our Class A Ordinary Shares may decline and the liquidity of our Class A Ordinary Shares may decrease significantly.

The initial public offering price for our Class A Ordinary Shares was determined by negotiation between us and the underwriters and may vary from the market price of our Class A Ordinary Shares following our initial public offering. We cannot assure you that the price at which the Class A Ordinary Shares are traded after this Offering will not decline below the initial public offering price. If you purchase our Class A Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Class A Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. As a result, investors in our Class A Ordinary Shares may experience a significant decrease in the value of their Class A Ordinary Shares due to insufficient or a lack of market liquidity of our Class A Ordinary Shares.

The trading price of the Class A Ordinary Shares may be volatile, which could result in substantial losses to you.

The IPO price for our Class A Ordinary Shares will be determined through negotiations between the representative of the underwriters and us and may vary from the market price of our Class A Ordinary Shares following our IPO. If you purchase our Class A Ordinary Shares in our IPO, you may not be able to resell those Class A Ordinary Shares at or above the IPO price. We cannot assure you that our Class A Ordinary Shares’ IPO price, or the market price following our IPO, will equal or exceed prices in privately negotiated transactions of our Class A Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        detrimental negative publicity about us, our services, our officers, directors, our business partners, or our industry;

•        announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our officers, or directors;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Shares;

•        sales or perceived potential sales of additional Class A Ordinary Shares; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

These and other market and industry factors may cause the market price and demand for our Class A Ordinary Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Class A Ordinary Shares and may otherwise negatively affect the liquidity of our Class A Ordinary Shares. In addition, the stock market in general, the Nasdaq Capital Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Class A Ordinary Shares, if a market for them develops.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, our Controlling Shareholder, Mr. Ong Chuan Lam, will control [*]% of the voting power of our Company immediately following the completion of this Offering, assuming that the underwriters do not exercise their over-allotment option. The interests of our Controlling Shareholder may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholders differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our ordinary shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our ordinary shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of holders of our Class A Ordinary Shares.

Future issuances of our Class B Ordinary Shares, which can be approved by our board of directors, could result in dilution to existing holders of our Class A Ordinary Shares. Such issuances, or the perception that such issuances may occur, could depress the market price of the Class A Ordinary Shares. In addition, there might be impact of the conversion of Class B Ordinary Shares on holders of Class A Ordinary Shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if any holder of our Class B Ordinary Shares retains their shares.

The future sales of Class A Ordinary Shares by existing shareholders may adversely affect the market price of our Class A Ordinary Share.

As a relatively small-capitalization company with relatively small public float we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. Sales of a substantial number of our Class A Ordinary Shares in the public market could occur at any time. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our Class A Ordinary Shares and could impair our ability to raise capital through the sale or issuance of additional Class A Ordinary Shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Ordinary Shares. Despite such a decline in the public trading price, certain selling shareholders may still experience a positive rate of return on the Class A Ordinary Shares due to the lower price that they purchased the Class A Ordinary Shares compared to other public investors and may be incentivized to sell their Class A Ordinary Shares when others are not.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Class A Ordinary Shares begin trading on The Nasdaq Capital Market, our Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

As a “controlled company” under the rules of the Nasdaq Stock Market LLC, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our Controlling Shareholder beneficially owns [*]% of the voting power of our issued and outstanding Ordinary Shares including [692,000] Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares. Upon completion of this offering, our Controlling Shareholder will hold [*]% of the voting power of our issued and outstanding Ordinary Shares. Under the Rule 4350(c) of the Nasdaq Stock Market LLC, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the rules of the Nasdaq Stock Market LLC, and the requirement that our compensation and nominating committee consist entirely of independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, majority of the members of our board of directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of The Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

LCP is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. Under the Malaysian Companies Act 2016, dividends must be paid out of profit, and no dividend shall be paid out if the payment will cause the company to be insolvent. Any limitation on the ability of our subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of the Shares.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of upgrading our information technology systems and implementing additional financial and management controls, reporting systems and procedures in order to keep up with the requirements of being a reporting company under the Exchange Act. Additionally, the rapid growth of our operations and the IPO have created a need for additional resources within the accounting and finance functions due to the increasing need to produce timely financial information and to ensure the level of segregation of duties customary for a U.S. public company.

We have hired additional resources in the accounting and finance function and continue to reassess the sufficiency of finance personnel in response to these increasing demands and expectations. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect to expend significant resources in developing the necessary documentation and testing procedures required.

We cannot be certain that the actions we will be taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Ordinary Shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

If we fail to meet applicable listing requirements, Nasdaq may delist the Shares from trading, in which case the liquidity and market price of the Shares could decline.

Assuming our shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists the Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for the Shares;

•        reduced liquidity for the Shares;

•        a determination that the Shares are “penny stock,” which would require brokers trading in the Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Our executive officers have no prior experience managing a U.S. listed public company, which could adversely affect our ability to comply with applicable U.S. laws, rules and regulations.

Prior to this Offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our executive officers have no prior experience in operating or managing a company listed on a U.S. securities exchange. As a company listed on the NASDAQ Capital Market, we will be subject to reporting, disclosure and corporate governance obligations under U.S. securities laws and NASDAQ listing rules, including requirements relating to periodic financial reporting, internal controls over financial reporting under the Sarbanes-Oxley Act, Regulation FD, insider trading policies, and NASDAQ corporate governance standards applicable to foreign private issuers.

Our management’s lack of familiarity with these requirements increases the risk that we may fail to comply with applicable obligations in a timely manner, make inadvertent disclosure errors, or fail to implement adequate internal controls and governance procedures to meet U.S. public company standards. Any such failure could subject us or our management to regulatory scrutiny, SEC enforcement action, or NASDAQ delisting proceedings, and could harm our reputation and the market price of our shares.

We intend to engage experienced U.S. securities counsel and other professional advisers to assist us in meeting our compliance obligations as a U.S. listed company. However, there is no assurance that these measures will be sufficient to prevent compliance failures, and the costs associated with maintaining U.S. public company compliance may be significant.

Our existing shareholders that are not included in this registration statement will be able to sell their shares after completion of this Offering subject to restrictions under Rule 144.

Our existing shareholders, including our Controlling Shareholder, may be able to sell their Class A Ordinary Shares pursuant to Rule 144 under the Securities Act after completion of this Offering and/or after the expiration of their lock-up period, if applicable. Because these shareholders have paid a lower price per Class A Ordinary Share than participants in this Offering, when they are able to sell their Class A Ordinary Shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. These shareholders may sell all or a portion of their shares, from time to time, at the market price prevailing at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers. This fact could impact the trading price of our Class A Ordinary Shares following completion of the offering, to the detriment of participants in this Offering. Under Rule 144, before our existing shareholders can sell their Class A Ordinary Shares, in addition to meeting other requirements, they must meet the required holding period. As such, the trading price of our Class A Ordinary Shares may fluctuate significantly due to such sales, which are beyond our control. We do not expect any of the Class A Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this Offering.

If you purchase the Shares in this Offering, you will incur immediate and substantial dilution in the book value of your Class A Ordinary Shares.

Investors purchasing our Class A Ordinary Shares in this Offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per Class A Ordinary Share. As a result, investors purchasing Class A Ordinary Shares in this Offering will incur immediate dilution. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this Offering.

If a limited number of participants in this Offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of the Shares may be more volatile than it otherwise would be.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors may hold a high percentage of the Shares sold in this Offering, even if the initial sales by the underwriters are designed to comply with the Nasdaq listing requirements. If this were to happen, investors could find our Shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their Shares and we may cease to meet the Nasdaq public stockholder requirements.

Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances.

Where the Ordinary Shares in question are not listed on or subject to the rules of The Nasdaq Capital Market, our board of directors may in its absolute discretion, refuse or delay the registration of a transfer of any Ordinary Share if the transferor has failed to pay an amount due in respect of those shares. Pursuant to our Amended and Restated Memorandum and Articles, our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares.

The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and the underwriters, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risks addressed above in “— The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders on the price of our Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after this offering or if such investors purchase our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our shares, distort the market perception of our share price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid share price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

Sales of substantial amounts of our shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our shares.

Upon completion of this Offering, we will have [    ] Class A Ordinary Shares outstanding. Of these, the [    ] Class A Ordinary Shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by our affiliates as defined under Rule 144 under the Securities Act.

The remaining [*] Class A Ordinary Shares outstanding after this Offering will be held by our existing shareholders and will be subject to lock-up agreements pursuant to which our directors, officers, and existing shareholders have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, or otherwise dispose of any of our shares for a period of 180 days following the date of this prospectus without the prior written consent of the underwriters. As a result, the public float immediately following this offering will represent only approximately [*]% of our total shares outstanding.

Following the expiry of the lock-up period, a substantial number of our shares will become eligible for sale in the public market. Sales of a significant number of shares upon the expiry of the lock-up period, or the anticipation of such sales, could depress the market price of our shares. Given the limited public float and the relatively small size of this offering, our shares may be subject to greater price volatility than would be the case for companies with larger and more established public floats, and investors may experience difficulty in buying or selling our shares at prices they consider reasonable or at all.

Our shares may also be subject to heightened volatility arising from low trading volumes, which could result in wide bid-ask spreads, sharp price movements in response to relatively small transactions, and difficulty in liquidating positions without materially affecting the market price. There is no assurance that an active and liquid trading market for our shares will develop or be sustained following this offering.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the Shares for return on your investment.

The Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board of Directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that under no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow; our capital requirements and surplus; the amount of distributions, if any, received by us from our subsidiary; and our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Class A Ordinary Shares will likely depend entirely upon any future price appreciation of the Class A Ordinary Shares. We cannot assure you that the Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in the Class A Ordinary Shares, and you may even lose your entire investment in the Class A Ordinary Shares. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

To the extent (i) we raise more money from this Offering than required for the purposes explained in the section entitled “Use of Proceeds,” or (ii) we determine that the proposed uses set forth in that section are not no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from this Offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this Offering, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

If a trading market for our Class A Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Malaysia, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Ogier, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us based on certain civil liability provisions of the securities laws of the United States, and (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Our counsel as to the laws of Malaysia has advised us that there is uncertainty as to whether the courts of Malaysia would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Malaysia against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Malaysia at common law by bringing an action in a Malaysia court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Malaysia if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Malaysia, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Malaysia judgment. Malaysia has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Malaysia, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. See “Enforceability of Civil Liabilities.”

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are a Cayman Islands exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles (as may be amended from time to time), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are governed by the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and the wider Commonwealth, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

The rights of shareholders and the fiduciary duties of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands-exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) of the company. Our directors have discretion under our Amended and Restated Memorandum and Articles that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, or members of the Board of Directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to file reports on Form 6-K as a foreign private issuer, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to The SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, our officers, directors and principal shareholders are exempt from reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practices with respect to our corporate governance after we complete this Offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this Offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of the Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds the Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for so long as we remain an emerging growth company. As a result, if we elect not to comply with such attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this Offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this Offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Shares that is held by non-affiliates exceeds US$700 million as of the end of any second fiscal quarter before that time; and (2) the date on which we have issued more than US$1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies;

•        current and future economic and political conditions;

•        expected changes in our revenues, costs or expenditures;

•        our expectations regarding demand for and market acceptance of our services;

•        our expectations regarding our client base;

•        our ability to obtain, maintain or procure all necessary government certifications, approvals, and/licenses to conduct our business, and in the relevant jurisdictions in which we operate;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry, economic and market performance;

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products, including, but not limited to, our general expectations and market position, market opportunity and market size. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. Specifically, the information attributed in the “Industry and Market Data” section is derived from a formal, standalone industry report titled “Lotus Power — Industry Expert Report,” dated June 16, 2026, prepared by Orionmano Assurance Services under its industry research imprint, Orionmano Industries. The said report is an independent industry publication commissioned in connection with the Company’s proposed initial public offering and covers the medium- and high-voltage electrical equipment and solutions markets in Malaysia, Southeast Asia and the broader Asia Pacific region.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

Overview of the Malaysian power sector

Malaysia’s power sector is characterized by relatively steady underlying electricity demand growth, driven by ongoing industrialization, urbanization and rising living standards. According to official generation development planning for Peninsular Malaysia, electricity demand over an 11-year period is projected to grow at approximately 1.8% per annum, requiring around 9,321 MW of new generation capacity to serve incremental demand and replace retiring plants. This steady demand trajectory underpins sustained investment in generation, transmission and distribution infrastructure, including medium- and high-voltage equipment.1

The sector is dominated by the national utility in Peninsular Malaysia together with other regional utilities, which operate integrated networks and drive grid investment. To support the National Energy Transition Roadmap and regional interconnection initiatives, the main utility group has announced plans to invest approximately RM90 billion over six years in grid infrastructure, with about 40% earmarked for energy-transition-related capital expenditure2, and has separately indicated total energy-transition investments of about RM42.9 billion focused on solar generation, storage and associated network upgrades.3 These utility-led programs are expected to require significant volumes of switchgear, transformers and related power distribution equipment across Malaysia.

Regional transmission and distribution equipment market

Asia-Pacific is the largest regional market globally for electric power transmission and distribution (“T&D”) equipment, reflecting higher electricity demand growth, ongoing grid expansion and the integration of renewable energy relative to many developed markets. Independent industry research estimates that the Asia-Pacific electric power T&D equipment market generated revenue of approximately USD 111.3 billion in 2022 and is expected to reach around USD 190.8 billion by 2030, implying a compound annual growth rate (CAGR) of about 7.0% over 2023 – 2030. Asia-Pacific accounted for roughly 53.1% of the global T&D equipment market in 2022 and is projected to remain both the largest and fastest-growing region through 2030.

Within Southeast Asia, the power T&D market is also expected to grow at a healthy pace as countries expand and reinforce their networks. The Southeast Asia power T&D market was valued at approximately USD 7.1 billion in 2024 and is projected to grow at a CAGR of about 5.3% from 2024 to 2033, driven by network expansion in Vietnam, Indonesia, Malaysia and Thailand. These regional trends support sustained demand for medium- and high-voltage

____________

1        Suruhanjaya Tenaga (Energy Commission of Malaysia), “Report on Peninsular Malaysia Generation Development Plan 2019” (generation development and demand outlook).

2        The Edge Malaysia, “TNB to invest RM90 bil for grid in next six years, says CEO”

3        Reccessary, “TNB doubles investment to $9.8 billion to push Malaysia’s energy transition”

switchgear, transformers and related balance-of-plant equipment manufactured and supplied within the region, including Malaysia, and the chart below illustrates the growth trajectory of the Asia-Pacific electric power T&D equipment market between 2022 and 2030 based on third-party data.

Asia-Pacific electric T&D equipment market (2022 vs 2030)
USD bn
Year
0
50
100
150
200
2018
2020
2022
2024
2026
2028
2030
2032
2034
111.3
190.8

Source: Orionmano Industries — Orionmano International Holdings

Global and regional medium-voltage switchgear market

Medium-voltage (MV) switchgear is a critical component of power distribution systems, used to control, protect and isolate electrical circuits typically operating between 1 kV and 36 kV in industrial, commercial, infrastructure and utility applications. Global demand for MV switchgear is supported by grid modernization, expansion of renewable energy, industrial automation and electrification across emerging markets. Independent market studies estimate that the global MV switchgear market was valued at approximately USD 51.4 billion in 2022 and is projected to reach about USD 86.3 billion by 2030, corresponding to a forecast CAGR of around 7.0% from 2023 to 2030, while over the shorter period from 2024 to 2029 the market is forecast to grow from about USD 44.9 billion to roughly USD 60.1 billion, implying a CAGR of approximately 5.6%.

Southeast Asia is expected to grow faster than the global average in MV switchgear due to rapid urbanization, industrialization and large investment programs in power networks. The Southeast Asia MV switchgear market size is estimated at around USD 2.22 billion in 2025 and is projected to reach approximately USD 4.76 billion by 2032, representing a forecast CAGR of about 11.5% between 2026 and 2032. The 11 – 25 kV voltage segment is reported to account for roughly 62% of the regional market, while air-insulated switchgear accounts for about 75% of demand and industrial users represent around 35% of end-user demand, indicating a strong industrial and infrastructure bias in the region’s load profile.

Southeast Asia medium voltage switchgear market (2025 vs 2032)
USD bn
0
1
2
3
4
5
2.22
4.76
2022
2024
2026
2028
2030
2032
2034
Year

Source: Orionmano Industries — Orionmano International Holdings

Malaysian medium-voltage switchgear and transformer markets

Within this broader regional context, Malaysia represents a growing market for medium-voltage switchgear, benefiting from grid reinforcement, industrial development and the expansion of data centres and renewable energy projects. The Malaysian medium-voltage switchgear market size is expected to be approximately USD 370 million in 2026 and to reach around USD 550 million by 2033, implying a projected CAGR of about 5.8% over 2026 – 2033. Key growth drivers identified in industry research include government investment in renewable energy and grid modernization, rapid urbanization and industrial expansion requiring reliable distribution equipment.

The transformer market in Malaysia exhibits similar growth dynamics. The Malaysian transformer market is projected to grow at a CAGR of about 6.85% over the 2025 – 2031 forecast period, supported by ongoing renewable energy projects, commercial real estate development, smart grid initiatives and increased solar power installations across residential, commercial and utility segments. These drivers are expected to increase installations of both power and distribution transformers across the country, while at a broader regional level, the Asia-Pacific high-voltage power transformer market was estimated at approximately USD 8.7 billion in 2023 and is projected to reach about USD 17.1 billion by 2032, reflecting a forecast CAGR of roughly 7.8% from 2024 to 2032 and highlighting strong structural demand for high-voltage equipment in the region.

Malaysia medium voltage switchgear market size (2026 vs 2033)
550
370
500
400
300
200
100
0
USD m
2024
2026
2028
2030
2032
2034
2036
Year

Source: Orionmano Industries — Orionmano International Holdings

Malaysia grid equipment CAGR by segment (2025-2033)
% CAGR
7
6
5
4
3
2
1
0
5.80%
6.85%
MV switchgear
Transformers
Segment

Source: Orionmano Industries — Orionmano International Holdings

Demand from data centres and digital infrastructure

Malaysia is emerging as an important regional hub for hyperscale and colocation data centres, which are significant consumers of medium- and high-voltage electrical infrastructure. Upcoming data centres are expected to contribute approximately 3 GW of additional capacity in the coming years, taking total market capacity to around 4 GW, and by the end of 2025 Malaysia alone is expected to add around 150 MW of new data centre power capacity. Key states such as Selangor and Johor collectively already account for roughly 400 MW of data-centre-related power capacity in the existing market, concentrating demand for grid and distribution upgrades in these regions.4

Data-centre power utilization is ramping up from a relatively low base, supporting incremental demand for power distribution equipment as projects move from allocation to actual load. Malaysian data centres were consuming approximately 603 MW of electricity as of June 2025, representing about 47% of their declared maximum demand of 1,276 MW. Between 2021 and June 2025, the Malaysian government reportedly approved 143 data centre projects with total planned investment of around RM144.4 billion5 (approximately USD 34.5 billion), underscoring the scale of committed digital-infrastructure capital expenditure and the associated demand for medium- and high-voltage switchgear, transformers and associated balance-of-plant equipment for primary and backup power distribution.

Malaysia data centre power demand and capacity indicators (MW)
MW
Category
0
200
400
600
800
1000
1200
603
1276
150
Actual consumption (Jun 2025)
Declared maximum demand
Additional capacity by 2025

Source: Orionmano Industries — Orionmano International Holdings

Grid modernization, renewable integration and policy support

Malaysia’s energy policy places simultaneous emphasis on supply security and decarbonization, both of which require modernization and expansion of T&D infrastructure. Official generation development planning projects that about 9,321 MW of new generation capacity is required over an 11-year period, partly to accommodate demand growth and partly to replace aging plants, which in turn necessitates corresponding upgrades in transmission and distribution networks. In parallel, the national energy-transition roadmap and related government initiatives promote increased penetration of renewable energy, including large-scale and floating solar projects, which require grid reinforcement and more complex distribution architectures to manage two-way power flows.

____________

4        SubCableNews, “Malaysia Existing & Upcoming Data Center Portfolio 2025”

5        W.Media, “Data centers in Malaysia consume 50% of declared demand–risks stranded assets”

The main utility group’s announced investments in grid infrastructure, including energy-transition-related capital expenditure and renewable-supporting infrastructure, illustrate the scale of network-related investment underway. These grid and renewable-integration investments are expected to support sustained demand for medium- and high-voltage switchgear and transformer solutions serving utilities, independent power producers and large industrial consumers.

Competitive landscape for medium- and high-voltage equipment

The medium- and high-voltage equipment industry in Asia-Pacific and Southeast Asia is characterized by a mix of global original equipment manufacturers and regional manufacturers serving utilities, industrial, commercial and infrastructure customers. Industry research identifies a concentrated group of international manufacturers and regional producers with strong positions across Asia-Pacific as key suppliers of T&D equipment and MV switchgear, typically competing on technology, product breadth, service capability and long-term relationships with utilities and large industrial customers.

In Malaysia, the supply chain for medium- and high-voltage switchgear and transformers includes both subsidiaries of multinational manufacturers and local producers of air-insulated and gas-insulated switchgear, cast-resin transformers and oil-immersed power transformers. Over time, the Malaysian market has evolved from being heavily dependent on imported equipment to having meaningful local production capabilities for switchgear and transformers, supported by distributors and solutions providers that coordinate engineering, technical compliance, logistics and after-sales service. Regionally, the dominance of the 11 – 25 kV voltage class and air-insulated designs aligns with typical Malaysian applications in commercial buildings, industrial plants, rail and public infrastructure.

While the market exhibits supplier concentration at the equipment manufacturing level, distribution and project execution remain fragmented, with numerous engineering, procurement and construction (“EPC”) contractors, traders and specialist distributors participating in project tenders. Barriers to entry include the need to meet stringent technical standards and local utility specifications, to support factory acceptance testing and site commissioning, and to maintain sufficient working capital and inventory to meet project schedules. Established distributors and solution providers that possess deep technical knowledge of local standards, strong vendor relationships and proven execution track records are therefore well positioned to participate in medium- and high-voltage projects as utilities, industrials and data-centre operators expand their electrical infrastructure.

Regulatory and technical standards

Medium- and high-voltage switchgear and transformers supplied into the Malaysian market must comply with a combination of international and local technical standards and utility requirements. Industry practice is to conform to relevant international standards for switchgear and transformers, including type testing at accredited laboratories and obtaining type-test reports that verify design, performance and safety characteristics. In addition, local authorities such as the national utility in Peninsular Malaysia and the national public works department impose specific technical and certification requirements for equipment used on their networks and projects, and suppliers are expected to demonstrate compliance through documentation and factory acceptance testing witnessed by customers.

Quality management, environmental management and occupational health and safety certifications are also important in supplier qualification. Many manufacturers in the Malaysian market maintain certifications aligned with internationally recognized frameworks for quality, environmental and occupational health and safety management systems, while testing laboratories are expected to hold appropriate accreditation for applicable products. Compliance with these frameworks, together with adherence to Malaysian grid codes and national energy-sector regulations, forms an important basis for qualification in public-sector and utility tenders and influences the choice of equipment suppliers and solution providers on large projects.

Positioning within the Malaysian medium- and high-voltage solutions market

Within this industry context, Lotus Power operates as a provider of medium- and high-voltage electrical solutions in Malaysia, supplying power infrastructure products and related services to sectors including buildings and infrastructure, utilities, industrial plants, railways and substations, renewable energy, mining, marine and offshore, and data centres. The company’s core offerings — medium-voltage switchgear, medium-voltage transformers, extra-high-voltage switchgear, power transformers and low-voltage distribution feeder pillars — are directly aligned with the categories of equipment benefitting from forecast demand growth in the Malaysian and Southeast Asian markets.

Lotus Power’s long operating history, established distribution relationships with recognized local manufacturers, and experience coordinating technical compliance, factory acceptance testing and delivery for complex projects position it to participate in Malaysia’s ongoing grid reinforcement, industrial development, renewable energy and data-centre build-out cycles. As Malaysia and the broader region continue to invest in power networks and electrical infrastructure — driven by stable electricity demand growth, policy-driven energy transition and expansion of digital infrastructure — the medium- and high-voltage equipment and solutions industry, and participants such as Lotus Power, are expected to remain important enablers of economic development and energy system resilience.

Overview of the Malaysian power sector

Malaysia’s power sector is characterized by relatively steady underlying electricity demand growth, driven by industrialization, urbanization and rising living standards. According to the Peninsular Malaysia Generation Development Plan 2019 published by the Malaysian Energy Commission, electricity demand over the subsequent 11 years was expected to grow at approximately 1.8% per annum, requiring 9,321 MW of new generation capacity to meet incremental demand and replace retiring plants. This steady demand trajectory underpins ongoing investment in generation, transmission and distribution infrastructure, including medium- and high-voltage equipment.

The sector is dominated by Tenaga Nasional Berhad (“TNB”) in Peninsular Malaysia, together with regional utilities such as Sarawak Energy Berhad and Sabah Electricity Sdn. Bhd., which operate integrated networks and drive grid investment. To support the National Energy Transition Roadmap and regional interconnection initiatives, TNB has announced plans to invest approximately RM90 billion over six years in grid infrastructure, with about 40% earmarked for energy-transition related capex, and has separately increased total energy-transition investments to about RM42.9 billion, focusing on solar generation, storage and associated network upgrades. These utility-led programs are expected to require significant volumes of switchgear, transformers and related power distribution equipment across Malaysia.

Regional transmission and distribution equipment market

Asia-Pacific is the largest regional market globally for electric power Transmission and Distribution (“T&D”) equipment. The Asia-Pacific electric power T&D equipment market generated revenue of approximately USD 111.3 billion in 2022 and is expected to reach around USD 190.8 billion by 2030, implying a compound annual growth rate (“CAGR”) of about 7.0% over 2023 – 2030. Asia-Pacific accounted for roughly 53.1% of the global T&D equipment market in 2022 and is projected to remain the largest and fastest-growing region through 2030, reflecting higher electricity demand growth, grid expansion and renewable integration relative to developed markets.

Within Southeast Asia, the power transmission and distribution market is also expected to grow at a healthy pace. The Southeast Asia power T&D market was valued at approximately USD 7.1 billion in 2024 and is projected to grow at a CAGR of about 5.3% from 2024 to 2033, driven by network expansion in Vietnam, Indonesia, Malaysia and Thailand. These regional trends support sustained demand for medium- and high-voltage switchgear, transformers and related balance-of-plant equipment manufactured and supplied within the region, including Malaysia.

USE OF PROCEEDS

Based upon an IPO price of US$[*] per Class A Ordinary Share, we estimate that we will receive net proceeds from this Offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately US$[*] if the underwriters do not exercise their over-allotment option, and approximately US$[*] if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed IPO price of US$[*] per Class A Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this Offering by US$[*], assuming that the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of Shares we are offering would increase (decrease) the net proceeds to us from this Offering by US$[*], assuming the assumed IPO price remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

The primary purpose of this Offering is to create a public market for the Shares for the benefit of all shareholders.

We plan to use the net proceeds of this Offering as follows:

•        Approximately [*]% for [*];

•        Approximately [*]% for [*];

•        Approximately [*]% for [*];

•        Approximately [*]% for [*]; and

•        Approximately [*]% for general working capital and corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe in this prospectus.

To the extent that the net proceeds we receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

During the years ended June 30, 2025 and 2024, the board of directors of our Operating Subsidiary, declared and paid a dividend of US$136,461 and US$96,017, respectively. On November 30, 2025, the board of directors of our Operating Subsidiary declared an interim dividend of US$71,310 and paid on December 31, 2025. The transactions were accounted for as a reduction of retained earnings of the Operating Subsidiary prior to the Group Reorganization.

On January 10, 2026, the board of directors of our Operating Subsidiary declared an interim dividend of US$37,009 and paid on February 14, 2026. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Group Reorganization.

Save as disclosed, during the six months ended December 31, 2025 and during the years ended June 30, 2025 and 2024 and as of the date of this prospectus, LPC did not declare or pay any dividends and there was no transfer of assets among LPC and its subsidiaries.

Subject to the Cayman Islands laws and our Amended and Restated Memorandum and Articles, our directors may declare dividends in such amount as the board of directors thinks fit if it is satisfied, on reasonable grounds, that immediately after the distribution, the value of the Company’s assets exceeds its liabilities, and the Company is able to pay its debt as they fall due.

Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Please see the section entitled “Material Income Tax Considerations — Cayman Islands Taxation” of this prospectus for information on the potential tax consequences of any cash dividends declared.

As we are an exempted company with limited liability incorporated in the Cayman Islands, we rely on dividends paid to us by our subsidiary for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiary. According to the Companies Act, a Cayman Islands company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. Under the Malaysian Companies Act 2016, dividends must be paid out of profit and no dividend shall be paid out if the payment will cause the company to be insolvent. The company, each officer and any other person or individual who contravene this provision commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding five years or to a fine not exceeding RM3,000,000.00 or to both. For the purpose of determining whether a Malaysian company satisfies the solvency test, a company is regarded as solvent if it is able to pay its debts as and when the debts become due within 12 months immediately after the distribution is made.

Cash dividends, if any, on the Shares will be paid in U.S. dollars. Malaysia is under a single-tier tax system. Dividends are exempt from income tax in the hands of shareholders, except that a 2% tax on dividend received applies to individuals on annual Malaysian-sourced dividend income exceeding RM100,000.00. Our Operating Subsidiary is not required to deduct tax from dividends paid to its shareholder, and no tax credits will be available for offsetting against the recipient’s tax liability. Further, Malaysia does not impose any withholding tax (i.e., 0%) on dividends paid by Malaysian companies to non-residents. Hence, our Operating Subsidiary is not required to withhold any sum from its dividends for tax withholding purposes. See “Material Income Tax Consideration — Malaysian Enterprise Taxation.”

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and our indebtedness as of December 31, 2025, on:

•        an actual basis; and

•        a pro forma as adjusted basis to give effect to the sale of [*] Class A Ordinary Shares in this Offering at the assumed IPO price of US$[*] (the midpoint of the price range set forth on the cover page of this prospectus) per Class A Ordinary Share after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us, assuming the underwriters do not exercise the Over-allotment option.

You should read this information together with our audited financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2025
	Actual	Adjusted(1)	Adjusted(2)
	US$	US$	US$
Class A Ordinary shares, US$0.0001 par value per share, 450,000,000 shares authorized, 5,000,000 shares issued and outstanding; [*] shares issued and outstanding pro forma(3)	500	[*]	[*]
Class B Ordinary shares, US$0.0001 par value, 50,000,000 shares authorized, 10,000,000 shares issued and outstanding; [*] shares issued and outstanding pro forma(3)	1,000	[*]	[*]
Subscription receivables	(1,500)	[*]	[*]
Additional paid-in capital	238,759	[*]	[*]
Retained earnings	8,621,653	[*]	[*]
Accumulated other comprehensive income	1,351,751	[*]	[*]
Total shareholders’ equity	10,212,163	[*]	[*]
Bank borrowings – current	6,435,862	[*]	[*]
Hire purchase liabilities – current	23,960	[*]	[*]
Hire purchase liabilities – non-current	60,166
Total indebtedness	6,519,988	[*]	[*]
Total capitalization	16,732,151	[*]	[*]

____________

(1)      Reflects the sale of Class A Ordinary Shares in this Offering at an assumed IPO of US$[*] per Class A Ordinary Share, after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us. Assuming no exercise of the underwriter’ over-allotment option. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual IPO price and other terms of this Offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive after deducting the underwriting discounts and commissions (underwriting discount equal to 6.0% per Class A Ordinary Share), non-accountable expense allowance, and estimated offering expenses payable by us (US$[*]). We estimate that such net proceeds will be approximately US$[*]. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering.”

(2)      Assuming full exercise of the underwriters’ over-allotment option.

(3)      [Giving retroactive effect to the formation of the Company on [*], and the [*] for [*] share split effected on [*] completed prior to the listing.]

DILUTION

If you invest in the Shares in this Offering, your interest will be immediately diluted to the extent of the difference between the IPO price per Class A Ordinary Share in this Offering and the net tangible book value per Class A Ordinary Share after this Offering. Dilution results from the fact that the IPO price per Class A Ordinary Share is substantially in excess of the net tangible book value per Class A Ordinary Share. As of December 31, 2025, we had a historical net tangible book value of US$[*], or US$[*] per Class A Ordinary Share. Our net tangible book value per Class A Ordinary Share represents total tangible assets less intangible asset, all divided by the number of Class A Ordinary Shares issued and outstanding as of December 31, 2025.

After giving effect to the sale of Class A Ordinary Shares in this Offering at the assumed IPO price of US$[*] per Class A Ordinary Share, we will have [*] Class A Ordinary Shares issued and outstanding, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2025, would have been US$[*], or US$[*] per Class A Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$[*] per Class A Ordinary Share to existing investors and immediate dilution of US$[*] per Class A Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Class A Ordinary Shares in this Offering:

	Post-Offering(1)		Full Exercise of Over-allotment Option(2)
Assumed IPO price per Class A Ordinary Share	US$	[*]	US$	[*]
Net tangible book value per Class A Ordinary Share as of December 31, 2025	US$	[*]	US$	[*]
Increase in pro forma as adjusted net tangible book value per Class A Ordinary Share attributable to new investors purchasing Class A Ordinary Shares in this Offering	US$	[*]	US$	[*]
Pro forma as adjusted net tangible book value per Class A Ordinary Share after this Offering	US$	[*]	US$	[*]
Dilution per Class A Ordinary Share to new investors in this Offering	US$	[*]	US$	[*]

____________

(1)      Assumes gross proceeds from the offering of [*] Class A Ordinary Shares, and assumes that the over-allotment option has not been exercised.

(2)      Assumes gross proceeds from the offering of [*] Class A Ordinary Shares, and assumes that the over-allotment option has been exercised in full.

Each US$1.00 increase (decrease) in the assumed IPO price of US$[*] per Class A Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2025, after this Offering by approximately US$[*] per Class A Ordinary Share, and would increase (decrease) dilution to new investors by US$[*] per Class A Ordinary Share, assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Class A Ordinary Share after this Offering would be US$[*], the increase in net tangible book value per Class A Ordinary Share to existing shareholders would be US$[*], and the immediate dilution in net tangible book value per Class A Ordinary Share to new investors in this Offering would be US$[*].

To the extent that we issue additional Class A Ordinary Shares in the future, there will be further dilution to new investors participating in this Offering.

The following table summarizes, on a pro forma basis as of December 31, 2025, the differences between the existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us in this Offering, the total consideration paid, and the average price per Class A Ordinary Share paid at the assumed IPO price of US$[*] per Class A Ordinary Shares, before deducting estimated underwriting discounts and estimated offering expenses. The total number of Class A Ordinary Shares does not include the over-allotment option.

	Class A Ordinary Shares purchased		Total consideration			Average price per Class A Ordinary Share
	Number	Percent	Amount		Percent
Existing shareholders	[*]	[*]%	US$	[*]	[*]%	US$	[*]
New investors	[*]	[*]%	US$	[*]	[*]%	US$	[*]
Total	[*]	[*]%	US$	[*]	[*]%	US$	[*]

CORPORATE HISTORY AND STRUCTURE

LPC is an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 25, 2026. We operate our business through our Operating Subsidiary in Malaysia.

Our Operating Subsidiary, Lotus Power Corporation (M) Sdn Bhd was established in 1985 as a private limited company. Initially, our Operating Subsidiary marketed 11kV switchgear under a technical collaboration with UK switchgear manufacturers. At that time, medium-voltage electrical equipment was largely imported from the UK, Japan, or Europe. As the market developed, a Malaysian manufacturer of switchgear, and later with a German headquartered transformer manufacturer began substantive operation in Malaysia, enabling our Operating Subsidiary to source switchgears and transformers domestically. Since 1995, our Operating Subsidiary has been marketing products from these established and renowned brands, among other suppliers, as they were more competitive, efficient and better quality in general.

LPC’s direct subsidiary is Lotus Synergy, a BVI Company incorporated on February 23, 2026 and the holding company of our Operating Subsidiary.

For the purpose of this offering, the Group has undergone the following Group Reorganization.

Group Reorganization

On March 4, 2026, Ong Chuan Lam, the sole shareholder who held 1 ordinary share of Lotus Synergy Inc transferred 1 ordinary share, representing 100% of the issued shares of Lotus Synergy Inc to the Company. After the completion of the share transfer, the Company became the sole shareholder of Lotus Synergy Inc.

Mr. Ong Chuan Lam was the sole shareholder and held 1 ordinary share of the Company. On March 4, 2026, the Company issued and allotted 14,999,999 ordinary shares to Mr. Ong Chuan Lam. Immediately after the share allotment, Mr. Ong Chuan Lam held 15,000,000 ordinary shares of the Company. On the same day, the Company conducted the share re-designation, so that the authorized share capital of the Company changed from US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 to US$50,000 divided into 450,000,000 Class A Ordinary Shares of par value of US$0.0001 each and 50,000,000 Class B Ordinary Shares of par value of US$0.0001 each. The Company redesignated the shares, such that Mr. Ong Chuan Lam held 5,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares, respectively. The Company also adopted the Amended and Restated Memorandum and Articles of Association. On the same day, Mr. Ong Chuan Lam transferred an aggregate of 5,000,000 Class A Ordinary Share and 10,000,000 Class B Ordinary Shares to EPHRON INC, EKLC INC and EYPC INC, respectively. After the completion of the share transfer, the shareholding and the shareholders of the Company shall be as follows:

Name of shareholders	No. and class of shares held
EPHRON INC	2,150,000 Class A Ordinary Shares
10,000,000 Class B Ordinary Shares
EKLC INC	1,425,000 Class A Ordinary Shares
EYPC INC	1,425,000 Class A Ordinary Shares

On March 4, 2026, EPHRON INC issued and allotted 9,999 ordinary shares to its sole shareholder, Mr. Ong Chuan Lam. After the completion of the share allotment, the sole shareholder Mr. Ong Chuan Lam held 10,000 ordinary shares of EPHRON INC. On the same date, Mr. Ong entered into a declaration of trust with Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong. Pursuant to a declaration of trust, out of the 10,000 ordinary shares held by EPHRON INC, 837 shares, 668 shares and 577 shares are held on behalf of Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong by Mr. Ong, respectively. Under the declaration of trust, Mr. Ong controls over the voting rights attached to the shares of EPHRON INC, while the respective beneficiaries are entitled to the equity interests therein, including associated economic benefits.

On [*], EPHRON INC transferred an aggregate of [1,458,000] Class A Ordinary Share to [*] and [*]. After the completion of the share transfer, the shareholding of the shareholders of the Company shall be as follows:

Name of shareholders	No. and class of shares held
EPHRON INC	[692,000] Class A Ordinary Shares
10,000,000 Class B Ordinary Shares
EKLC INC	1,425,000 Class A Ordinary Shares
EYPC INC	1,425,000 Class A Ordinary Shares
[*]	[727,500] Class A Ordinary Shares
[*]	[730,500] Class A Ordinary Shares

For a detailed illustration of the corporate structure, please refer to the organization chart below: -

The following chart illustrates our corporate structure immediately prior to and upon completion of this Offering, assuming the underwriters do not exercise the over-allotment option:

[*]

Our Controlling Shareholder presently holds [*]% of the voting power of the Company and will hold [*]% of the voting power immediately after this Offering. Because more than 50% of the voting power of the Company is held by our Controlling Shareholder after the completion of this Offering, we will be a controlled company under The Nasdaq Capital Market corporate governance rules. See “Risk Factors — Risks Related to our Class A Ordinary Shares and this Offering.”

Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares will vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company (other than in respect of separate general meetings of the holders of a class or series of shares) and have the same rights except that (a) each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes and (b) each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, and Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. As at the date of this prospectus, all the issued 10,000,000 Class B Ordinary Shares are indirectly held by our Controlling Shareholder.

We are offering [*] Class A Ordinary Shares of LPC, our Cayman Islands holding company, representing [*]% of the issued Ordinary Shares following completion of the offering of [*], assuming the underwriters do not exercise the over-allotment option.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Our Operating Subsidiary, Lotus Power Corporation (M) Sdn. Bhd., was incorporated in Malaysia on August 24, 1985 and is principally engaged in the supply of electrical distribution equipment and provides integrated supply, completion, testing and commissioning for electrical distribution equipment to customers across Malaysia. We supply transformers, switchgear and related electrical equipment manufactured by third-party original equipment manufacturers to the buildings and infrastructure, utilities, industrial, railways and substations, renewable energy, mining, marine and offshore, and data centre sectors. With over 40 years of experience in the business of reselling transformers, switchgear and related electrical equipment, we have established a strong track record of supporting complex projects within these sectors across East and West Malaysia.

Our core product offerings include medium voltage switchgears, medium voltage transformers, extra high voltage switchgears, power transformers, and low voltage distribution feeder pillars. We provide systematic project support, including supplying equipment in accordance with customer specifications, coordinating procurement with approved manufacturers, conducting technical compliance reviews, facilitating factory acceptance testing with customers, and arranging delivery to project sites. Where required, we also coordinate installation support, testing and commissioning services in collaboration with manufacturers and third-party contractors.

Our Group recorded revenue of approximately US$15.0 million, US$23.9 million and US$11.7 million for the six months ended December 31 2025, the fiscal years ended June 30, 2025 and 2024, respectively. Revenue growth during this period was primarily attributable to the award and execution of a larger-scale project.

Our future performance will depend on, among other factors, our ability to secure new contracts, maintain relationships with manufacturers and customers, manage project execution risks, and respond to changes in regulatory, industry, and economic conditions.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by various factors, including but not limited to those set out below:

Demand for medium voltage and high voltage electrical solutions

The demand for medium and high voltage electrical solutions in Malaysia has demonstrated a structural shift, primarily due to several factors. Malaysia has rapidly emerged as a data center hub in Asia and is home to over a hundred facilities driven by AI, cloud demand and proximity to Singapore. Data centers require massive power loads, necessitating medium and high voltage electrical solutions. In addition, Malaysia’s Tenaga Nasional Berhad has finalized the Regulatory Period 4 (“RP4”) framework, securing continued infrastructure investment in Malaysia. The key initiatives focus on supporting high-demand sectors like data centers through a new ultra-high voltage tariff class for improved, cost-efficient grid connection. Although we believe that we are well positioned to capitalize on the growth potential and surging demand in the market, customer demand and market conditions could still fluctuate from time to time due to factors out of our control. We will also have to maintain the ability to upgrade, expand and optimize our product offerings in order to quickly and effectively respond to market developments and fulfill customer needs.

Our ability to expand distribution network and enter new markets

Despite the demand for electrical solutions and new opportunities in the market, the market we operate in is highly competitive. We compete in various aspects, including value for money, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution, supply chain management, and customer loyalty, among others. Some factors that may affect our ability to meet customer demands and to attract customers include our ability to (i) design and manufacture products from the perspective of our customers in terms of raw material selection, functional and structural specifications, and technical requirements; and (ii) to invest in the branding, sales and marketing to acquire new customers and maintain long-term business relationships with many of our key customers.

Ability to maintain key customers and broaden customer base

Our financial performance depends on our ability to maintain robust relationships with existing key customers while continuously broadening our customer base. If we cannot maintain long-term relationships with our major customers or replace major customers from period to period with equivalent customers, the loss may negatively impact our business, financial condition, and results of operations. If our customer base decreases, we may not be able to generate sufficient revenue to cover our increased costs and expenses. As a result, our business and results of operations may be materially and adversely affected.

Management of costs and improvement of operational efficiency

Our business results, profitability and future growth are affected by our ability to continuously enhance and improve our operational efficiency and cost optimization. As we do not manufacture electrical solutions products, the largest component of the cost of revenues is purchases of products from different manufacturers, which represented 99.2% and 99.6% of total cost of revenues for each of the years ended June 30, 2025 and 2024, and 99.3% and 97.7% for each of the six months ended December 31, 2025 and 2024. Therefore, we are subject to the risks of fluctuations in the costs of our products. Changes in the availability and purchase price of the products could have a significant impact on our operating costs, profit margin and results of operations.

In addition to the cost control, operational efficiency also affects our profitability and future growth. During the financial years ended June 30, 2025 and 2024, we have effectively controlled cost by implementing various measures to improve operational efficiency, as illustrated by the growth of operating expenses being significantly slower than growth of revenues and cost of revenues. We believe that our ability to efficiently manage operations is critical to sustaining continued growth and profit margin.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

We own Lotus Synergy, which is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Malaysia

Under the Income Tax Act 1967 of Malaysia, companies incorporated in Malaysia are usually subject to a unified 24% income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

For the years ended June 30, 2025 and 2024, the tax rate is 24% for subsidiary incorporated in Malaysia with paid-in capital exceeding MYR2.5 million; subsidiary with paid up capital not more than MYR2.5 million and gross business income of not more than MYR50 million use 15% tax rate on first MYR150,000 income and 17% tax rate on remaining chargeable income up to MYR600,000, and 24% on subsequent balance. Lotus Power does not meet the criteria and is not subject to such preferential income tax rate in 2025 and 2024.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the unaudited interim condensed consolidated financial statements, “Recently issued accounting pronouncements”.

Results of Operations

Six months ended December 31, 2025, compared to the six months ended December 31, 2024

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated below:

	For the six months ended December 31,
	2025	2024	% change
	US$	US$
Revenues
Sales of electrical distribution equipment	7,030,633	5,066,765	38.8%
Revenue from supply, completion, testing and commissioning of electrical equipment	7,957,902	2,918,835	172.6%
Total revenues	14,988,535	7,985,600	87.7%

Cost of revenues
Cost of revenues – third parties	(12,932,414)	(6,880,561)	88.0%
Cost of revenues – a related party	(3,992)	(1,890)	111.2%
Total cost of revenues	(12,936,406)	(6,882,451)	88.0%

Gross profit	2,052,129	1,103,149	86.0%

Operating expenses
Selling and marketing expenses	(126,705)	(100,520)	26.0%
General and administrative expenses – third parties	(506,744)	(333,868)	51.8%
General and administrative expenses – a related party	(11,461)	(10,849)	5.6%
Total operating expenses	(644,910)	(445,237)	44.8%

Income from operations	1,407,219	657,912	113.9%

Other income (expenses), net
Rental income from operating leases as lessor	203,044	172,929	17.4%
Bank interest income	55,381	19,298	187.0%
Finance costs	(153,762)	(196,134)	(21.6)%
Total other income (expenses), net	104,663	(3,907)	(2,778.9)%

Other gain (loss), net
Share of loss of an equity method investee	(582)	(1,367)	(57.4)%
Increase (decrease) in cash surrender value of bank owned life insurances	539	(17,026)	(103.2)%
Other (loss) gain, net	(553)	227	(343.6)%
Loss on disposal of equity method investment	(28,180)	—	N/A
Gain on disposal of property, plant and equipment	—	13,561	(100.0)%
Total other loss, net	(28,776)	(4,605)	N/A

Income before income tax expense	1,483,106	649,400	128.4%
Income tax expense	(447,126)	(220,997)	102.3%
Net income	1,035,980	428,403	141.8%

Revenues

Our revenues increased by 87.7% to US$15.0 million for the six months ended December 31, 2025, from US$8.0 million for the six months ended December 31, 2024. There was surging demand for medium and high voltage electrical solutions in the Malaysian market, primarily due to the supply, completion, testing and commission of electrical distribution equipment. In addition, the growth in the sales of electrical distribution equipment was also substantial.

Cost of revenues

Our cost of revenues increased by 88.0% to US$12.9 million (of which US$3,992 was from related parties) for the six months ended December 31, 2025, from US$6.9 million (of which US$1,890 was from related parties) for the six months ended December 31, 2024. As a distributor, our primary cost component is the procurement of electrical products. The increase in cost of revenues is in line with the growth in revenues.

Gross profit

Our gross profit increased by 86% to US$2.1 million for the six months ended December 31, 2025, from US$1.1 million for the six months ended December 31, 2024. Gross profit margin remained approximately the same during the six months ended December 31, 2025 and 2024, at 13.7% and 13.8%, respectively.

Selling and marketing expenses

Our selling and marketing expenses increased by 26.0% to US$0.13 million for the six months ended December 31, 2025, from US$0.1 million for the six months ended December 31, 2024. The increase was mainly due to the increased sales and marketing activities.

General and administrative expenses

Our total general and administrative expenses increased by 50.3% to US$0.5 million (of which US$0.01 million was from a related party) for the six months ended December 31, 2025, from US$0.3 million (of which US$0.01 million was from a related party) for the six months ended December 31, 2024. The increase was mainly due to the increase in staff costs, staff related expenses, entertainment expenses, and legal and professional fees.

Other income (expense), net

Other income (expenses), net consisted mainly of rental income from operating leases as lessor from third parties, and bank interest income. Our rental income from operating leases as lessor increased by 17.4% to US$0.2 million for the six months ended December 31, 2025, from US$0.17 million for the six months ended December 31, 2024.

Finance costs

Our finance costs decreased by 21.6% to US$0.15 million for the six months ended December 31, 2025, from US$0.2 million for the six months ended December 31, 2024. This reduction was primarily driven by the repayment of outstanding bank borrowings and the absence of new bank loans.

Other loss, net

We had other loss of US$0.03 million for the six months ended December 31, 2025, as compared to other loss of less than US$0.01 million for the six months ended December 31, 2024. The other loss in the six months ended December 31, 2025 was primarily attributed to the loss on disposal of equity method investment of US$0.03 million. The other loss in the six months ended December 31, 2024 was primarily attributed to the decrease in cash surrender value of bank owned life insurances.

Income tax expense

Our income tax expense increased by 102.3% to US$0.4 million for the six months ended December 31, 2025, from US$0.2 million for the six months ended December 31, 2024. The increase was mainly due to the increase in income before income tax expense. Effective tax rate was 30.1% and 34.0% for the six months ended December 31, 2025 and 2024, respectively.

Net income

As a result of the foregoing, our net income increased by 141.8% to US$1.0 million for the six months ended December 31, 2025, from US$0.4 million for the six months ended December 31, 2024. Net profit margin improved to 6.9% for the six months ended December 31, 2025, from 5.4% for the six months ended December 31, 2024.

Year ended June 30, 2025, compared to year ended June 30, 2024

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated below:

	For the years ended June 30,
	2025	2024	% change
	US$	US$
Revenues
Revenues – third parties	10,760,420	10,140,234	6.1%
Revenues – a related party	19,545	870	2,146.6%
Revenue from supply, completion, testing and commissioning of electrical distribution equipment	13,123,636	1,542,678	750.7%
Total revenues	23,903,601	11,683,782	104.6%

Cost of revenues
Cost of revenues – third parties	(20,432,978)	(10,108,792)	102.1%
Cost of revenues – related parties	(23,686)	(15,797)	49.9%
Total cost of revenues	(20,456,664)	(10,124,589)	102.0%

Gross profit	3,446,937	1,559,193	121.1%

Operating expenses
Selling and marketing expenses	(259,060)	(179,483)	44.3%
General and administrative expenses – third parties	(859,188)	(712,378)	20.6%
General and administrative expenses – a related party	(21,818)	(20,469)	6.6%
Total operating expenses	(1,140,066)	(912,330)	25.0%

Other (expenses) income, net
Rental income from operating leases as lessor – third parties	292,396	331,104	(11.7)%
Rental income from operating leases as lessor – a related party	—	3,198	(100.0)%
Other income	45,953	22,409	105.1%
Finance costs	(354,120)	(303,357)	16.7%
Total other (expenses) income, net	(15,771)	53,354	(129.6)%

Other gain (loss), net
Share of gain (loss) of an equity method investee	1,385	(889)	(255.8)%
Decrease in cash surrender value of bank owned life insurances	(16,132)	—	N/A
Other loss, net	(97)	(413)	(76.5)%
Gain on disposal of property, plant and equipment	25,000	—	N/A
Total other gain (loss), net	10,156	(1,302)	N/A

Income before income tax expense	2,301,256	698,915	229.3%
Income tax expense	(644,100)	(276,359)	133.1%
Net income	1,657,156	422,556	292.2%

Revenues

Our revenues increased by 104.6% to US$23.9 million (of which US$0.02 million was from a related party) for the year ended June 30, 2025, from US$11.7 million (of which less than US$0.01 million was from a related party) for the year ended June 30, 2024. This robust growth was primarily driven by surging demand for medium and high voltage electrical solutions in the Malaysian market, stemming from the supply, completion, testing and commission of electrical distribution equipment.

Cost of revenues

Our cost of revenues increased by 102.0% to US$20.5 million (of which US$0.02 million was from related parties) for the year ended June 30, 2025, from US$10.1 million (of which US$0.02 million was from related parties) for the year ended June 30, 2024. As a distributor, our primary cost component is the procurement of electrical products, which accounted for over 99% of total cost of revenues. The increase is in line with the growth in revenues.

Gross profit

Our gross profit increased by 121.1% to US$3.4 million for the year ended June 30, 2025, from US$1.6 million for the year ended June 30, 2024. Gross profit margin improved modestly to 14.4%, from 13.3%. The difference was mainly due to the small variation of profit margin applied in different products and the savings in packaging materials.

Selling and marketing expenses

Our selling and marketing expenses increased by 44.3% to US$0.3 million for the year ended June 30, 2025, from US$0.2 million for the year ended June 30, 2024. The increase was mainly due to the increased sales and marketing activities.

General and administrative expenses

Our total general and administrative expenses increased by 20.2% to US$0.9 million (of which US$0.02 million was from a related party) for the year ended June 30, 2025, from US$0.7 million (of which US$0.02 million was from a related party) for the year ended June 30, 2024. The increase was mainly due to the increase in staff costs, staff related expenses and traveling expenses.

Other (expenses) income, net

Other (expenses) income, net consisted mainly of rental income from operating leases as lessor from third parties, and bank interest income. Our rental income from operating leases as lessor from both third parties and related parties decreased by 12.5% to US$0.3 million for the year ended June 30, 2025, from US$0.3 million (of which less than US$0.01 million was rental income from a related party) for the year ended June 30, 2024.

Finance costs

Our finance costs increased by 16.7% to US$0.4 million for the year ended June 30, 2025, from US$0.3 million for the year ended June 30, 2024. This was primarily attributed to the finance costs on new trade finance facilities utilize during the year ended June 30, 2025 and the appreciation of the MYR against the USD during the period.

Other gain (loss), net

We had other gain of US$0.01 million for the year ended June 30, 2025, as compared to other loss of less than US$0.01 million for the year ended June 30, 2024. The gain in fiscal 2025 was due to the gain on disposal of a motor vehicle.

Income tax expense

Our income tax expense increased by 133.1% to US$0.6 million for the year ended June 30, 2025, from US$0.3 million for the year ended June 30, 2024. The increase was mainly due to the increase in income before income tax expense. Effective tax rate was 28.0% and 39.5% for the years ended June 30, 2025 and 2024.

Net income

As a result of the foregoing, our net income increased by 292.2% to US$1.7 million for the year ended June 30, 2025, from US$0.4 million for the year ended June 30, 2024. Net profit margin improved to 6.9% for fiscal 2025, from 3.6% for the previous year.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

We have financed our operations, which included funding required for working capital, and other liquidity requirements, mainly through cash flow from business operations and bank facilities. We expect to fund our future operations and expansion plans with cash generated from our operations and net proceeds from the IPO and other funds raised from capital markets from time to time.

We believe we have sufficient cash generated from operations to meet our regular working capital requirements based on the contracts on hand and cashflow projection for the next 12 months from December 31, 2025, which is also based on our management’s experience, the financial data available and the expected proceeds obtained through the IPO.

Six months ended December 31, 2025, compared to six months ended December 31, 2024

The following table sets forth a summary of our cash flows information for the period indicated:

	For the six months ended December 31,
	2025	2024
	US$	US$
Cash and cash equivalents at the beginning of the period	3,417,353	3,014,563
Net cash provided by (used in) operating activities	4,370,487	(1,424,084)
Net cash used in investing activities	(3,408)	(48,185)
Net cash used in financing activities	(323,919)	(595,867)
Effect of exchange rate change on cash and cash equivalents	265,877	195,856
Cash and cash equivalents at the end of the period	7,726,390	1,142,283

Cash provided by/used in operating activities

Our cash inflow from operating activities was principally from receipt from our customers. Our cash outflows from operating activities were principally due to payments to suppliers, staff wages and other selling and administrative expenses. Net cash provided by operating activities reflect our net income and is adjusted for depreciation, amortization, share of gain or loss of an equity method investee, increase or decrease in cash surrender value of bank owned life insurance, provision (reversal) of allowance for credit loss on accounts receivable, provision of allowance for slow-moving and obsolete inventories, deferred income taxes, gain on disposal of property, plant and equipment and changes in operating assets and liabilities.

For the six months ended December 31, 2025, net cash provided by operating activities was US$4.4 million. The net cash inflow was primarily attributable to the net income of US$1.0 million, as adjusted by changes in operating assets and liabilities mainly including (i) decrease in inventories, net of US$1.6 million; (ii) decrease in accounts receivable, net of US$0.8 million; (iii) decrease in contract assets of US$0.4 million; (iv) decrease in accounts payable of US$0.4 million; and (v) increase in contract liabilities of US$0.1 million.

For the six months ended December 31, 2024, net cash used in operating activities was US$1.4 million. The net cash outflow was primarily attributable to the net income of US$0.4 million, as adjusted by changes in operating assets and liabilities mainly including (i) increase in inventories, net of US$6.8 million; (ii) increase in accounts receivable, net of US$1.1 million; (iii) increase in deposits paid and prepayment of US$0.2 million; (iv) increase in contract assets of US$0.6 million, (v) decrease in accounts payable of US$6.5 million; and (vi) decrease in contract liabilities of US$0.1 million.

Net cash used in investing activities

Net cash used in investing activities was less than US$0.01 million for the six months ended December 31, 2025. During the six month period, we received proceeds from disposal of an equity method investee of US$0.02 million and property, plant and equipment of US$0.01 million but incurred US$0.04 million in the purchase of property, plant and equipment.

Net cash used in investing activities was US$0.05 million for the six months ended December 31, 2024, due to the purchase of bank owned life insurance of US$0.06 million, and purchase of property, plant and equipment of less than US$0.01 million. During the six month period, we received proceeds of less than US$0.01 million from the disposal of property, plant and equipment.

Net cash used in financing activities

Net cash used in financing activities was US$0.3 million for the six months ended December 31, 2025. During the period, a dividend of US$0.07 million was paid to a subsidiary’s shareholders prior to the Group Reorganization, payment of US$0.09 million for deferred IPO cost was paid, US$0.01 million was made for principal payment of hire purchase liabilities and bank borrowings of US$0.15 million were repaid.

Net cash used in financing activities was US$0.6 million for the six months ended December 31, 2024. During the six month period, a dividend of US$0.07 million was paid to a subsidiary’s shareholders prior to the Group Reorganization, US$0.01 million was made for principal payment of hire purchase liabilities; bank borrowings of US$0.6 million were repaid, and proceeds from bank borrowings of US$0.06 million were received.

Year ended June 30, 2025, compared to year ended June 30, 2024

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended June 30,
	2025	2024
	US$	US$
Cash and cash equivalents at the beginning of the year	3,014,563	1,373,769
Net cash provided by operating activities	1,078,748	1,796,282
Net cash used in investing activities	(38,608)	(234,938)
Net cash (used in) provided by financing activities	(1,023,931)	105,211
Effect of exchange rate change on cash and cash equivalents	386,581	(25,761)
Cash and cash equivalents at the end of the year	3,417,353	3,014,563

Cash provided by operating activities

Our cash inflow from operating activities was principally from receipt from our customers. Our cash outflows from operating activities were principally due to payments to suppliers, staff wages and other selling and administrative expenses. Net cash provided by operating activities reflect our net income and is adjusted for depreciation, amortization, share of gain or loss of an equity method investee, increase or decrease in cash surrender value of bank owned life insurance, provision (reversal) of allowance for credit loss on accounts receivable, provision of allowance for slow-moving and obsolete inventories, deferred income taxes, gain on disposal of property, plant and equipment and changes in operating assets and liabilities.

Net cash provided by operating activities decreased to US$1.1 million for the year ended June 30, 2025, from US$1.8 million for the year ended June 30, 2024. The decrease was primarily due to the change in accounts receivable, from a decrease of US$1.0 million during the year ended June 30, 2024, to an increase of US$1.4 million during the year ended June 30, 2025, and increase in contracts assets to US$0.4 million as of June 30, 2025 from nil as of June 30, 2024, although the Group recorded an increase in net income to US$1.7 million for the year ended June 30, 2025.

Net cash used in investing activities

Net cash used in investing activities was US$0.04 million for the year ended June 30, 2025. During the year, the Group received proceeds of US$0.03 million from the disposal of property, plant and equipment and spent less than US$0.01 million, less than US$0.01 million and US$0.06 million on property, plant and equipment, intangible assets, and bank owned life insurances, respectively.

Net cash used in investing activities was US$0.2 million for the year ended June 30, 2024, due to the purchase of property, plant and equipment of US$0.4 million, purchase of intangible assets of less than US$0.01 million, and repayment from a related party of US$0.2 million.

Net cash (used in) provided by financing activities

Net cash used in financing activities was US$1.0 million for the year ended June 30, 2025. During the year, a dividend of US$0.1 million was paid to a subsidiary’s shareholders prior to the Group Reorganization, and we repaid bank borrowings of US$0.9 million and obtained proceeds of US$0.06 million from bank borrowings.

Net cash provided by financing activities was US$0.1 million for the year ended June 30, 2024. During the year, we had proceeds of US$0.4 million from bank borrowings, and we paid a dividend of US$0.1 million to a subsidiary’s shareholders prior to Group Reorganization and repaid bank borrowings of US$0.3 million.

Contractual Obligations

The following table summarized our contractual obligations, which include principal in the cases of bank borrowings, as of December 31, 2025:

	Period ending June 30, 2026	From July 1, 2026 to June 30, 2028	From July 1, 2028 to June 30, 2030	After July 1, 2030	Total
	US$	US$	US$	US$	US$
Contractual obligations:
Bank borrowings	290,401	1,067,447	993,728	4,084,286	6,435,862
Hire purchase liabilities	12,030	47,722	24,374	—	84,126
Total	302,431	1,115,169	1,018,102	4,084,286	6,519,988

The following table summarized our contractual obligations, which include principal in the cases of bank borrowings, as of June 30, 2025:

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual obligations:
Bank borrowings	571,627	1,028,400	957,378	3,796,210	6,353,615
Hire purchase liabilities	16,602	26,606	12,189	—	55,397
Total	588,229	1,055,006	969,567	3,796,210	6,409,012

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk

We are exposed to cash flow interest rate risk through changes in interest rates related mainly to the our bank borrowings and bank balances. We currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. Our director monitor our Group’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Foreign currency risk

The majority of the our Group’s cash flows are denominated in MYR, which is the functional currency of the Operating Subsidiary and an equity method investee. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe the current exposure to currency risk to be significant.

Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, revenue recognition, accounts receivable and property, plant and equipment.

Revenue recognition

Under ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract with the customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contracts

Step 5:    Recognize revenue when the Group satisfies a performance obligation

This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods transfers to a customer.

The Group recognizes revenues from i) sales of electrical distribution equipment and ii) revenue from supply, completion, testing and commissioning of electrical equipment in accordance with ASC Topic 606, Revenue from Contracts with Customers.

A description of the principal revenue generating activities of Group is as follows:

i) Sales of electrical distribution equipment

The Group sells electrical distribution equipment to different corporate customers and direct-end user customers, primarily transformers, switchgears and other electrical equipment. The Group considers the promise to transfer products, each of which are distinct, to be the identified as a single performance obligation. The Group does not accept returns of products or offer refunds for its customers upon delivery of the products.

The single performance obligation is satisfied when control of a product is transferred to a corporate customer or direct-end user customers upon delivery of the product to the designated place. The transaction price is allocated to the performance obligation based on the fixed stand-alone selling prices stated in the contracts. Revenue is recognized at a point in time when the Group satisfies performance obligation by transferring the promised product to corporate customers or direct-end user customers upon acceptance by them.

The Group acts as a principal in sales of electrical distribution equipment as it obtains control of the equipment prior to transfer to the customer, is primarily responsible for fulfilling the contract, bears inventory risk and has discretion in establishing pricing. Accordingly, revenue is recognized on a gross basis.

The Group’s products are covered by warranties provided by third-party suppliers. The Group does not bear significant warranty obligations and therefore has not recorded a warranty reserve.

ii) Revenue from supply, completion, testing and commissioning of electrical equipment

The Group performs construction work, including supply, completion, testing and commissioning of electrical equipment as a subcontractor, under master construction agreements and other contracts with customer-specified requirements. These construction services are provided solely for the benefit of our customers, as the assets being created or maintained are controlled by them, and the services the Group provide have no alternative use to the Group. The performance obligation is satisfied when control of the promised goods or services is transferred to the customer over time, aligning with the ongoing services provided, with customers simultaneously receiving and benefiting from the Group’s work. The transaction price is allocated to the performance obligation based on the fixed stand-alone selling prices stated in the contract.

The Group acts as a principal in revenue from supply, completion, testing and commissioning of electronical equipment as it is primarily responsible for fulfilling the overall contract, controls the combined output before transfer to the customer, and bears performance risk, including the obligation to remedy defects and ensure compliance with contractual specifications. Accordingly, revenue is recognized on a gross basis.

Revenue from supply, completion, testing and commissioning of electrical equipment is recognized over time, using the output method based on certification by independent testing service provider or are estimated with reference to the progress payment applications submitted by the Group to the customer.

The certification formalizes the progress of work transferred to the customer, based on the transfer of control during construction, as the customer continuously receives and controls the work-in-progress. Management believes the output method accurately reflects the Group’s performance in fulfilling these obligations.

Accounts receivable, net

Accounts receivable, net are recognized and carried at original invoiced amount less allowance for credit loss. The accounts receivable are without customer collateral and interest is not accrued on past due accounts. The Group estimates the allowance for credit loss of accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable were segmented into groups based on past due aging, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions.

BUSINESS

Overview

Our Operating Subsidiary, Lotus Power Corporation (M) Sdn. Bhd., was incorporated in Malaysia on August 24, 1985 and is principally engaged in the supply of electrical distribution equipment and also provides integrated supply, completion, testing and commissioning for electrical distribution equipment to customers across Malaysia. We supply transformers, switchgear and related electrical equipment manufactured by third-party original equipment manufacturers to the buildings and infrastructure, utilities, industrial, railways and substations, renewable energy, mining, marine and offshore, and data centre sectors. With over 40 years of experience in the business of reselling transformers, switchgear and related electrical equipment, we have established a strong track record of supporting complex projects within these sectors across East and West Malaysia.

Our core product offerings include medium voltage switchgears, medium voltage transformers, extra high voltage switchgears, power transformers, and low voltage distribution feeder pillars. We provide systematic project support, including supplying equipment in accordance with customer specifications, coordinating procurement with approved manufacturers, conducting technical compliance reviews, facilitating factory acceptance testing with customers, and arranging delivery to project sites. Where required, we also coordinate installation support, testing and commissioning services in collaboration with manufacturers and third-party contractors.

The Group recorded revenue of approximately US$15.0 million, US$23.9 million and US$11.7 million for the six months ended December 31, 2025 and the fiscal years ended June 30, 2025 and 2024, respectively. Revenue growth during this period was primarily attributable to the award and execution of larger-scale projects.

Our future performance will depend on, among other factors, our ability to secure new contracts, maintain relationships with manufacturers and customers, manage project execution risks, and respond to changes in regulatory, industry, and economic conditions.

OUR COMPETITIVE STRENGTHS

We believe the following competitive strengths support our market position within the Malaysian medium and high voltage electrical solutions industry:

Established Distribution Relationships with Recognised Manufacturers

We have established long-standing commercial supply relationships with an established Malaysian producer of switchgear located in Shah Alam, Selangor, and a renowned German headquartered transformer manufacturer, which are among our principal equipment suppliers. These relationships enable us to source products directly from established manufacturers and participate in projects requiring compliance with specified technical and regulatory standards. Both manufacturer relationships provide operational advantages beyond product supply. Direct procurement reduces dependency on third-party traders and supports competitive positioning on project pricing, and benefits from strong backing through credit facilities extended by our established suppliers. The cooperations facilitate efficient factory acceptance testing, which allows verification of equipment performance and compliance before delivery to site. After-sales support mechanisms are also in place, providing a pathway for technical assistance and warranty claims when required. These elements contribute to our ability to deliver projects that meet contractual requirements for equipment quality, compliance documentation, and ongoing operational support.

Industry Experience and Market Familiarity

Our Operating Subsidiary has been in continuous operation since its incorporation on August 24, 1985, giving us approximately over 40 years of experience in the supply of medium and high voltage electrical equipment in Malaysia. This has given us practical knowledge of local regulations, utility standards, and how projects are executed in Malaysia. We supply switchgear and transformers to various sectors including buildings, utilities, industrial plants, railways, renewable energy, mining, marine and offshore, and data centres. Our extensive experience helps us understand what clients need, meet tender requirements, and deliver equipment that complies with the relevant standards for each project type. Our established tag line “Always There” for our clients — always there for our clients to solve any and all technical issues to the satisfaction of our valued clients, has gained recognition in the region we operate our business.

Our operating history and customer relationships across both East and West Malaysia support our ability to participate in competitive tender processes and to maintain ongoing commercial relationships with main contractors and project developers in our target sectors.

Project Coordination Capabilities

Our operational model is built around coordinating the procurement and delivery process on behalf of our customers. We manage the key steps between contract award and equipment delivery to site, including technical specification reviews, facilitate factory acceptance testing, and manage delivery scheduling to meet project timelines. Where required, we also coordinate installation, testing, and commissioning support with manufacturers and third-party service providers. This coordination allows us to support projects that need to follow defined engineering specifications and implementation schedules. Our coordination allows our customers to engage a single supplier for the procurement and delivery of medium and high voltage electrical equipment, rather than managing separate relationships with manufacturers, logistics providers and installation contractors independently. This streamlines communication between customers, manufacturers, and service providers, helping to prevent delays and resolve issues quickly without the client managing multiple separate contracts. Over the years, our clients have preferred to rely on our experience to make sure the equipment delivery meets the technical specifications of consultant engineers and regulatory requirements of utility companies so that they do not need to incur additional costs following up with their end users.

Commercial Flexibility

We structure our commercial terms in accordance with project-specific requirements and contractual arrangements, including payment terms aligned with project milestones. This approach allows us to manage project cashflow requirements while maintaining procurement and supply commitments with manufacturers. Furthermore, our long-standing client relationships allow us for more flexible commercial terms and coordination, such as us offering help to our long-established clients by responding to on-site changes efficiently and securing projects for our clients by stocking commonly used items for them. Our customers in turn offered us better commercial terms and established tight bonds with us.

Management Experience

Our Directors and key management personnel have 25 to 40 years’ experience in the electrical equipment supply and trading industry. Together, our management team’s deep industry knowledge and market experience support the Group’s continued growth and operational capabilities. This experience encompasses supplier relationship management, project procurement coordination, technical compliance assessment, and an understanding of the regulatory requirements applicable to medium and high voltage electrical equipment projects. The depth of industry experience within our management team supports our ability to assess tender requirements, manage supplier relationships, and coordinate project delivery across our target sectors.

OUR STRATEGY

Expanding the scale of operation and capabilities of manufacturing

Our growth strategy focuses on expanding product offerings, scaling operations, and strengthening our market position in Malaysia’s medium and high voltage electrical solutions sector. We intend to explore opportunities to support local assembly operations and to pursue potential acquisitions of fabrication plants, which, if successfully implemented, would be intended to enhance our operational capabilities and reduce reliance on third party OEM manufacturers for certain product categories. We also intend to explore the development of our own proprietary product line, including switchgears and transformers, with a view to potential export markets. We also intend to grow our market share in 132 kV and 275 kV extra high voltage projects, which would require us to develop new supplier relationships and technical capabilities in the EHV equipment category. By acquiring interests in upstream manufacturing, we strengthen control over production costs, quality, and delivery timelines, reducing reliance on external suppliers for critical components and enhancing our operational efficiency. These plans remain subject to among other things, the identification of suitable acquisition targets, the availability of sufficient funding including from the proceeds of this offering, the receipt of all necessary regulatory approvals, and our ability to recruit personnel with the requisite technical expertise. We have not yet identified specific acquisition targets, entered into any letters of intent or agreements in respect of any acquisition, or committed capital expenditure towards any of the foregoing initiatives.

Marketing and Customer Engagement

Our marketing initiatives target renowned and sizable industrial clients, utilities, and other institutional customers. We aim to increase our presence through supplier registration with major industrial and utility companies and to expand our project portfolio. As part of this strategy, we plan to employ additional marketing and sales engineers to cover the market by working closely with consultant engineers and big contractors of major projects. These efforts are intended to strengthen customer trust in our products and technical capabilities, supporting long-term client relationships.

We also intend to explore the use of digital channels to raise awareness of our product range. This includes exploring opportunities to raise awareness of our products among the young consultant engineers and contractors through e-commerce channels, such as Facebook, Instagram, YouTube and TikTok.

Vertical expansion towards downstream markets

We intend to gradually expand our service operations beyond product supply to include complementary service offerings and higher-value project activities. In the near term, we intend to explore opportunities to offer after-sales support, maintenance services, with a view to establishing recurring service relationships with existing customers beyond the point of initial equipment delivery. We also intend to expand our product range to include 132/275kV high voltage equipment supplying by working with competitive international manufacturers.

In the longer term, we aspire to participate in Engineering, Procurement, Construction, and Commissioning (“EPCC”) works for utility companies in Malaysia, including Tenaga Nasional Berhad, Sabah Electricity Sdn. Bhd, NUR Power and Sarawak Energy Berhad, which are renowned companies that we have previously worked with. This strategy is intended to enhance our value proposition and provide integrated solutions to clients across the lifecycle of their electrical infrastructure projects. Participation in utility EPCC contracts would represent a material expansion of our current business model and would require us to obtain appropriate regulatory licences and certifications, develop or acquire EPCC project management and execution capabilities, and establish a track record acceptable to utility procurement requirements. There is no assurance that we will be able to develop these capabilities or secure utility EPCC contracts within the timeframes we anticipate or at all.

OUR BUSINESS OPERATIONS

Product Portfolio

Our product portfolio mainly consists of medium voltage switchgears and transformers designed for power distribution and protection across multiple industries. Key products include:

Medium Voltage Switchgears:
• Air Insulated Switchgear
SPECIFICATIONS

•   Rated service voltage: 12kV – 36kV

•   Rated frequency: 50Hz

•   Rated power frequency withstand voltage: 28/38kV

•   Rated impulse withstand voltage: 75/95kVp

•   Ring switch current rating: 630A

•   Rotating arc circuit breaker rating: 630A

•   Busbar rating: 630A

•   Short time withstand current: up to 20kA 3 seconds

•   Internal arc fault withstand: up to 20kA 1 second

•   Full fault rated earthing switch

• Gas Insulated Switchgear
SPECIFICATIONS

•   Rated service voltage: 36kV

•   Rated power frequency withstand voltage: 70/95kV

•   Rated impulse withstand voltage: 170/195kVp

•   Rated current: up to 2500A

•   Maximum rating of busbars: 2500A

•   Short time withstand current: 25/31.5kA 3 seconds

Medium Voltage Distribution Transformers:
• Cast Resin Transformer
SPECIFICATIONS

•   Type: Three Phase Cast Resin Transformer

•   Material of HV winding: Aluminum/copper

•   Material of LV winding: Aluminum/copper

•   Cooling: An

•   Frequency: 50 Hz

•   Phases: 3

•   Max. installation height: < 1000 m above sea level

•   Highest voltage of equipment Um HV: 7,2 kV 12 kV 17,5 kV 24 kV 36 kV

•   Power frequency withstand voltage: 20 kV 28 kV 38 kV 50 kV 70 kV

•   Impulse withstand voltage (peak): 40 or 60 kV 60 or 75 kV 75 or 95 kV 95 or 125 kV 145 or 170 kV

•   Highest voltage of equipment Um LV: 1,1 kV

•   Power frequency withstand voltage: 3 kV

• Oil Immersed Power Transformer
SPECIFICATIONS

•   Rated service voltage: 12 – 36kV

•   Rated frequency: 50 – 60 Hz

•   Rated Power 50kVA – 4000kVA

•   Corrugated tank up to 4 MVA

•   Types: Open Bushing, Cable Box, Side Bushings

•   Two component painting with min. layer thickness of 125 μm.

•   Tank can be manufactured in hot-dip galvanised design upon request

These products are primarily applied in medium voltage power distribution systems and are targeted at industries including buildings and infrastructure, data centres, marine and offshore, mining, oil and gas, power generation (solar, hydroelectric, wind, coal and natural gas), and railways and substations. Warranty terms are generally two years from the manufacturing date, with service terms adapted to specific customer requirements.

Operations

We operate under a B2B business model, supplying switchgear and transformer solutions for projects across Malaysia, which includes selling, supplying, completing, testing and commissioning of electrical distribution equipment. Our operations involve sourcing products from established manufacturers, coordinating procurement and technical compliance, conducting factory acceptance testing with clients, and arranging delivery to project sites. Where required, we also coordinate installation, site testing, and maintenance support in collaboration with manufacturers and third-party service providers.

Our principal place of business location is located at No. 35, Jalan PJS 11/14, Bandar Sunway, 47500 Subang Jaya, Selangor Darul Ehsan, Malaysia. We also have ongoing warehouse storage arrangements with certain warehouse suppliers.

Procurement and Supply

We source products from multiple manufacturers. Lead times vary by product type, typically ranging from 2 weeks to 3 months depending on complexity and demand. Our sourcing strategy includes maintaining additional stock of high-demand products to reduce lead times for clients.

Logistics and Quality Control

Local deliveries are arranged directly from manufacturers to project sites once delivery dates are confirmed by customers. Imported products are procured on Cost, Insurance and Freight (“CIF”) terms, with risk transferring to us upon loading at the port of origin. Quality control procedures include factory acceptance testing at manufacturer or subcontractor sites with client oversight prior to dispatch, and where required by customers or applicable regulatory standards, on-site testing, and continuous testing of electrical distribution products through commissioning licensed third-party electrical contractors.

Inventory Management

We maintain an asset-light inventory model, supplying primarily on a project-to-project basis while retaining stock of high-demand products with medium to long lead times. This approach is designed to balance responsiveness to customer requirements with efficient working capital management.

PRODUCT SAFETY COMPLIANCE

Suppliers comply and provide certificates for compliance:

•        Compliance with corresponding IEC standards.

•        Local compliance with a public utility company, Jabatan Kerja Raya.

•        Local compliance with national utility company, Tenaga Nasional Berhad (TNB).

•        Certification compliance with ISO 9001:2015.

•        Certification compliance with ISO 14001:2015.

•        Certification compliance with ISO 45001:2018;

•        Testing lab compliance with ISO 17025 for applicable products and

•        Type Test report for each product, which verifies and validates design, performance and safety of the product.

OUR CUSTOMERS

All of our customers are enterprises, mainly project awarders for engineering projects, operating in Malaysia. Our customers operate across a variety of industries, including but not limited to the public and institutional sector, information technology sector, and commercial sector.

For the fiscal years ended June 30, 2025 and 2024, we derived a significant portion of our revenue from a limited number of customers. For these periods, our top three customers accounted for approximately 54.9%, 3.4%, 2.2% and 15.0%, 7.7%, 6.9% of our total revenue, respectively.

During six months period ended December 31, 2025, we derived a significant portion of our revenue from customer A, which contributed 53.1% of our total revenue.

Revenue from our customers working on major projects can be significant; for example, certain large-scale data centre and industrial projects contributed substantially to our revenue in fiscal year 2025. However, the Group generally serves a diverse customer base and is not reliant on any single customer for recurring revenue. In 2025, Lotus Power served approximately 260 unique customers, including both new and repeat clients, the Group generally maintains low reliance on any single customer, mitigating potential revenue volatility.

The terms of our contracts with customers vary according to projects as the requirements of our customers are vastly different. In general, we cater to the needs of our customers by taking purchase orders from them which specifies the key contractual terms and conditions, including the items, the delivery mode, the price and the warranty period. The following is a summary of the key contractual terms and conditions we are usually subjected to: -

Items:    Switchgear or transformers with specifications of their type and components.

Delivery Mode:    On-site delivery to the designated location. The time of delivery is generally 16 to 24 weeks from upon confirmation of order or approval of drawing, depending on the complexity of the items involved.

Credit Period and Payment terms:    Generally, the credit term is within 0 – 90 days from our invoice date. In relation to the handling of large-scale back-to-back contacts, our customers will be made by payment in instalments or after reaching certain specified milestones, for example 10% after drawing approval, 10% after Factory Acceptance Testing, 80% after delivery on site.

Warranty period:    2 – 5 years from completion of the tasks

OUR SUPPLIERS

Our suppliers primarily engaged on a project-by-project basis.

The Group sources the majority of its switchgear and transformer products from a limited number of local manufacturers. During the years ended June 30, 2025 and 2024, switchgears and transformers are supplied from its primary vendors approximately 46.5% and 26.3% from Supplier A and approximately 42.3% and 58.7% from Supplier B. These manufacturers are among Malaysia’s largest local producers of switchgear and transformers. The Group has distributed these products for over 20 years, developing expertise in providing end-to-end solutions to its customers.

During the six months ended December 31, 2025, two of our suppliers contributed more than 10% of our aggregate purchases, in total representing 73.3% of our aggregate purchases during the interim period.

The terms of our contracts with suppliers vary according to projects as the requirements of our customers are vastly different. In general, we purchase from our suppliers by purchase orders which specifies the key contractual terms and conditions, including the items, the delivery mode, the price and the warranty period. The following is a summary of the key contractual terms and conditions we are usually subjected to: -

Items: Switchgear or transformers with specifications of their type, components and the respective site testing types. The purchase orders also state the required site-works, such as installations, replacements and training, where applicable. In relation to the labour work involved in the procurement, the purchase orders state the number of labour and days of work.

Delivery Mode: On-site delivery to the designated location, either to the Group’s owned and leased warehouse or to the project site. The time of delivery is generally 12 to 20 weeks from drawing approval, depending on the complexity of the items involved.

Credit Period and Payment terms: Generally, the credit term is within 0 to 90 days from the invoice date. In relation to the handling back-to-back contracts, our suppliers usually offer back-to-back payment terms matching the payments terms of the contract we have with our customers. These back-to-back contracts are usually large in scale and payment would be made by instalments or after reaching certain specified milestones, for example 10% after drawing approval, 10% after Factory Acceptance Testing, 80% after delivery on site.

Warranty period: 2-5 years from completion of the tasks

Although supplier concentration is currently high, the Group intends to mitigate this risk as part of its growth strategy. Planned initiatives include local assembly and potential acquisitions of key suppliers, with a view to rebranding certain products under the Group’s own brand and expanding the product line.

SALES AND MARKETING

Pricing Methodology

The Group generally applies a project-based pricing methodology. Manufacturers provide their costs based on current market prices, and the Group applies a markup to determine the final price charged to customers.

Pricing decisions take into account factors such as the cost of raw materials, including copper, tin, and steel sheet prices; exchange rate fluctuations (USD/RM); and customer-specific requirements, including extended warranties, delivery to site, product quantity, and customization requests. Overheads and other project-related costs are also considered in pricing decisions.

Marketing Channels

The Group primarily promotes its products and services through B2B channels, including direct networking with customers, sales personnel engagement, word-of-mouth referrals, and relationships with suppliers who refer projects. Additional channels include the Group’s website and showcasing previous project work. Trade shows and technical publications are also leveraged occasionally to support visibility within the industry.

Sales Strategy

Sales activities are focused on direct engagement with B2B clients, participation in tenders, and leveraging project referrals from suppliers and previous customers. The Group maintains a project-based approach, pursuing opportunities where its technical expertise and established reputation can differentiate its solutions.

Customer Engagement and Relationship Management

The Group emphasizes proactive customer engagement, including prompt responses to inquiries, support for customers even when contracts are not yet awarded, and regular communication and updates for ongoing projects. These practices are intended to build trust and demonstrate the Group’s expertise and reliability in executing medium and high voltage electrical solutions projects.

Case Studies and Project References

The Group’s experience includes completing large-scale projects in the data centre and industrial sectors. Notably, the Group successfully inherited and completed transformer-related works for a major data centre project previously assigned to a competitor that was unable to fulfill their scope. These projects highlight the Group’s capability to deliver complex electrical solutions to its clients reliably and on schedule.

SEASONALITY

We are of the view that our business does not exhibit any significant seasonal fluctuations. Demand for our products and services is generally driven by project cycles rather than seasonal factors.

Project lead times vary depending on the size and complexity of the project, but typically range from approximately three to six months prior to delivery.

COMPETITION

Market position

The Malaysian switchgear and transformer markets are medium-concentration markets in which numerous global OEM suppliers and regional and local players compete across different voltage classes and customer segments. In this context, we operate as a solutions provider focused on supplying and integrating medium- and high-voltage equipment rather than as a large-scale OEM supplier, and our revenues are modest relative to the estimated size of the Malaysian medium-voltage switchgear and transformer markets. Based on the size of these addressable markets and our level of project activity, we believe we currently account for only a modest share of overall spending on medium- and high-voltage switchgear and transformers in Malaysia, with room to increase our penetration as we execute additional projects.

Competitor landscape

We mainly compete with (i) large multinational manufacturers that design and produce full ranges of switchgear and transformers and often supply directly or through affiliated entities, (ii) domestic and regional manufacturers that assemble air-insulated and gas-insulated switchgear and transformers in Malaysia or nearby markets, and (iii) other distributors and EPC-oriented solution providers that source equipment from these OEMs. We believe that no single competitor has a dominant share of the overall Malaysian switchgear market and that the downstream distribution and project-execution layers remain fragmented, which supports the ability of smaller, specialized solution providers to compete on technical capability, delivery reliability and commercial flexibility.

Sector trend

Industry forecasts for Southeast Asia indicate that the medium-voltage switchgear market is expected to grow from about USD 2.22 billion in 2025 to roughly USD 4.76 billion by 2032, representing an estimated CAGR of approximately 11.5%, with the 11 – 25 kV voltage class and industrial end-users driving a significant portion of this demand. For Malaysia, independent research expects the overall switchgear market (low, medium and high voltage) to grow at around 8.1% per annum from 2025 to 2031, supported by grid modernization, renewable-energy integration, industrial automation and data-centre expansion. For more details, see “Industry and Market Data” at page 42 of this prospectus.

We believe these trends, together with the fragmented nature of the downstream solutions market, create opportunities for specialized providers like us to gradually expand our share of project-based medium- and high-voltage equipment spending in Malaysia.

INTELLECTUAL PROPERTY

As of the date of this prospectus, the Group holds one registered domain name, https://www.lotuspower.com.my.
Neither the Group nor its Operating Subsidiary currently owns any registered patents, copyrights or other domain names.

As of the date of this prospectus, save for the below, the Group does not have any other registered trademarks, patents or industrial designs that are material to its business operations:

Trademark/ Trademark No.	Owner	Authority	Registration Date	Expiry Date	Class/Description
QUANTEC	Operating Subsidiary	Intellectual Property Corporation of Malaysia (MyIPO)	March 13, 1995	March 13, 2032	Class 6 Description: Floor boxes, underfloor ducting and fittings, trap and frame units, outlet plates; all included in Class 6.

As the Group’s business and product offerings evolve, it may rely on a combination of trade secrets, confidentiality agreements, and contractual restrictions, to protect its proprietary designs, technical know-how and other business-related information. The Group may also, in the future, seek to obtain registrations for intellectual property rights where it considers such protection commercially appropriate.

As of the date of this prospectus, the Group owns the following properties: -

No.	Registered Owner	Location	Usage	Land Area/Built-up Area
1.	Operating Subsidiary	No. 35, Jalan PJS 11/14, Bandar Sunway, 47500 Subang Jaya, Selangor, Malaysia	Office and storage	221.00 m2
2.	Operating Subsidiary	No. 37, Jalan PJS 11/14, Bandar Sunway, 47500 Subang Jaya, Selangor, Malaysia	Office and storage	221.00 m2
3.	Operating Subsidiary	No. 7, Jalan Subang 6, Persiaran Subang, Taman Perindustrian Sungai Penaga, 47610 Subang Jaya, Selangor, Malaysia	Leased to third parties	11161.00 m2
4.	Operating Subsidiary	D-3-08 (D44), 3rd Floor, Blok D, Taman Mewah, Kawasan Perindustrian Kelemak, 78000 Alor Gajah, Melaka, Malaysia	Leased to third parties	62.62 m2
5.	Operating Subsidiary	32-2 (No. 2), Blok 5, Jalan Setia Prima S U13/S, Setia Alam, Seksyen U13, 40170 Shah Alam, Selangor, Malaysia	Leased to third parties	235.00 m2
6.	Operating Subsidiary	F2-110B, Capital 21 @ Capital City, Jalan Tampoi, Kawasan Perindustrian Tampoi, 81200 Johor Bahru, Johor, Malaysia	Unoccupied	34.00 m2
7.	Operating Subsidiary	B-26-05, Silverscape @ Hatten City, Jalan Melaka Raya 23, Taman Melaka Raya, Melaka, Malaysia	Unoccupied	47.86 m2
8.	Operating Subsidiary	HSD 44553, PT 4089, Mukim Bandar, District of Kuala Langat, State of Selangor, Malaysia	Unoccupied	25600.00 m2
9.	Operating Subsidiary	HSM 2592, PTD 12039, Mukim Rimba Terjun, District of Pontian, State of Johor, Malaysia	Land held for development into housing development under joint venture	7420.00 m2
10.	Operating Subsidiary	Lot 3321, Kampung Melayu, Jalan Kebun, 40460 Shah Alam, Selangor, Malaysia	Land held for development into housing development under joint venture	12141.00 m2

Apart from the above, we do not own or lease any other real property. We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

EMPLOYEES

As of December 31, 2025, June 30, 2025 and the date of this prospectus, we have a total 16, 16 and 17 full time employees. All of our employees are all based in Malaysia.

Our success depends on the ability to attract, motivate, train, and retain qualified personnel. We believe that our Operating Subsidiary maintains a good working relationship with their employees, and has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we and the Operating Subsidiary experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the six months ended December 31, 2025, the fiscal years ended June 30, 2025 and 2024. There has not been any trade union set up for our employees.

LEGAL PROCEEDINGS

As of the date of this prospectus, we are not a party to any claim, litigation or arbitration of material importance and there was no claim, litigation or arbitration of material importance known to our directors to be pending or threatened against us which could have a material adverse effect on our business, results of operations or financial conditions.

REGULATIONS

We are subject to all relevant laws and regulations of Malaysia. We have identified the main laws and regulations that materially affect our operations, including the licenses, permits and approvals typically required for the conduct of our business, and the relevant regulatory bodies.

As of the date of this prospectus, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and we are in compliance with all the applicable laws and regulations that are material to our business operations.

Malaysia

The following sets forth a summary of the principal Malaysian laws, regulations, and rules relevant to our business and operations in Malaysia.

Regulations Relating to our Business in Malaysia

Local Government Act 1976

The Local Government Act 1976 (“LGA 1976”) provides local authorities with the power to grant a license or permit for any trade, occupation or premises. Such license may be subject to such conditions and restrictions as the local authority may think fit.

Pursuant to LGA 1976, every local authority apart from having the power of making by-laws conferred upon by LGA 1976, may from time to time, make, amend and revoke by-laws in respect of all such matters as are necessary or desirable for the maintenance of the health, safety and well-being of the inhabitants or for the good order and government of the local authority.

As our Operating Subsidiary carries out their business from premises located in Subang Jaya, Selangor, Malaysia and thus fall under the purview of Majlis Bandaraya Subang Jaya. The Operating Subsidiary is subject to the Licensing of Trades, Businesses and Industries By-Laws (Subang Jaya City Council) 2007 (“Subang Jaya By-laws”). The Subang Jaya By-laws apply to businesses operating within the locality of Subang Jaya and requires that a valid business license be obtained for any activity of trade, business and industry or use any place or premises for any activity of trade, business and industry.

The Subang Jaya By-laws provides that any person who contravenes any provision of the by-laws, shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM2,000 or to imprisonment for a term not exceeding 1 year or to both, and in the case of a continuing offence, to a fine not exceeding RM200 for each day during which the offence is continued after conviction;

As of the date of this prospectus, our Operating Subsidiary has obtained the business premises license from Majlis Bandaraya Subang Jaya for its business premises. Save as disclosed herein, we have not received any enforcement notices, penalties or compounds arising from any non-compliance with the LGA 1976 and Subang Jaya By-laws.

Trademarks Act 2019 (“TA 2019”)

Trademarks in Malaysia are governed by the TA 2019 which provides comprehensive protection for registered trademarks and regulates the registration, ownership, use and enforcement of trademark rights.

Under the TA 2019, a trademark may consist of any sign capable of distinguishing the goods or services of one undertaking from those of others and capable of being represented graphically, including words, logos, letters, numerals, shapes, colours, or any combination thereof. Trademark registration in Malaysia is administered by the Intellectual Property Corporation of Malaysia.

Upon registration, the proprietor of a registered trademark is granted the exclusive right to use the trademark in relation to the goods or services for which it is registered and to prevent unauthorized third parties from using identical or confusingly similar marks in the course of trade. The proprietor may take civil enforcement actions against infringement, including seeking injunctions, damages, an account of profits or other remedies available under the law.

A registered trademark in Malaysia is generally valid for a period of 10 years from the date of registration and may be renewed for successive periods of 10 years upon payment of the prescribed renewal fees.

Electricity Supply Act 1990 (“ESA 1990”) and Electricity Regulations 1994 (“ER 1994”)

The licensing and regulation of electrical installations and electrical works in Malaysia is governed by the ESA 1990 and the ER 1994, with the Energy Commission (“EC”) as the regulatory authority.

The Group’s products, including switchgears and transformers, are subject to the ESA 1990 and the ER 1994, which prescribe technical and safety standards for electrical equipment, including the manner in which such equipment is installed, placed, and operated. Further, Regulation 75 of the ER 1994 states that no person shall perform or carry out any electrical work unless he holds a valid certificate of registration as an electrical contractor issued under the ER 1994. An electrical contractor can be classified into 4 classes, Class A, B, C and D, each permitted to undertake electrical work of certain value and is further required to keep in employment a certain number of wiremen of certain qualification, depending on the classification of its registration. The ER 1994 also provides that the wireman shall possess a valid certificate of competency appropriate to such classes, with restrictions, if any, issued to him by the EC. Unless otherwise specified, a person who contravenes or fails to comply with any of the provisions of the ER 1994 shall be guilty of an offence and shall on conviction, be liable to a fine not exceeding RM5,000 or to imprisonment for a term not exceeding 1 year or both.

While the Group does not itself perform electrical installations, we use our best efforts to ensure that all installations of our products are carried out by licensed electrical contractors in accordance with these regulations.

Trade Descriptions Act 2011 (“TDA 2011”)

The TDA 2011 is enforced by the MDTCL and aims to protect both traders and consumers from unhealthy trade practices. The TDA 2011 facilitates good trade practices and safeguards consumer interests by prohibiting false trade descriptions or representation, false or misleading statements, and deceptive conducts and practices in relation to the supply of goods and services.

Pursuant to Section 5 of the TDA 2011, any person who:

(a)     applies a false trade description to any goods;

(b)    supplies or offers to supply any goods to which a false trade description is applied; or

(c)     exposes for supply or has in his possession, custody or control for supply any goods to which a false trade description is applied,

commits an offence and, on conviction, shall be liable to a fine not exceeding RM250,000, and for a second or subsequent offence, to a fine not exceeding RM500,000.

Personal Data Protection Act 2010 (“PDPA 2010”)

The PDPA 2010 regulates the processing of personal data in commercial transactions and provides for connected and incidental matters. The PDPA 2010 applies to (a) any person who processes and (b) any person who has control over or authorizes the processing of any personal data in respect of commercial transactions (“Data Controller”). The processing of personal data by a Data Controller must be in compliance with various personal data protection principles, namely (a) the General Principle; (b) the Notice and Choice Principle; (c) the Disclosure Principle; (d) the Security Principle; (e) the Retention Principle; (f) the Data Integrity Principle; and (g) the Access Principle (collectively, “the Personal Data Protection Principles”). A Data Controller who contravenes the Personal Data Protection Principles commits an offence and shall, on conviction, be liable to a fine not exceeding RM1,000,000 or to imprisonment for a term not exceeding 3 years or to both.

Additionally, pursuant to Section 12A(1) of the Personal Data Protection (Amendment) Act 2024, a Data Controller shall appoint at least one data protection officer who shall be accountable to the Data Controller for compliance with the PDPA 2010. The Guidelines and Circular on Personal Data Protection, Appointment of Data Protection Officer issued by the Personal Data Protection Department, which is an agency under the Digital Ministry, which came into effect on 1 June 2025, has provided further clarification in which a Data Controller or data processor is required to appoint a data protection officer. The Data Controller and Data processor is required to appoint one or more data protection officers where its processing activities involve one of the following: (a) personal data exceeding twenty thousand (20,000) data subjects; (b) sensitive personal data including financial information exceeding ten thousand (10,000) data subjects; or (c) activities that require “regular and systematic monitoring” of personal data.

Street, Drainage and Building Act 1974 (“SDBA 1974”)

The building compliance framework in Malaysia is governed by distinct legislation depending on the location of the relevant premises. In Peninsular Malaysia, the Street, Drainage and Building Act 1974 (“SDBA 1974”) and the Uniform Building By-Laws 1984 (“UBBL 1984”) form the principal legal and technical framework regulating the erection, alteration, use and occupation of buildings. A key requirement under each of these frameworks is the issuance of a Certificate of Completion and Compliance (“CCC”) certifying that a building is safe and fit for occupation prior to its lawful use.

Under the UBBL 1984, which was issued pursuant to the SDBA 1974, a CCC or equivalent will be issued by the local authority upon receipt of certification in relevant forms by a principal submitting person. Any person who occupies or permits to be occupied any building or any part thereof without a CCC or equivalent commits an offence punishable with a fine not exceeding RM250,000.00 or with an imprisonment for a term not exceeding 10 years or with both under the section 70(27) of the SDBA 1974.

Fire Services Act 1988 (“FSA 1988”)

The FSA 1988 is the governing law providing for the effective and efficient functioning of the Fire and Rescue Department (“BOMBA”) and for the protection of persons and property from fire risks throughout Malaysia. The FSA 1988 empowers the Director General of Fire and Rescue to inspect premises, issue notices requiring the abatement of fire hazards, and apply to the Magistrate’s Court for a closure order prohibiting the use of premises where a fire hazard exists and the owner or occupier has failed to comply with an abatement notice.

Certain buildings designated under the Fire Services (Designated Premises) Order 1998 (“FSDPO 1998”) are required to obtain a Fire Certificate (“FC”) from BOMBA, certifying that the premises are equipped with adequate fire safety systems and are safe for occupation. Any major renovations to a designated building must be reported to BOMBA prior to commencement, and no changes which would render the existing fire protection system ineffective may be made without prior approval from BOMBA. Failure to obtain a FC is an offence under Section 33 of the FSA 1988, with a fine not exceeding RM50,000 or imprisonment for a term not exceeding five years or both. The general penalty for other offences under the FSA 1988 is a fine not exceeding RM5,000 or imprisonment for a term not exceeding three years or both.

As of the date of this Prospectus, save for one property occupied by our Group which is classified as a designated premises under the FSDPO 1998 and for which a valid FC has been obtained, the remaining properties occupied by our Group are not designated premises under the FSDPO 1998. Accordingly, our Group is not required to obtain an FC under the FSA 1988 in respect of those properties. Save as disclosed herein, we have not received any enforcement notices, penalties or compounds arising from any non-compliance with the FSA 1988.

Occupational Safety and Health Act 1994 (“OSHA 1994”)

The OSHA 1994 is the governing law regulating the standards for safety, health and welfare of persons at work. The OSHA 1994 is enforced by the Department of Occupational Safety and Health, Malaysia (“DOSH”), which is under the purview of the Ministry of Human Resources, Malaysia.

OSHA 1994 applies generally to places of work in Malaysia, including the public service and statutory authorities, subject to the statutory exclusions set out in the Act (which include, among others, domestic employment within the meaning of the Employment Act 1955, persons working on board ships governed by the Merchant Shipping Ordinance 1952 and the Sabah and Sarawak Merchant Shipping Ordinances, and the armed forces).

Section 15 of the OSHA 1994 imposes general duty on an employer to ensure, so far as is practicable, the safety, health and welfare at work of all his employees, in particular:

(a)     the provision and maintenance of plant and systems of work that are, so far as is practicable, safe and without risks to health;

(b)    the making of arrangements for ensuring, so far as is practicable, safety and absence of risks to health in connection with the use or operation, handling, storage and transport of plant and substances;

(c)     the provision of such information, instruction, training and supervision as is necessary to ensure, so far as is practicable, the safety and health at work of his employees;

(d)    so far as is practicable, as regards any place of work under the control of the employer, the maintenance of it in a condition that is safe and without risks to health and the provision and maintenance of the means of access to and egress from it that are safe and without such risks;

(e)     the provision and maintenance of a working environment for his employees that is, so far as is practicable, safe, without risks to health, and adequate as regards facilities for their welfare at work; and

(f)     the development and implementation of procedures for the dealing with emergencies that may arise while his employees are at work.

In addition, section 17 of OSHA 1994 imposes duties on employers to ensure, so far as is practicable, that persons other than their employees are not exposed to risks to safety or health arising from the conduct of the employer’s undertaking.

Non-compliance of section 15 or 17 of the OSHA 1994 may give rise to criminal liability and on conviction, the employer is liable to a fine not exceeding RM500,000 or to imprisonment for a term not exceeding two years or to both, pursuant to section 19 of the OSHA 1994. Where a body corporate contravenes any provisions of the OSHA 1994 or any regulations made thereunder, every person, who at the time of the commission of the offence is a director, manager, secretary or other like officer of the body corporate shall be deemed to have contravened the provision and may be charged jointly in the same proceedings with the body corporate or severally, and every such director, manager, secretary or other like officer of the body corporate shall be deemed to be guilty of the offence, as set out in section 52 of the OSHA 1994.

As of the date of this prospectus, we have not received any enforcement notices, penalties or compounds arising from any non-compliance with the OSHA 1994 and its subsidiary legislations.

Employment Act 1955 (“EA 1955”)

The EA 1955 is the primary legislation on labour matters and provides for minimum work requirements and benefits of employment, such as maximum working hours, overtime entitlement, leave entitlement, maternity protection, sexual harassment protection and termination benefits. The EA 1955 is applicable only in Peninsular Malaysia and Federal Territory of Labuan, to all employees who have entered into a contract of service. However, employees earning more than RM4,000 a month shall be excluded from provisions under the EA 1955 relating to working on a rest day, overtime payments, statutory entitlement to shift allowances, working on a public holiday and statutory entitlement to termination and lay-off benefits.

The amendments to the EA 1955 via the Employment (Amendment) Act 2022 introduced the following major changes in the labor law regime with effect from January 1, 2023:

(a)     the maximum weekly working hours were reduced from 48 hours to 45 hours;

(b)    employers are required to conspicuously display a notice to raise awareness of sexual harassment in the workplace;

(c)     contractors for labour supplying employees to a principal, contractor or subcontractor are required to enter into written contracts and to make such contracts and related documents available for inspection by the Director-General of Labour, with non-compliance constituting an offence punishable by fines;

(d)    the Director-General of Labour is empowered to issue directions or orders in relation to discrimination in employment, and failure to comply with such directions or orders constitutes an offence;

(e)     employers are required to obtain prior approval from the Director-General of Labour to employ foreign employees, in addition to compliance with applicable immigration and sectoral requirements; and

(f)     employers are required to notify the Director-General of Labour upon the termination of employment of foreign employees, including in cases of abscondment.

It is stated under the EA 1955 that in the event of inconsistency between the terms contained in the employment contract and the provisions prescribed under the EA 1955, the more favourable term shall be enjoyed by the employee. Nevertheless, an employee aggrieved by the inconsistency may lodge a complaint of non-compliance of the standards under the EA 1955 to the Director General of Labour.

Any person who commits an offence under or contravenes any provision of the EA 1955 or any regulations, order or other subsidiary legislation whatsoever made thereunder, in respect of which no penalty is provided, shall be punishable to a fine not exceeding RM50,000 upon conviction. Where an offence has been committed by a body corporate, any person who is a director, manager, or other similar officer of the body corporate at the time of the commission of the offence shall be deemed to have committed the offence and may be charged jointly or severally in the same proceedings as the body corporate.

Industrial Relations Act 1967 (“IRA 1967”)

IRA 1967 seeks to promote and maintain industrial harmony and provides for the regulation of the relations between employers and workmen and their trade unions and the prevention and settlement of any differences or disputes arising from their relationship and generally to deal with trade disputes. Matters relating to trade disputes, including constructive dismissal and retrenchment may be referred by the Minister of Human Resources to the Industrial Court. Under the IRA 1967, an employer may not terminate the employment of an employee without just cause and excuse, regardless of the express provisions in the terms of employment. In the event that a workman considers that he has been dismissed without just cause or excuse by his employer with notice, the workmen may file a representation at any time during the period of such notice but not later than sixty days from the expiry thereof.

Employees Provident Fund Act 1991 (“EPFA 1991”)

The EPFA 1991 imposes the statutory obligations on employers and employees to make contribution towards the Employees Provident Fund, which is essentially a fund established as a scheme of savings for employees’ retirement and the management of savings for retirement purposes. Pursuant to section 43(1) of the EPFA 1991, it is compulsory for employees and their employers to make monthly contributions on the amount of wages at the rate, respectively set out in the Third Schedule of the EPFA. Any employer who fails to pay the necessary contributions to the account of the individual employee shall be liable to imprisonment for a term not exceeding 3 years or to a fine not exceeding RM10,000 or to both.

As of the date of this prospectus, we have made the required contributions towards the Employees Provident Fund and we are in compliance with the EPFA 1991 and all regulations made thereunder.

Employees’ Social Security Act 1969 (“ESSA 1969”)

The ESSA 1969 was implemented to provide protection for employees and their dependents against economic and social distress in the event of invalidity, disablement or employment injury.

The schemes of social security under the ESSA 1969 are administered by Social Security Organization (“SOCSO”) and are financed by compulsory contributions made by the employers and the employees. All employees, in industries to which the ESSA 1969 applies are required to be insured. It is the obligation of the employer to pay the contribution (both the employer’s contribution and the employee’s contribution) to SOCSO at the rates set out in Third Schedule of ESSA 1969.

Pursuant to ESSA 1969, any person being an employer who fails to pay any contributions which he is liable under the ESSA 1969 to pay in respect of or on behalf of any employee shall be punishable with imprisonment for a term which may extend to 2 years, or with fine not exceeding RM10,000, or with both.

As of the date of this prospectus, we have made the required contributions under the ESSA 1969, and we are in compliance with the ESSA 1969 and all regulations made thereunder.

Employment Insurance System Act 2017 (“EISA 2017”)

The EISA 2017 provides for the establishment of an employment insurance system (“EIS”) administered by SOCSO to provide certain benefits and a re-employment placement program for insured persons in the event of loss of employment which will promote active labour market policies.

All employees in the industries to which the EISA 2017 applies shall be registered and insured by the employers. Under the EISA 2017, both employers and employees (from 18 to 59 years of age) are required to contribute to the EIS with the rates, subject to the revision by the Minister of Human Resources, as specified in the Second Schedule based on the amount of the monthly wages of the employee. Employees who have not attained the age of 18, employees who have attained the age of 60, or employees who have attained the age of 57 and have never made contributions under the EISA 2017 before attaining the age of 57, are exempted from this protection plan.

An insured person who considers that he has lost his employment shall submit an application to claim for benefits up to 6 months to SOCSO within 60 days from the date he considers that he has lost his employment. After considering if the contributions qualifying conditions are fulfilled (the fulfillment of which depends on the number of past claims and contributions made preceding to the loss of employment) in respect of a claim for benefits by an insured person, SOCSO may approve or reject the claim for benefits.

MANAGEMENT

Directors and Executive officers	Age	Position
YONG POI CHING	55	Chief Executive Officer, Executive Director and the Chairlady of the Board
HO PUI LUNG	50	Executive Director
LAI KIAN HUAT	59	Chief Financial Officer
RAFCHIEK JOSEPH MICHAEL	69	Independent Director
TEH SENG PIN*	53	Independent Director
TONG KA WAI*	38	Independent Director

____________

*        The nominees of independent director have agreed to act as our independent directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

The following is a brief biography of each of our executive officers, directors, and director appointees upon completion of the Group Reorganization:

Ms. Yong Poi Ching (“Ms. Yong”) has been our chairlady of the board of directors and CEO since 9 June 2026. She brings over 25 years of experience in finance, corporate governance, and operational management to the Group. Since 2010, she has been the Finance & Administration Director of our Operating Subsidiary, where she oversees financial management, accounting, cash flow and credit control, taxation, human resources, corporate administration, internal controls, and regulatory compliance. Ms. Yong has also been the group accountant of Davis Group Sdn Bhd since 2000 and the chief financial officer of Sun System Engineering Sdn Bhd since 2018. Ms. Yong has been a Chartered Accountant (CIMA) since 2003 and a member of the Malaysian Institute of Accountants (MIA) since 2004, holding a Bachelor of Commerce (Accounting) in year 1997 from Lincoln University, New Zealand.

Mr. Ho Pui Lung (“Mr. Ho”) has been our executive director since 9 June 2026. Since 2000, Mr. Ho has been with Wang & Lee Contracting Ltd., a formerly listed company on Nasdaq which was delisted on November 21, 2025, where he progressed through various leadership roles including Project Manager, Project Director, Executive Director, and Managing Director, before assuming his current position as Chief Executive Officer and the Chairman of the board of directors. Mr. Ho specializes in building services installation, energy management, and energy saving planning design. He has over 25 years of experience in the building industry, having previously served as an Assistant Engineer at Thomas Anderson & Partner Ltd. in 1999 and at Lu & Associates Ltd. from 1999 to 2000. Mr. Ho obtained a bachelor’s degree in science from the University of Auckland (New Zealand) in 1999, a bachelor’s degree in engineering in Building Services Engineering from City University of Hong Kong in 2005, and a master’s degree of science in Engineering Management from City University of Hong Kong in 2014. Mr. Ho is a member of the Chartered Institution of Building Services Engineers, the Chartered Institute of Plumbing and Heating Engineering, the Hong Kong Institution of Engineers, and the Hong Kong Institution of Facilities Engineers. He is also a registered engineer, a Grade C(0) registered electrical worker, a Grade I licensed plumber, and a registered energy assessor.

Mr. Rafchiek Joseph Michael (“Mr. Rafchiek”) will serve as our independent director, [the chairman of the nominating and corporate governance committee and a member of our compensation committee and audit committee, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.] He has brought over three decades of experience in manufacturing engineering, program start-up, and producibility. Previously, from February 2023 to January 2025, he was production, test and launch engineer at the Boeing Company. From July 2012 to March 2018, Mr. Rafchiek served as project manager specialist at the Boeing Company, leading the P-8 Poseidon and Air Force One replacement programs. Earlier, from September 2006 to July 2012, he was manufacturing engineer and process & tools leader at the Boeing Company.

David Teh Seng Pin (“Mr. Teh”) will serve as our independent director, [the chairman of the compensation committee and a member of our audit committee and nominating and corporate governance committee, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.] Mr. Teh is a seasoned IPO readiness and post-IPO advisor with over 15 years of capital markets experience across Malaysia, Singapore, and Hong Kong, specializing in structuring and guiding companies to successful Nasdaq listings. Mr. Teh has been serving as Partner of MVP International Capital Limited since 2024, where he structures and executes traditional Nasdaq listings for companies from Malaysia, Singapore, and Hong Kong. Mr. Teh has also been serving as an Independent Capital Markets Advisor at DTG Advisory Group since 2019. Mr. Teh obtained a master’s degree in business management from

Charles Sturt University, Australia. He has been a registered financial planner with the Malaysian Financial Planning Council since 2021, and formerly held a capital markets services representative license from the Securities Commission Malaysia and was registered with the Federation of Investment Managers Malaysia from 2021 to 2024.

Tong Ka Wai, Karl (“Mr. Tong”) will serve as our independent director, [the chairman of the audit committee and a member of our compensation committee and nominating and corporate governance committee, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.] Mr. Tong is a seasoned accounting and audit professional with over 11 years of experience in the field. Since January 2021, Mr. Tong has been serving as Partner of Nexus CPA Limited, and since January 2021 as director of Seeding Consultants Limited. Mr. Tong has also been serving as chief financial officer of Grand Pak Health Medical Limited since July 2020, financial controller of BLL Holding Limited and its subsidiaries since September 2025, and financial controller of Hong Kong Managed Security Operation Center Limited since November 2023. From December 2020 to July 2025, Mr. Tong served as chief financial officer of Innospot Holdings Limited and its subsidiaries, and from October 2014 to June 2020 as senior associate at Mazars CPA Limited. Mr. Tong obtained a bachelor’s degree in business administration (accountancy) from Edinburgh Napier University in 2014. He has been a member of Certified Practicing Accountants Australia since June 2018.

Lai Kian Huat (“Mr. Lai”) is our chief financial officer. Mr. Lai is responsible for our Group’s financial management, accounting, taxation, budgeting, internal control, and corporate governance. Mr. Lai has over 30 years of extensive experience in accounting, auditing, taxation, corporate management, treasury and cash management, as well as corporate exercises, investigation audits, and due diligence. Mr. Lai has been an executive director of Ni Hsin Group Berhad (7215.kl), a company listed on the Kuala Lumpur Stock Exchange since December 2020. From November 2021 to October 2025, Mr. Lai was the Independent Director and Chairman of the Audit Committee of ALPS Group Inc (ALPS), a company listed on Nasdaq. Mr Lai obtained his professional qualification in accounting from The Association of International Accountants, United Kingdom in 1993.

Family Relationships

Save as disclosed above, none of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements and Indemnification Agreements

We intend to enter into employment agreements with each of our executive directors and officers. Under these agreements, each of our executive directors and officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive directors officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a [three-month] advance written notice. An executive officer may resign anytime with a three-month advance written notice.

We intend to enter into agreements with all independent directors whose service will begin upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the agreements, each independent director has agreed to attend and participate in such number of meetings of our board of directors and of the committees of which he or she may become a member as regularly or specially called and will agree to serve as a director for a year and be up for re-appointment each year by our board of directors. The directors’ services will be compensated by cash under the agreement in an amount determined by our board of directors.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

The board of directors will consist of five directors, comprising two executive director and three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director.

Subject to making appropriate disclosures to our board of directors in accordance with our Amended and Restated Memorandum and Articles, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested; in voting in respect to any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money; mortgage its business, property, and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution that the selected candidates will bring to our board of directors.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board of directors. Our board of directors is well balanced and diversified in alignment with our business development and strategy.

Committees of the Board of Directors

We have to establish an audit committee, a compensation committee, and a nominating and corporate governance committee under the Board of Directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of [Mr. Rafchiek, Mr. Teh, and Mr. Tong, and it will be chaired by Mr. Tong], upon the effectiveness of their appointments. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Tong qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board of directors.

Compensation Committee

Our compensation committee will consist of [Mr. Rafchiek, Mr. Teh, and Mr. Tong, and it will be chaired by Mr. Teh], upon the effectiveness of their appointments. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to our board of directors for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board of directors for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

•        selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nomination and corporate governance committee will consist of [Mr. Rafchiek, Mr. Teh, and Mr. Tong, and it will be chaired by Mr. Rafchiek], upon the effectiveness of their appointments. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nomination and corporate governance committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The nomination and corporate governance committee will be responsible for, among other things:

•        recommending nominees to our board of directors for election or re-election to our board of directors or for appointment to fill any vacancy on our board of directors;

•        reviewing annually with our board of directors the current composition of our board of directors in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

•        selecting and recommending to our board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nomination and corporate governance committee itself;

•        developing and reviewing the corporate governance principles adopted by our board of directors and advising our board of directors with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of our board of directors as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of our Company. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to our Company, our directors must ensure compliance with the memorandum and articles of association of our Company, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the name of our Company if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our directors may be appointed by ordinary resolutions by our shareholders or by our directors. Pursuant to our Amended and Restated Memorandum and Articles, an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any; but no such term shall be implied in the absence of express provision. If no term is fixed on the appointment of a director, the director serves indefinitely until his or her earlier death, resignation or removal.

Our officers are selected by and serve at the discretion of our board of directors.

Interested Transactions

Interested director transactions are governed by the terms of our Amended and Restated Memorandum and Articles.

A director may, subject to any separate requirement for audit committee approval under applicable law, the Amended and Restated Memorandum and Articles or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of certain contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation of Directors and Executive Officers

For the six months ended December 31, 2025 and the fiscal years ended June 30, 2025 and 2024, we paid an aggregate of US$17,901, US$57,487 and US$48,617, respectively, in cash (including salaries and employees provident fund) to our directors and executive officers for their positions in our Operating Subsidiary. Under the Companies Act and Malaysia law, the Company and the Operating Subsidiary are not required to disclose compensation paid to our Directors or executive officers on an individual basis and the Company and the Operating Subsidiary have not otherwise publicly disclosed this information elsewhere.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors, except as mandated by Malaysian laws. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Code of Business Conduct and Ethics

Our Board of Directors will approve a Code of Business Conduct and Ethics that will apply to all our employees upon the effectiveness of the registration statement to which this prospectus relates. The text of the Code of Business Conduct and Ethics will be publicly available on our website at https://www.lotuspower.com.my. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. Disclosure regarding any amendments to, or waivers from, provisions of the code of business conduct and ethics that apply to our directors, principal executive and financial officers will be posted on our website at https://www.lotuspower.com.my or will be included in a Current Report on Form 6-K.

Insider Trading Policy

We have adopted an insider trading policy and procedures applicable to our and our directors’, officers’ and employees’ purchase, sale or other disposition of our securities that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations.

Compensation Clawback Policy

Prior to the consummation of the IPO, the compensation committee will adopt a Compensation Clawback Policy (the “Recovery Policy”), which adheres to the listing standards of Nasdaq and the rules of the SEC. The Recovery Policy will require the compensation committee to recoup certain cash and equity incentive compensation paid to or deferred by certain executives in the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws. Under the Recovery Policy, the compensation committee will require recoupment if it determines that compensation received by an executive exceeds the amount of compensation that otherwise would have been received, had it been calculated based on the restated amounts.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025, June 30, 2025 and 2024, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our issued Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this Offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, ownership consists of sole ownership, voting and investment rights, and the business address for each of the following entities or individuals listed is No. 35, Jalan PJS 11/14, Bandar Sunway, 47500, Subang Jaya, Selangor Darul Ehsan, Malaysia.

	Ordinary Shares beneficially held immediately prior to this Offering			Ordinary Shares beneficially held immediately after this Offering
Name of Beneficial Owner	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of issued and outstanding Ordinary Shares	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of issued and outstanding Ordinary Shares(1)
Directors, director nominees, and executive officers*
YONG POI CHING(2)	1,425,000	—	9.50%	[*]	—	[*]
HO PUI LUNG	—	—	—	—	—	—
RAFCHIEK JOSEPH MICHAEL (3)	—	—	—	—	—	—
TEH SENG PIN(3)	—	—	—	—	—	—
TONG KA WAI(3)	—	—	—	—	—	—
LAI KIAN HUAT(3)	—	—	—	—	—	—
Directors, director nominees, and executive officers as a group	1,425,000	—	9.50%	[*]	—	—

5% or greater shareholders
EPHRON INC(4)	[692,000]	10,000,000	[71.28] %	[*]	[*]	[*]%
Ong Chuan Lam(4)	[692,000]	10,000,000	[71.28] %
EYPC INC(2)	1,425,000	—	9.50%
EKLC INC(5)	1,425,000	—	9.50%
Khoo Lay Cheng(5)	1,425,000	—	9.50%

____________

*        upon completion of the Group Reorganization

(1)      Based on [*] Ordinary Shares (including [*] Class A Ordinary Shares and [*] Class B Ordinary Shares) issued and outstanding immediately after the completion of this Offering, assuming the underwriter does not exercise the over-allotment option.

(2)      Ms. Yong Poi Ching, the CEO of the Company, beneficially owns 1,425,000 Class A Ordinary Shares via her direct 100% ownership of EYPC INC, which is a BVI limited company and direct shareholder of the Company.

(3)      Each of the independent director nominees will commence their engagement upon the effectiveness of our registration statement on Form F-1.

(4)      Mr. Ong Chuan Lam, the Controlling Shareholder of the Company, beneficially owns [692,000] Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares via his direct ownership of EPHRON INC, which is a BVI limited company and direct shareholder of the Company. Mr. Ong Chuan Lam entered into a declaration of trust with Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong. Pursuant to a declaration of trust, out of the 10,000 ordinary shares held by EPHRON INC, 837 shares, 668 shares and 577 shares are held on behalf of Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong by Mr. Ong Chuan Lam, respectively. Under the declaration of trust, Mr. Ong Chuan Lam controls over the voting rights attached to the shares of EPHRON INC, while the respective beneficiaries are entitled to the equity interests therein, including associated economic benefits.

(5)      Ms. Khoo Lay Cheng, the spouse of the Controlling Shareholder, beneficially owns 1,425,000 Class A Ordinary Shares via her direct 100% ownership of EKLC INC, which is a BVI limited company and direct shareholder of the Company.

As of the date of this prospectus, none of our issued and outstanding Ordinary Shares are held by record holders in the United States. Save as Mr. Ong Chuan Lam who beneficially owns 10,000,000 Class B Ordinary Shares which entitled him 20 votes per each Class B Ordinary Shares, as compared with 1 vote per each Class A Ordinary Shares, none of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

Before the completion of this Offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Set forth below are the related party transactions of our Group that occurred during the past three fiscal years and up to June 30, 2025, the six months period up to December 31, 2025, and the period from January 1, 2026 up to [*] (the “Latest Practicable Date”).

Nature of relationships with related parties

Name	Relationship with the Group
Mr. Ong Chuan Lam	Controlling shareholder of the Company
Acmalite SDN. BHD.	Mr. Ong was also a shareholder of the related party (he ceased as the shareholder since November 16, 2023)
Davis Group SDN. BHD.	Mr. Ong was also the director and shareholder of the related party
Davis Malaysia SDN. BHD.	Mr. Ong was also the director of the related party
Lotus Power SDN. BHD.	Mr. Ong was also the director of the related party
Sun System Engineering SDN. BHD.	Mr. Ong was also the director of the related party

Related party transactions

Name	Nature	From January 1, 2026 to the Latest Practicable Date	For the six months ended December 31, 2025	For the years ended
				June 30, 2025	June 30, 2024	June 30, 2023
		US$	US$	US$	US$	US$
Transactions presented as “Rental income from operating leases as a lessor – a related party”:
Acmalite SDN. BHD.	Rental income	[*]	—	—	3,198	1,114

Transactions presented as “General and administrative expenses – a related party”:
Davis Group SDN. BHD.	Management fee	[*]	11,461	21,818	20,469	21,381

Transactions presented as “Cost of revenues – related parties”:
Davis Malaysia SDN. BHD.	Purchase	[*]	—	3,209	—	20,645
Sun System Engineering SDN. BHD.	Purchase	[*]	3,992	20,477	15,797	15,575
		[*]	3,992	23,686	15,797	36,220

Transactions presented as “Revenues – a related party”:
Lotus Power SDN. BHD.	Sales	[*]	—	19,545	870	65,506

Accounts receivable and payable to related parties

Name	Nature	As of the Latest Practicable Date	As of December 31, 2025	As of
				June 30, 2025	June 30, 2024	June 30, 2023
		US$	US$	US$	US$	US$
Accounts receivable, net – a related party:
Lotus Power SDN. BHD.	Sales	[*]	—	20,428	—	—
		[*]	—	20,428	—	—

The balance represented the accounts receivable received on behalf by the related party for the Group’s sales of electrical distribution equipment to direct-end user customers.

Name	Nature	As of the Latest Practicable Date	As of December 31, 2025	As of
				June 30, 2025	June 30, 2024	June 30, 2023
		US$	US$	US$	US$	US$
Accounts payable – related parties:
Davis Malaysia SDN. BHD.	Purchases	[*]	—	3,354	—	14,514
Sun System Engineering SDN. BHD.	Purchases	[*]	4,122	8,615	5,232	12,036
		[*]	4,122	11,969	5,232	26,550

The balance represented the accounts payable to the related parties for the Company’s purchase of package substations, transformer housing, feeder pillars and related engineering products from Sun System Engineering Sdn. Bhd.; and cable management systems, metal stamping parts, electrical parts, busbars and related products from Davis Malaysia Sdn. Bhd..

Other Payable

Name	Nature	As of the Latest Practicable Date	As of December 31, 2025	As of
				June 30, 2025	June 30, 2024	June 30, 2023
		US$	US$	US$	US$	US$
Other payable – a related party:
Davis Group SDN. BHD.	Management fee payable	[*]	9,862	9,501	8,475	8,565

Amount due from and due to related parties

Name	Nature	As of the Latest Practicable Date	As of December 31, 2025	As of
				June 30, 2025	June 30, 2024	June 30, 2023
		US$	US$	US$	US$	US$
Amount due from – a related party:
Davis Group SDN. BHD.	Advance to the related party	[*]	449,019	432,423	385,699	543,041
Name	Nature	As of the Latest Practicable Date	As of December 31, 2025	As of
				June 30, 2025	June 30, 2024	June 30, 2023
		US$	US$	US$	US$	US$
Amount due to – the controlling shareholder:
Mr. Ong Chuan Lam	Advance from controlling shareholder	[*]	—	—	53,281	—

As of December 31, 2025, June 30, 2025, 2024 and 2023, the amount from Davis Group SDN. BHD. was unsecured, non-interest bearing and repayable on demand and subsequently fully settled by Davis Group SDN. BHD.. During the six months ended December 31, 2025 and the fiscal years ended June 30, 2025, 2024 and 2023, the largest amount due from Davis Group SDN. BHD. was US$449,019, US$432,423, US$385,699 and US$543,041, respectively. As at the date of this prospectus, the amount due from Davis Group SDN. BHD. is Nil.

As of December 31, 2025, June 30, 2025, 2024 and 2023, the amount due to Mr. Ong Chuan Lam unsecured, non-interest bearing and repayable on demand and subsequently fully settled by us. During the six months ended December 31, 2025 and fiscal years ended June 30, 2025, 2024 and 2023, the largest amount due from Mr. Ong Chuan Lam was Nil, Nil, US$53,281 and Nil, respectively. As at the date of this prospectus, the amount due to Mr. Ong Chuan Lam is Nil.

DESCRIPTION OF ORDINARY SHARES

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Act, and the common law of the Cayman Islands.

As of the date of this prospectus, we are authorised to issue an unlimited number of Class A Ordinary Shares and Class B Ordinary Shares. As of the date of this prospectus, [*] Class A Ordinary Shares and [*] Class B Ordinary Shares are issued and outstanding.

Immediately after the completion of this Offering, we will have [*] Class A Ordinary Shares and [*] Class B Ordinary Shares issued and outstanding, assuming no exercise of their over-allotment option by the underwriters. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Amended and Restated Memorandum and Articles of Association

We have adopted the Amended and Restated Memorandum and Articles. The following are summaries of certain material provisions of our Amended and Restated Memorandum and Articles and the Cayman Islands Act, insofar as they relate to the material terms of our Ordinary Shares.

The following description of our Ordinary Shares and provisions of our Amended and Restated Memorandum and Articles are summaries and are qualified by reference to the Amended and Restated Memorandum and Articles. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. Immediately after the completion of this Offering, we will have [*] Class A Ordinary Shares and [*] Class B Ordinary Shares issued and outstanding, assuming no exercise of their over-allotment option by the underwriters.

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. The Class A Ordinary Shares and the Class B Ordinary Shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions.

Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of Directors subject to the Companies Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called general meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share which such shareholder holds and 20 votes for each Class B Ordinary Share which such shareholder holds. Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares shall vote together as a single class, on all matters that require shareholders’ approval (other than in respect of separate general meetings of the holders of a class or series of shares).

Meetings

We must provide not less than five clear days’ notice of all meetings of shareholders to those persons whose names appear as shareholders in the register of members on the date of the notice is given and are entitled to vote at the meeting. Our board of directors shall call a meeting of the shareholders upon the written request of shareholders holding not less than two-thirds of voting rights. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding not less than two-thirds of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver on his part.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than two-thirds of the votes of Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within half an hour of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day at the same time and place or to such other time and place as the board of directors may determine, and if shareholders representing not less than one-third of the votes of the Ordinary Shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board of directors is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Amended and Restated Memorandum and Articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

General Meetings of Shareholders.    As an exempted company incorporated in the Cayman Islands, we are not required under the Companies Act to convene an annual general meeting of shareholders of the Company each year.

Transfer of Ordinary Shares

Subject to the restrictions set out below, and provided that such transfer complies with applicable rules of the Nasdaq Capital Market, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the Nasdaq Capital Market (if such Ordinary Shares are listed on the Nasdaq Capital Market) or in any other form approved by our board of directors, executed:

(a)     where the Ordinary Share are fully paid, by or on behalf that shareholder; and

(b)    where the Ordinary Share are partly paid, by or on behalf of that shareholder and the transferee

Where the Ordinary Share of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also, but are not required to, decline to register any transfer of any Ordinary Share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four;

•        the Ordinary Shares transferred are fully paid up and free of any lien in favour of our Company; and

•        a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year as our board may determine.

Liquidation

If we are wound up the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)     to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)    to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

Subject to the provisions of the Cayman Islands Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, the Company may by our board of directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of the Company or the shareholder holding those redeemable shares, on the terms and in the manner our board of directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the board of directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which our board of directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of rights of Shares

Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with (a) written consent of holders of not less than two-thirds of the issued shares of that class or (b) with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

•        amend our Amended and Restated Memorandum and Articles to increase or decrease the maximum number of shares we are authorized to issue;

•        subject to our Amended and Restated Memorandum and Articles, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

•        subject to our Amended and Restated Memorandum and Articles, consolidate our authorized and issued shares into a smaller number of shares than our existing number of shares.

Inspection of books and records

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or its corporate records. However, our shareholders may receive our annual audited financial statements. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Amended and Restated Memorandum and Articles authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued Ordinary Shares, to the extent available, from time to time as our board of directors shall determine.

Certain Cayman Islands Company Considerations

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies, and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to a new consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiary does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members or creditors, as the case may be, with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a takeover offer. When a tender offer is made and accepted by holders of not less than 90% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

•        those who control the company are perpetrating a “fraud on the minority”.

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of directors and executive officers and limitation of liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person carrying out the same functions as are carried out by that director in relation to the company. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent

Under the Delaware General Corporation Law (“DGCL”), a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder proposals

Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any rights to requisition a general meeting and do not provide shareholders with any right to put any proposal before a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares which carry in aggregate not less than ten percent of the rights to vote at such general meeting to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative voting

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our articles of association, a director’s office shall be vacated if the director (i) is made bankrupt or makes an arrangement or composition with his creditors generally; (ii) in the opinion of a registered medical practitioner by whom he is being treated, becomes physically or mentally incapable of acting as a director; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board for a continuous period of six months; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our memorandum and articles of association.

Transactions with interested shareholders

The DGCL contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of rights of shares

Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with (i) the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class (ii) written consent of holders holding not less than two-thirds of the issued shares of that class.

Amendment of governing documents

Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there was no established public market for our Ordinary Shares including our Class A Ordinary Shares, and while we intend to apply for approval to have our Class A Ordinary Shares listed on The Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Class A Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of our Class A Ordinary Shares in the public markets after this initial public offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Class A Ordinary Shares currently issued and outstanding will be available for sale immediately after this Offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Class A Ordinary Shares, including Class A Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Class A Ordinary Shares and our ability to raise equity capital in the future.

Upon the Closing Date, we will have [*] issued and outstanding Class A Ordinary Shares and [*] issued and outstanding Class B Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, [*] Class A Ordinary Shares will be publicly held by investors participating in this Offering assuming that the underwriters do not exercise their over-allotment option, and Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Class A Ordinary Shares sold in this Offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares issued and outstanding prior to this Offering are restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Ordinary Shares for at least six months, and any affiliate of the Company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a seller may sell an unlimited number of restricted securities under Rule 144 if:

•        the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•        we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•        we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three month period only that number of securities that does not exceed the greater of either of the following:

•        1% of the number of our Class A Ordinary Shares then issued and outstanding, which will equal approximately [*] Class A Ordinary Shares immediately after the Closing Date based on the number of Ordinary Shares issued and outstanding as of December 31, 2025; or

•        the average weekly trading volume of our Class A Ordinary Shares in the form of Class A Ordinary Shares on The Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers, or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements as described below and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

All of our directors, executive officers, and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed, subject to limited exceptions, not to offer; pledge; announce the intention to sell; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 180 days after the Closing Date. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

The following summary of the material Cayman Islands, Malaysia, and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local, and other tax laws. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. Potential investors should consult their tax advisers regarding Malaysia, United States federal, state and local, and non-U.S. tax consequences of owning and disposing of our Class A Ordinary Shares in their particular circumstances.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

We have been advised by Ogier, our Cayman Islands legal counsel in their opinion that, payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

We have been advised by Ogier, our Cayman Islands legal counsel in their opinion that, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Malaysia Taxation

Income tax in Malaysia is governed by the Income Tax Act 1967 (“ITA”) and administered by the Inland Revenue Board of Malaysia (“IRB”). Pursuant to Section 3 of the ITA, income tax is chargeable for each year of assessment on income accruing in or derived from Malaysia, or received in Malaysia from outside Malaysia. A company is regarded as tax resident in Malaysia under Section 8 of the ITA if its management and control are exercised in Malaysia, typically determined by the location where directors’ meetings are held.

Income tax payable by resident companies varies according to the amount of the relevant company’s paid up capital and its annual sale in relation to the particular assessment year (“YA”):

Types of company	Chargeable Income	Tax rate YA 2025
Resident company (other than company described below)		24%
Resident company: with paid-up capital of RM2.5 million or less, and gross business income of not more than RM50 million are taxed at the following scale rates:	First RM 150,000.00 RM 150,001.00 to RM 600,000.00 In excess of RM 600,000.00	15% 17% 24%
Non-Resident company		24%

In the meantime, Non-Resident company (being a company whose management and control are not exercised in Malaysia and does not fall within the ambit of Section 8 of the ITA) are taxed based on the following rates:

Type of Income	Rate
Business income	24%
Royalties	10%
Rental of moveable properties	10%
Advice, assistance or services rendered in Malaysia	10%
Interest	15%
Interest (paid to non-resident by a bank or a finance company)	Exempt
Dividends (single-tier)	Exempt
Other income	10%
Film production by foreign companies	0 – 10%

Foreign-Sourced Income

Malaysia adopts a territorial principle of taxation, under which only income accruing in or derived from or received in Malaysia from outside Malaysia is subject to income tax in Malaysia pursuant to Section 3 of the ITA. Previously, “income received in Malaysia from outside Malaysia” or “foreign-sourced income” (“FSI”) received by Malaysian taxpayers is not taxable due to the availability of tax exemption under Paragraph 28, Schedule 6 of the ITA (“Para 28”). This exemption is applicable to any person other than a resident company carrying on the business of banking, insurance, or sea or air transport, in respect of income derived from sources outside Malaysia and received in Malaysia, pursuant to Para 28.

On October 29, 2021, however, the Malaysian government announced via the Budget 2022 that the exemption under Para 28 will no longer be applicable to tax residents, effective from January 1, 2022 onwards. Therefore, income tax will be imposed on resident persons in Malaysia on income derived from foreign sources and received in Malaysia with effect from January 1, 2022. Such income will be treated equally vis-à-vis income accruing in or derived from Malaysia and taxable under Section 3 of the ITA. In short, a summary of the tax treatments for the income of a person in Malaysia are as follows:

Income Derived From	Income Received In	From January 1, 2022
Malaysia	Malaysia	Taxable
Malaysia	Malaysia	Taxable
Overseas	Malaysia	Taxable, subject to statutory exemptions
Overseas	Overseas	Generally not taxable unless remitted

Notwithstanding the general taxability of FSI from January 1, 2022, the following exemptions are available to qualifying resident taxpayers pursuant to the Income Tax (Exemption) (No. 5) Order 2022 [P.U.(A) 234] (“Order 234”) and the Income Tax (Exemption) (No. 6) Order 2022 [P.U.(A) 235] (“Order 235”), both gazetted on July 19, 2022 and effective from January 1, 2022.

(i) Resident Individuals (Order 234)

All categories of FSI received in Malaysia by a resident individual are exempt from income tax, except for income received through a partnership business in Malaysia, which falls under Order 235. The exemption is conditional on the FSI having been subjected to tax in the country of origin. Pursuant to the Finance Act 2024, this exemption has been extended and is now effective until December 31, 2036.

(ii) Resident Companies, Limited Liability Partnerships, and Individuals with Partnership Business Income (Order 235)

For resident companies, limited liability partnerships (“LLPs”), and individuals earning income through a partnership business in Malaysia, the exemption is limited to foreign-sourced dividend income only. To qualify, the taxpayer must satisfy at least one of the following conditions, pursuant to the IRB’s updated guidelines effective June 20, 2024:

•        The dividend income must have been subjected to tax in the foreign jurisdiction and the headline tax rate in that jurisdiction must be at least 15% (the “participation exemption” condition); or

•        The company, LLP, or partnership must demonstrate adequate economic substance in Malaysia, in the form of adequate employees, expenditure, and premises (the “economic substance” condition).

Pursuant to Order 235, the exemption is limited for the period from January 1, 2022 to December 31, 2026.

Pursuant to the Malaysian Budget for the financial year 2026 as tabled by the Minister of Finance on October 10, 2025 (“Budget 2026”), which are subject to enactment and gazetting of the subsidiary legislation, this exemption is proposed to be extended to December 31, 2030. As at the date of this prospectus, the relevant legislation implementing this proposal has not been gazetted.

(iii) Gains from Disposal of Foreign Capital Assets

Separately, resident companies, LLPs, cooperative societies, and trust bodies are also exempt from income tax on gains from the disposal of capital assets situated outside Malaysia (excluding intellectual property rights) received in Malaysia, subject to the economic substance condition. Pursuant to Income Tax (Exemption) Order (No. 3) 2024 [P.U.(A) 75/2024), the exemption is limited to gains or profits from the disposal of capital asset arising from outside Malaysia which is received in Malaysia for the period from January 1, 2022 to December 31, 2026.

Pursuant to Budget 2026, which are subject to enactment and gazetting of the subsidiary legislation, this exemption is proposed to be extended to December 31, 2030. As at the date of this prospectus, the relevant legislation implementing this proposal has not been gazetted. The updated exemption periods pursuant to Budget 2026 are summarised as follows:

Taxpayer Category	FSI Categories Exempt	Exemption Period
Resident individuals (excluding partnership business income)	All categories of FSI	January 1, 2022 – December 31, 2036
Resident companies, LLPs, cooperative societies, trust bodies	Foreign-sourced dividends income	January 1, 2022 – December 31, 2030
Resident companies, LLPs, cooperative societies, trust bodies	Gains from disposal of foreign capital assets (excluding intellectual property rights)	January 1, 2022 – December 31, 2030
Individuals with income via partnership business in Malaysia	Foreign-sourced dividends income	January 1, 2022 – December 31, 2030

Profit Distribution and Withholding Tax

We are a holding company incorporated in Cayman Islands and we gain substantial income by way of dividends to be paid to us from our operating subsidiary in Malaysia.

Malaysia operates a single-tier tax system under which income tax imposed on a company’s chargeable income is final, and dividends distributed by Malaysian companies are generally exempt from tax in the hands of shareholders. However, with effect from January 1, 2025, resident individuals in Malaysia are subject to income tax at the rate of 2% on annual dividend income exceeding RM100,000.00, pursuant to the Finance Act 2024. This dividend tax applies only to the excess above RM100,000 and does not affect the tax-exempt status of dividends generally, nor does it apply to companies or non-resident shareholders. Accordingly, companies are not required to deduct tax from dividends paid, and no tax credits are available to offset against the recipient’s tax liability.

Corporate shareholders receiving exempt dividends may further distribute such dividends to their own shareholders, who will likewise be exempt on such receipts. While Malaysia imposes withholding tax on certain payments such as interest, royalties, contract payments, and special classes of income, no withholding tax is imposed on dividends, in addition to tax on the profits out of which such dividends are declared.

This position is consistent with Malaysia’s domestic tax law and its network of double taxation agreements, including those concluded with the United States. Accordingly, dividends paid by Malaysian companies to non-residents are not subject to withholding tax. In view of the above, we believe that dividends which will be paid to us from our operating subsidiary in Malaysia will not be subject to any withholding tax.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares.

generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        our Company’s officers or directors;

•        holders who are not U.S. Holders;

•        holders that actually, indirectly, or constructively own 5% or more of (i) the total combined voting power of all classes of our Company’s shares that are entitled to vote or (ii) the total value of all classes of our Company’s shares; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, backup withholding or alternative minimum tax consequences.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of our Class A Ordinary Shares who is or is treated as, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (1) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (2) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our Class A Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Class A Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Class A Ordinary Shares.

Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we may be considered as a PFIC. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. We do not currently intend to perform the analysis necessary to determine PFIC status, and there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Class A Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime,” regardless of whether we remain a PFIC, upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A Ordinary Shares, and (ii) any gain realized on a sale, exchange or other disposition, including a pledge, of our Class A Ordinary Shares. Under the PFIC excess distribution regime,

•        the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Class A Ordinary Shares;

•        the amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is realized) and any year prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxed as ordinary income earned in the current taxable year;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year; and

•        an additional tax equal to the interest charge, generally applicable to underpayments of tax, will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Class A Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Class A Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Class A Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Class A Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and one of our non-United States subsidiary is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiary that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiary that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiary.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Class A Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Class A Ordinary Shares. An electing U.S. Holder generally would (i) include as ordinary income each year, the excess, if any, of the fair market value of our Class A Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Class A Ordinary Shares, and (ii) deduct as an ordinary loss each year, the excess, if any, of the adjusted tax basis of such Class A Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Class A Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Class A Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Class A Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our Class A Ordinary Shares will be marketable stock as long as they remain listed on The Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Class A Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiary. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Class A Ordinary Shares.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” (“QEF”) election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Class A Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Class A Ordinary Shares of a PFIC.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our Class A Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Class A Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Class A Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a “qualified foreign corporation,” and therefore the reduced capital gains tax rate described above will not apply.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Class A Ordinary Shares that are readily tradable on an established securities market in the United States.

Taxation of Sale, Exchange or Other Disposition of Our Class A Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Class A Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Class A Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Class A Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Class A Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets) relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our Class A Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Class A Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Class A Ordinary Shares under the laws of their country of citizenship, residence or domicile.

UNDERWRITING

We expect to enter into an underwriting agreement with Sutter Securities, Inc., as representative of the several underwriters named therein (the “Representative”), with respect to the Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Ordinary Shares as indicated below.

Underwriters	Number of Ordinary Shares
Sutter Securities, Inc.	[•]
Boustead Securities, LLC	[•]
Total	[•]

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if they purchase any of the Ordinary Shares. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ option to purchase additional Ordinary Shares described below.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of [    ] additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.

Underwriting Discounts and Expenses

The underwriters have advised us that they propose to offer the Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. The underwriters may allow, and certain dealers may reallow, a discount from the concession to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Ordinary Shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price	$	$	$
Underwriting discount(1)	$	$	$
Proceeds to us, before expenses	$	$	$

____________

(1)      Represents an underwriting discount equal to 6.0% per share. The fees do not include the Representative’s expense reimbursement provisions described below. Underwriting discounts to be paid by us are calculated based on the assumption that no investors in this offering are introduced by us.

We have agreed to pay expenses relating to the offering, including but not limited to: (i) the cost of any due diligence and other expenses incurred prior to the completion of this Offering; (ii) all reasonable and documented fees and expenses for conducting a net road show presentation; (iii) the reasonable and documented fees and disbursements of the Representative’s counsel; and (iv) background checks of the Company’s officers and directors, provided that the actual accountable expenses of the Representative shall not exceed $260,000. We are required to supply the Representative and its counsel, at our cost, with a reasonable number of bound volumes of the offering materials within a reasonable time after the closing of this offering as well as commemorative tombstones.

We paid an expense deposit of $40,000 to the Representative upon the execution of letter of intent between us and the Representative. We will pay an additional $40,000 upon the initial filing of the Company’s registration statement with the SEC. Upon the closing of this offering, we will pay an additional $180,000 to the Representative. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be $[    ] including a maximum aggregate reimbursement of $260,000 of Representative’s accountable expenses.

In addition, we agreed, during the engagement period of the Representative or until the consummation of this offering, whichever is earlier, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of the securities without the written consent of the Representative, provided that the Representative is reasonably proceeding in good faith with preparation for this offering. Until the Underwriting Agreement is signed, we or the Representative may at any time terminate its further participation in this offering for any reason whatsoever, and we agree to reimburse the Representative for its actual reasonable accountable out-of-pocket expenses, up to a maximum of $260,000.

Right of First Refusal

The Representative has the right of first refusal for the longer of one (1) year following the consummation of this offering or the termination or expiration (other than termination for Cause, as defined below) of the engagement with the Representative to act as sole investment banker, sole book-runner, sole placement agent, sole advisor, exclusive financial advisor and/or joint financial advisor on at least equal economic terms including but not limited to any public or private offerings (debt or equity), mergers, business combinations, recapitalizations, or sale of some or all of the equity or assets of the Company and any other financial transaction, whether in conjunction with another advisor, broker-dealer or on the Company’s own volition (collectively, “Future Services”). In the event that we notify the Representative of our intention to pursue an activities that would enable the Representative to exercise their Right of First Refusal to provide Future Services, the Representative shall notify us of their election to provide such Future Services, including notification of the compensation and other terms to which the Representative claims to be entitled, within thirty (30) days of written notice by us. The Representative will be compensated consistent with the engagement agreement with the Representative, unless we mutually agree otherwise in writing with the Representative. If the Representative fails to accept in writing any such proposal within thirty (30) days after receipt of a written notice from us containing such proposal, the Representative will have no claim or right with respect to any such sale contained in any such notice. If, thereafter, such proposal is modified in any material respect, we will adopt the same procedure as with respect to the original proposed public of private sale, and the Representative shall have the right of first refusal with respect to such revised proposal as set forth above. “Cause,” for the purpose of Underwriting Agreement shall mean, as an uncured material breach of the Underwriting Agreement by the Representative or a material failure by the Representative to provide the underwriting services contemplated under the Underwriting Agreement. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering.

Tail Fee

We have also agreed to pay the Representative a tail fee equal to the cash compensation in this offering, subject to certain exceptions, with respect to any offering of our securities to the extent such financing or capital is provided to us or our affiliates by investors whom were introduced to us by the Representative during their engagement period for a period of twelve months following the earlier of the expiration or termination of our engagement with the Representative, provided this provision shall not have a duration of more than three years from the commencement of sales of this offering.

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

We and each of our directors, officers and shareholders that hold 5% or more of our outstanding Ordinary Shares have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares for a period of 180 days from the date the Ordinary Shares first trades on the Nasdaq pursuant to the underwriting agreement without the prior written consent of the Representative. These lock-up agreements provide for limited exceptions and their restrictions may be waived at any time by the Representative.

Nasdaq Listing

[We intend to have our Ordinary Shares listed on Nasdaq under the symbol “[    ]”. We will not consummate this offering unless our Ordinary Shares are approved for listing on Nasdaq.] There is no established public trading market for the Ordinary Shares and there is no assurance that a market will develop.

Determination of Offering Price

The initial public offering price was determined by negotiations between us and the Representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. We offer no assurances that the initial public offering price will correspond to the price at which the Ordinary Shares will trade in the public market subsequent to the offering or that an active trading market for the Ordinary Shares will develop and continue after the offering.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically.

The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriters under option to purchase additional Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriters may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia.    This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

Canada.    The Ordinary Shares may not be offered, sold, or distributed, directly or indirectly, in any province or territory of Canada other than the provinces of Ontario and Quebec or to or for the benefit of any resident of any province or territory of Canada other than the provinces of Ontario and Quebec, and only on a basis that is pursuant to an exemption from the requirement to file a prospectus in such province, and only through a dealer duly registered under the applicable securities laws of such province or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands.    This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The Representative has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Ordinary Shares to any member of the public in the Cayman Islands.

European Economic Area.    In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the Ordinary Shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the Ordinary Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Ordinary Shares to the public in that Relevant Member State at any time,

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•        to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

•        in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of Ordinary Shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of Ordinary Shares to the public” in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe the Ordinary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.    The Ordinary Shares may not be offered or sold in Hong Kong by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Malaysia.    The shares have not been and may not be approved by the Securities Commission Malaysia (“SC”), and this document has not been and will not be registered as a prospectus with the SC under the Malaysian Capital Markets and Services Act 2007 (“CMSA”). Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the CMSA. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Japan.    The Ordinary Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and Ordinary Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC, and the Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Ordinary Shares may not be circulated or distributed, nor may our Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

United Kingdom.    An offer of the Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

Israel.    This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks; portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, that are expected to be incurred in connection with the sale of Class A Ordinary Shares in this Offering. With the exception of the registration fee payable to the SEC, The Nasdaq Capital Market listing fee, and the filing fee payable to FINRA, all amounts are estimates.

SEC registration fee	US$
The Nasdaq Capital Market listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Transfer agent and registrar fee and expenses	US$
Miscellaneous expenses	US$
Total	US$

____________

*        To be completed by amendment.

LEGAL MATTERS

We are being represented by CFN Lawyers LLC with respect to certain legal matters of U.S. federal securities law. The validity of our Class A Ordinary Shares and certain other matters of Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Legal matters as to Malaysia law will be passed upon for us by Darryl, Edward & Co.. The underwriters are being represented by Loeb & Loeb LLP, with respect to legal matters of United States federal and New York State law.

EXPERTS

The consolidated financial statements as of June 30, 2025 and 2024 and for each of the fiscal years then ended, included in this prospectus have been so included in reliance on the report of AOGB CPA Limited, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing. The office of AOGB CPA Limited is located at Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers and the Cayman Islands experts named in this prospectus, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed [    ] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is [    ].

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of the securities laws of the United States or any state in the United States; and (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Ogier, that there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., however, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment without any re-examination or re-litigation of matters adjudicated upon, provided such judgment (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; (v) was not obtained by fraud; and (vi) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Darryl, Edward & Co., our counsel as to Malaysian law has advised us that there is currently no statutes, treaties, or other forms of reciprocity between Malaysia and the United States, as such, judgments of United States courts will not be directly enforced in Malaysia. Under Malaysian laws, a foreign judgment must first be recognized by a Malaysian court either under applicable Malaysian laws or in accordance with common law principles. The judgment must first be recognized by a Malaysian court either under applicable Malaysian laws or in accordance with common law principles. For Malaysian courts to accept the jurisdiction for recognition of a foreign judgment, the foreign country where the judgment is made must be a reciprocating country expressly specified and listed in the Reciprocal Enforcement of Judgments Act 1958 (which governs foreign monetary judgments), Maintenance Orders (Facilities for Enforcement) Act 1949 (which governs foreign maintenance and periodical payment orders) or Probate and Administration Act 1959 (which governs foreign grants of probate and letters of administration). Each statute applies only to orders and judgments made in or granted from the countries expressly listed thereunder. As the United States is not one of the countries specified under the statutory regime where a foreign judgment can be recognized and may only be enforced in Malaysia pursuant to common law principles by commencing fresh proceedings in a Malaysian court. The requirements for a foreign judgment to be recognized and enforceable in Malaysia are: (i) the judgment must be a monetary judgment; (ii) the foreign court must have had jurisdiction accepted by a Malaysian court; (iii) the judgment was not obtained by fraud; (iv) the enforcement of the judgment must not contravene public policy in Malaysia; (v) the proceedings in which the judgment was obtained were not opposed to natural justice; and (vi) the judgment must be final and conclusive.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this Offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

LPC LIMITED
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of LPC Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of LPC Limited (the “Company”) and its subsidiaries (together the “Group”) as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong
March 31, 2026, except for Notes 1, 2 and 14, as to which the date is June 18, 2026.

We have served as the Group’s auditor since 2025.

LPC LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars, except for number of shares)

	As of
	June 30, 2025	June 30, 2024
	US$	US$
ASSETS
Current assets
Inventories, net	3,098,351	2,773,585
Accounts receivable, net – third parties	3,538,176	1,902,816
Accounts receivable, net – a related party	20,428	—
Deposits paid and prepayment	247,756	16,727
Other receivables – current	28,166	94,415
Amount due from a related party	432,423	385,699
Contract assets	427,422	—
Cash and cash equivalents	3,417,353	3,014,563
Total current assets	11,210,075	8,187,805

Non-current assets
Property, plant and equipment, net	6,882,609	6,261,034
Leasehold interests in land, net	2,270,969	2,056,985
Intangible assets, net	2,045	381
Bank owned life insurances	42,523	—
Equity method investment	51,415	44,569
Other receivables – non-current	35,629	52,966
Total non-current assets	9,285,190	8,415,935
TOTAL ASSETS	20,495,265	16,603,740

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable – third parties	4,603,533	3,306,083
Accounts payable – related parties	11,969	5,232
Deposits received, accrued expenses and other payables	18,884	17,394
Other payables – a related party	9,501	8,475
Bank borrowings	6,353,615	6,470,038
Hire purchase liabilities – current	16,602	24,420
Contract liabilities	318,159	64,831
Tax payable	169,272	40,875
Amount due to the controlling shareholder	—	53,281
Total current liabilities	11,501,535	9,990,629

Non-current liabilities
Hire purchase liabilities – non-current	38,795	49,357
Deferred tax liabilities	3,436	2,862
Deposits received – non-current	72,178	58,375
Total non-current liabilities	114,409	110,594
TOTAL LIABILITIES	11,615,944	10,101,223

Commitments and contingencies (Note 20)

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares, US$0.0001 par value per share, 450,000,000 shares authorized, 5,000,000 shares and 5,000,000 shares issued and outstanding as of June 30, 2025 and 2024*	500	500
Class B Ordinary Shares, US$0.0001 par value per shar, 50,000,000 shares authorized, 10,000,000 shares and 10,000,000 shares issued and outstanding as of June 30, 2025 and 2024*	1,000	1,000
Additional paid-in capital	238,759	238,759
Subscription receivables	(1,500)	(1,500)
Retained earnings	7,656,983	6,136,288
Accumulated other comprehensive income	983,579	127,470
Total shareholders’ equity	8,879,321	6,502,517
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,495,265	16,603,740

____________

*        Retroactively restated for effect of share recapitalization and re-designation (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

LPC LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts in U.S. dollars, except for number of shares)

	For the years ended
	June 30, 2025	June 30, 2024
	US$	US$
REVENUES
Sales of electrical distribution equipment – third parties	10,760,420	10,140,234
Sales of electrical distribution equipment – a related party	19,545	870
Revenue from supply, completion, testing and commissioning of electrical distribution equipment – third parties	13,123,636	1,542,678
Total revenues	23,903,601	11,683,782

COST OF REVENUES
Cost of revenues – third parties	(20,432,978)	(10,108,792)
Cost of revenues – related parties	(23,686)	(15,797)
Total cost of revenues	(20,456,664)	(10,124,589)

GROSS PROFIT	3,446,937	1,559,193

OPERATING EXPENSES
Selling and marketing expenses	(259,060)	(179,483)
General and administrative expenses – third parties	(859,188)	(712,378)
General and administrative expenses – a related party	(21,818)	(20,469)
Total operating expenses	(1,140,066)	(912,330)

INCOME FROM OPERATIONS	2,306,871	646,863

OTHER (EXPENSES) INCOME, NET
Rental income from operating leases as lessor – third parties	292,396	331,104
Rental income from operating leases as lessor – a related party	—	3,198
Other income	45,953	22,409
Finance costs	(354,120)	(303,357)
Total other (expenses) income, net	(15,771)	53,354

OTHER GAIN (LOSS), NET
Share of gain (loss) of an equity method investee	1,385	(889)
Decrease in cash surrender value of bank owned life insurances	(16,132)	—
Other loss, net	(97)	(413)
Gain on disposal of property, plant and equipment	25,000	—
Total other gain (loss), net	10,156	(1,302)

INCOME BEFORE INCOME TAX EXPENSE	2,301,256	698,915
Income tax expense	(644,100)	(276,359)
NET INCOME	1,657,156	422,556

OTHER COMPREHENSIVE INCOME (EXPENSE)
Foreign currency translation adjustment	856,109	(68,007)
TOTAL COMPREHENSIVE INCOME	2,513,265	354,549

Basic and diluted earnings per share attributable to ordinary shareholders*
Class A Ordinary Shares	0.11	0.03
Class B Ordinary Shares	0.11	0.03

Basic and diluted weighted average number of ordinary shares outstanding*
Class A Ordinary Shares	5,000,000	5,000,000
Class B Ordinary Shares	10,000,000	10,000,000

____________

*        Retroactively restated for effect of share recapitalization and re-designation (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

LPC LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in U.S. dollar, except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Subscription receivables	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
	Number of shares*	Amount	Number of shares*	Amount
		US$		US$	US$	US$	US$	US$	US$
Balance as of July 1, 2023	5,000,000	500	10,000,000	1,000	238,759	(1,500)	5,809,749	195,477	6,243,985
Net income	—	—	—	—	—	—	422,556	—	422,556
Dividend declared and paid	—	—	—	—	—	—	(96,017)	—	(96,017)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(68,007)	(68,007)
Balance as of June 30, 2024	5,000,000	500	10,000,000	1,000	238,759	(1,500)	6,136,288	127,470	6,502,517
Net income	—	—	—	—	—	—	1,657,156	—	1,657,156
Dividend declared and paid	—	—	—	—	—	—	(136,461)	—	(136,461)
Foreign currency translation adjustment	—	—	—	—		—	—	856,109	856,109
Balance as of June 30, 2025	5,000,000	500	10,000,000	1,000	238,759	(1,500)	7,656,983	983,579	8,879,321

____________

*        Retroactively restated for effect of share recapitalization and re-designation (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

LPC LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. dollars)

	For the years ended
	June 30, 2025	June 30, 2024
	US$	US$
Cash flows from operating activities
Net income	1,657,156	422,556
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	135,961	134,030
Amortization of leasehold interests in land	33,679	31,596
Amortization of intangible assets	257	206
Share of gain (loss) of an equity method investee	(1,385)	889
Decrease in cash surrender value of bank owned life insurances	16,132	—
Provision (reversal) of allowance for credit loss on accounts receivable	41,683	(10,079)
Provision of allowance for slow-moving and obsolete inventories	92,250	56,791
Deferred income taxes	217	674
Gain on disposal of property, plant and equipment	(25,000)	—
Change in operating assets and liabilities:
Inventories, net	(81,508)	(788,904)
Accounts receivable, net – third parties	(1,385,872)	976,777
Accounts receivable, net – a related party	(19,546)	5
Deposits paid and prepayment	(231,029)	113,901
Other receivables, net	88,977	(28,700)
Contract assets	(408,965)	—
Accounts payable – third parties	858,219	936,954
Accounts payable – related parties	5,839	(21,172)
Deposits received, accrued expenses and other payables	5,850	(2,190)
Contract liabilities	234,874	29,160
Tax payable	118,115	(37,982)
Amount due to the controlling shareholder	(57,156)	(18,230)
Net cash provided by operating activities	1,078,748	1,796,282

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	25,000	—
Purchase of property, plant and equipment	(4,985)	(387,369)
Purchase of intangible assets	(1,805)	(128)
Purchase of bank owned life insurances	(56,818)	—
Repayment from a related party	—	152,559
Net cash used in investing activities	(38,608)	(234,938)

Cash flows from financing activities
Dividend paid to a subsidiary’s shareholders prior to the Group Reorganization	(136,461)	(96,017)
Principal payment of hire purchase liabilities	(26,138)	(22,717)
Proceeds from hire purchase liabilities	—	59,701
Repayment of bank borrowings	(918,150)	(262,195)
Proceeds from bank borrowings	56,818	426,439
Net cash (used in) provided by financing activities	(1,023,931)	105,211

Net changes in cash and cash equivalents	16,209	1,666,555
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	3,014,563	1,373,769
Effect of exchange rate change on cash and cash equivalents	386,581	(25,761)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	3,417,353	3,014,563

Supplemental cash flow information:
Cash received for interest income	354,120	303,357
Cash paid for interest expenses	(45,952)	(19,260)
Cash paid for income taxes	(525,767)	(313,667)

The accompanying notes are an integral part of these consolidated financial statements.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

LPC Limited (the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands on February 25, 2026. The Company’s registered office is Aegis International (Cayman) Limited, of Governors Square, 2nd Floor Block and Unit 3-212A, West Bay Road, Cayman Islands and the principal place of business is at No. 35 Jalan PJS 11/14, Bandar Sunway 47500, Subang Jaya, Selangor Darul Ehsan, Malaysia. It is a holding company with no business operation.

Lotus Synergy Inc (“Lotus Synergy”) is a wholly owned subsidiary of the Company and is a limited liability company incorporated in the British Virgin Islands (“BVI”) on February 23, 2026. It is an investment holding company with no business operation.

Lotus Power Corporation (M) SDN. BHD. (“Lotus Power”) is a wholly owned subsidiary of Lotus Synergy and is a limited liability company incorporated and domiciled in Malaysia on August 24, 1985. Lotus Power is principally involved in supplying electrical distribution equipment.

Dowell Land. SDN. BHD. (“Dowell Land”) is a wholly owned subsidiary of the Lotus Power and was a limited liability company incorporated and domiciled in Malaysia on May 17, 2021. Dowell Land had not commenced business since the date of its incorporation and dissolved on October 14, 2024.

Reorganization

Before the group reorganization (the “Group Reorganization”), Lotus Power was owned 73.2% by Mr. Ong Chuan Lam (“Mr. Ong”), 10.8% by Mr. Chua Chau Chum, 8.6% by Miss Ng Yok Mooi and 7.4% by Mr. Kok Kim Cheong.

On November 30, 2025 and January 10, 2026, the board of directors of Lotus Power, declared an interim dividend of US$71,310 and US$37,009 and paid on December 31, 2025 and February 14, 2026, respectively. The transactions were accounted for as a reduction of retained earnings of the subsidiary prior to the Group Reorganization.

Pursuant to the Group Reorganization to rationalize the structure of the Company and its subsidiaries in preparation for the listing of the shares, the Company becomes the holding company of Lotus Power via Lotus Synergy. To prepare for this offering, the Company underwent the reorganization with the following steps:-

Step 1 Incorporation of Lotus Synergy

On February 23, 2026, Lotus Synergy Inc was incorporated under the laws of the BVI and wholly owned by Mr. Ong.

Step 2 Incorporation of EPHRON INC

On February 23, 2026, EPHRON INC was incorporated under the laws of the BVI with the intention to become the holding vehicle for Mr. Ong.

Step 3 Incorporation of EKLC INC

On February 23, 2026, EKLC INC was incorporated under the laws of the BVI with the intention to become the holding vehicle for Ms. Khoo Lay Cheng.

Step 4 Incorporation of EYPC INC

On February 23, 2026, EYPC INC was incorporated under the laws of the BVI with the intention to become the holding vehicle for Ms. Yong Poi Ching.

Step 5 Incorporation of LPC Limited

LPC Limited was incorporated under the laws of the Cayman Islands on February 25, 2026 as an exempted company with limited liability, with the intention to become the issuer of this offering. The authorized share capital of LPC Limited was US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each. Upon incorporation, Aegis International (Cayman) Limited being the initial subscriber of LPC Limited, held 1 ordinary share in issue and outstanding which was then transferred to Mr. Ong on February 25, 2026.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization (cont.)

Step 6 Shares transfer

On March 4, 2026, Mr. Ong transferred his 100% ordinary share of Lotus Synergy to LPC Limited at nil consideration.

Step 7 Shares allotment and share re-designation

On March 4, 2026, the sole director of the Company, Mr. Ong, passed a director resolution to issue and allot an aggregate of 14,999,999 ordinary shares to the sole shareholder. Accordingly, Mr. Ong holds 15,000,000 ordinary shares of the Company.

On March 4, 2026, the sole director and sole shareholder of the Company has approved that, (i) the re-designation the authorized ordinary shares of par value of US$0.0001 each of 450,000,000 ordinary shares into class A ordinary shares (“Class A Ordinary Shares”) and 50,000,000 authorized ordinary shares into class B ordinary shares (“Class B Ordinary Shares”) on a one-for-one basis, and (ii) the re-designation of 5,000,000 and 10,000,000 ordinary shares held by Mr. Ong into Class A Ordinary Shares and Class B Ordinary Shares on a one-for-one basis, respectively. In respect of the matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty votes per share.

Step 8 Shares transfer

On March 4, 2026, Mr. Ong transferred his (i) 2,150,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to EPHRON INC; (ii) 1,425,000 Class A Ordinary Shares to EKLC INC; and (iii) 1,425,000 Class A Ordinary Shares EYPC INC at nil consideration.

Step 9 Shares allotment

On March 4, 2026, the sole director and sole shareholder of EPHRON INC, Mr. Ong, passed a director resolution to issue and allot an aggregate of 9,999 ordinary shares to the sole shareholder. Accordingly, Mr. Ong holds 10,000 ordinary shares of EPHRON INC. On the same date, Mr. Ong entered into a declaration of trust with Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong. Pursuant to a declaration of trust, out of the 10,000 ordinary shares held by EPHRON INC, 837 shares, 668 shares and 577 shares are held on behalf of Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong by Mr. Ong, respectively. Under the declaration of trust, Mr. Ong controls over the voting rights attached to the shares of EPHRON INC, while the respective beneficiaries are entitled to the equity interests therein, including associated economic benefits.

Following the above transfers and the execution of the declaration of trust, Mr. Ong directly owned 79.18% of the ordinary shares of EPHRON INC. and indirectly owned 64.13% of the ordinary shares of LPC Limited.

Step 10 Shares transfer

On March 4, 2026, the transfer of shares of Lotus Power from Mr. Ong, Mr. Chua Chau Chum, Miss Ng Yok Mooi and Mr. Kok Kim Cheong to Lotus Synergy was completed.

The Company and its subsidiaries (collectively referred to as the “Group”), is effectively controlled by the controlling shareholder before and after the Group Reorganization, and therefore the Group Reorganization is considered as a reorganization of entities under common control. The consolidation of the Company and its subsidiaries have been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of operations and comprehensive income, consolidated statements of shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the two-year period ended June 30, 2025, or since the respective dates of incorporation/establishment of the relevant entity. The consolidated balance sheets as of June 30, 2025 and 2024 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant date of financial position as if the current group structure had been in existence at those dates.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization (cont.)

After the Group Reorganization, details of the Company and its subsidiaries (collectively the “Group”) as of June 30, 2025 and 2024 are set out in the table as follows:

Name	Date of incorporation	Percentage of effective ownership		Place of incorporation	Principal activities
		2025	2024
LPC Limited (the Company)	February 25, 2026	N/A	N/A	Cayman Islands	Investment holdings
Directly held by the Company:
Lotus Synergy Inc (“Lotus Synergy”)	February 23, 2026	100%	100%	British Virgin Islands	Investment holdings
Indirectly held by the Company:
Lotus Power Corporation (M) SDN. BHD. (“Lotus Power”)	August 24, 1985	100%	100%	Malaysia	Supplying electrical distribution equipment
Dowell Land. SDN. BHD. (“Dowell Land”)*	May 17, 2021	N/A	100%	Malaysia	Dormant

____________

*        The subsidiary was dissolved on October 14, 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principals of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements presented herein represent the consolidated financial statements of the Company and its subsidiaries. A subsidiary is an entity (including a structured entity), directly and indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Company and its subsidiaries are eliminated in consolidation.

Functional Currency and Foreign Currency Translation and transaction

The Group’s consolidated financial statements are reported using United States Dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiary in BVI are US$ and its subsidiaries in Malaysia are Malaysian Ringgit (“MYR”), which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other (expense) income, net, in the accompanying consolidated statements of operations and comprehensive income in the period incurred.

The financial statements of the Malaysia subsidiaries are translated from the functional currency to the reporting currency, the US$. The Group uses the average exchange rate for the years and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Equity accounts other than earnings generated in current year are translated into US$ at the appropriate historical rates. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Functional Currency and Foreign Currency Translation and transaction (cont.)

The Group’s assets and liabilities are translated into US$ from MYR at year-end exchange rates for the Malaysia subsidiaries with functional currencies denominated in MYR. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	As of June 30,
	2025	2024
Balance sheet items, except for equity accounts	US$1 = MYR4.21	US$1 = MYR4.72
	For the years ended June 30,
	2025	2024
Items in consolidated statements of operations and cash flows	US$1 = MYR4.40	US$1 = MYR4.69

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, provision for slow-moving and obsolete inventories, the allowance for credit loss of accounts receivable, and useful life and impairment of long-lived assets. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of accounts receivable, net, other receivables, refundable deposits paid, amount due from a related party, cash and cash equivalents, accounts payable, refundable deposits received and other payables, bank borrowings, hire purchase liabilities and amount due to the controlling shareholder approximate the fair value of the respective assets and liabilities as of June 30, 2025 and 2024 due to their short-term maturities.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments (cont.)

The Group had no transfers between levels during any of the periods presented. The Group did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of June 30, 2025 and 2024.

Inventories, net

Inventories, net are recorded at the lower of cost or net realizable value. Cost is determined using the weighted average method under a perpetual inventory system. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete products, which are dependent upon factors such as historical customer demand.

Accounts receivable, net

Accounts receivable, net are recognized and carried at original invoiced amount less allowance for credit loss. The accounts receivable are without customer collateral and interest is not accrued on past due accounts. The Group estimates the allowance for credit loss of accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable were segmented into groups based on past due aging, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. Provision (reversal) of allowance for credit loss was US$41,683 and US$(10,079) during the years ended June 30, 2025 and 2024, respectively. The accounts receivable is required to be written off when a determination is made that it is uncollectible.

Deposits paid and prepayment

Deposits paid and prepayment primarily include utility and other deposit and prepayment to suppliers for purchase of electrical distribution equipment. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2025 and 2024, management believes that the Group’s deposits paid and prepayment are not impaired.

Other receivables

Other receivables mainly represent amounts in connection with a sale of a property to a tenant. The outstanding balance was to be settled by instalments over an agreed period stated in the agreement. Other receivables are initially recognized at the transaction amount and subsequently measured at amortized cost. The balances are classified as current or non-current based on the terms of respective agreement.

The Group assesses other receivables for expected credit losses in accordance with ASC 326. An allowance for credit losses is recognized based on the Group’s evaluation of the debtor’s creditworthiness, historical repayment experience, current conditions, and reasonable and supportable forward-looking information. As of June 30, 2025 and 2024, there was no allowance for credit loss on other receivables.

Contract assets and contract liabilities

Contract assets consisted of unbilled revenue that represents the Group’s right to receive consideration for work completed but not yet billed because the rights are conditional upon the satisfaction of the customers on the construction work completed by the Group and the work is pending for the certification by independent testing service provider. Contract assets are transferred to the accounts receivable when the rights become unconditional, which is typically at the time the Group obtains the certification of the complete construction work from the customers. All unbilled revenue is subsequently certified.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract assets and contract liabilities (cont.)

The Group assesses contract assets for expected credit loss on a collective basis, consistent with the assessment of accounts receivable under ASC 326. The allowance for credit losses reflects historical loss experience, current economic conditions, and forward-looking information. As of June 30, 2025 and 2024, there was no allowance for credit loss on contract assets.

Contract liabilities typically represent down payments received from customers for electrical distribution equipment not yet delivered. Revenue related to these contract liabilities is recognized as the electrical distribution equipment are transferred to the customer when the products are delivered to the customers.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash held in banks and short-term bank deposits with an originate maturity of less than three months which are highly liquid and are unrestricted as to withdrawal or use. The Group maintains cash balances and deposits may exceed insured limits protected by Perbadanan Insurans Deposit Malaysia (PIDM). The eligible bank deposits, denominated in MYR or foreign currencies, are protected up to MYR250,000 (equivalent to $59,382) per depositor per member bank. Management believes that the banks that hold the Group’s deposit are financially secure and although the Group bears risk to amounts in excess of MDIC insured limits, it does not anticipate any losses. As of June 30, 2025 and 2024, the amounts in excess of MDIC’s insured limit were US$3,232,961 and US$2,824,808, respectively. The Group has not experienced losses on these accounts and management believes, based upon the credit rating and quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Property, plant and equipment, net

Property, plant and equipment, net are stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Identifiable significant improvements are capitalized and expenditures for maintenance, repairs, and betterments, including replacement of minor items, are charged to expense.

Property, plant and equipment mainly consist of freehold land, buildings on freehold land and leasehold land, motor vehicles, computer hardware and furniture and fittings, office and other equipment. Freehold land are not depreciated. Depreciation on other items of property, plant and equipment is provided over the estimated useful lives of the assets using the straight-line method from the assets are paced in service with their useful lives summarized as follows:

Property, plant and equipment	Estimated useful life
Freehold land	Indefinite useful life
Buildings on freehold land	50 years
Buildings on leasehold land	Shorter of lease terms or 50 years
Motor vehicles	5 years
Computer hardware	10 years
Furniture and fittings, office and other equipment	10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leasehold interests in land, net

Leasehold interests in land represent the Group’s rights to use land over extended periods under lease arrangements. These leasehold interests are accounted for as operating leases in accordance with ASC 842 and are recognized as operating lease right-of-use assets. The leasehold interests in land are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the underlying land rights. Amortization commences when the land is available for its intended use and the lease term of the Group’s land use rights range from 67 to 81 years.

Intangible assets, net

Intangible assets mainly consist of the office software licenses acquired from third parties, which are initially recorded at cost and amortized on a straight-line basis over their respective estimated economic lives. Internal and external costs incurred for upgrades and enhancements are recognized in expense, except that external costs incurred for specified upgrades and enhancements result in additional functionality is capitalized. Estimated economic lives of the intangible assets are 10 years.

Bank owned life insurances

The Group holds bank owned life insurance policies on certain current employees. The bank owned life insurances are accounted for in accordance with ASC 325-30, Investments in Insurance Contract, and is carried at the cash surrender value, which represents the amount that could be realized under the insurance contract at the balance sheet date. Changes in the cash surrender value are recognized in other income on the consolidated statements of operations and comprehensive income. The bank owned life insurance policies have a term of 10 years and classified as non-current assets on the consolidated balance sheets. During the years ended June 30, 2025 and 2024, decrease in cash surrender value of bank owned life insurances of US$16,132 and US$nil are recognized in other gain (loss), net on the consolidated statements of operations and comprehensive income, respectively.

Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, freehold land and leasehold interests in land, net, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Leases as lessee

The Group assesses whether a contract qualifies as a lease at inception. The Group only held operating leases as of and during the years ended June 30, 2025 and 2024.

Operating lease right-of-use assets and liabilities are recognized at the lease commencement date for material leases with a term of greater than 12 months. Operating lease liabilities represent the present value of future minimum lease payments. Operating lease right-of-use assets represent the Group’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepaid or accrued lease payments, initial direct costs and lease incentives. Lease incentives are recognized when earned and reduce the Group’s operating lease right-of-use asset related to the lease. They are amortized through the operating lease right-of use assets as reductions of rent expense over the lease term.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases as lessee (cont.)

The Group has elected the short-term lease exception, therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less. Accordingly, short-term lease payments (leases with a term with 12 months or less) are expensed as incurred. During the years ended June 30, 2025 and 2024, short-term leases expenses of US$15,832 and US$13,776, respectively and included in general and administrative expenses — third parties on the consolidated statements of operations and comprehensive income.

The Group has evaluated the disclosure requirements under ASC 842-20-50 and determined that, other than the disclosures included above, there are no additional lease-related terms or features (including variable lease payments, extension or termination options, or residual value guarantees) applicable to its lease arrangements.

Leases as lessor

When a contract is designated as a lease, the Group makes an assessment on whether the contract is a sales-type lease, a direct financing lease or an operating lease. The Group would apply the criteria in ASC 842-10-25-2 to determine whether the lease should be classified as a sales-type lease. If none of those criteria are met, the Group then determines whether the lease should be classified as a direct financing lease in accordance with ASC 842-10-25-3(b); if not, the lease would be classified as an operating lease. All leases entered into by the Group during the years ended June 30, 2025 and 2024 were classified as operating leases.

With operating leases for a lessor, the underlying asset remains on the lessor’s balance sheet and is depreciated consistently with other owned assets. Income from an operating lease is recognized on a straight-line basis unless another systematic and rational basis is more representative of the pattern in which benefit is expected to be derived from the use of the underlying asset. Any initial direct costs (i.e., those that are incremental to the arrangement and that would not have been incurred if the lease had not been obtained) are deferred and expensed over the lease term in a manner consistent with the way lease income is recognized.

Under the operating lease agreement, both lessor and lessee can negotiate to extend the lease when the lease is near expiry and cannot unilaterally terminate the lease agreement unless under force majeure conditions. Upon expiry of the lease, the leased asset shall be returned to the lessor with no options for the lessee to purchase the leased asset. The Group does not have variable lease payments, residual value guarantees, or other contingent payment arrangements associated with its lessor leases.

For the years ended June 30, 2025 and 2024, the Group recognized approximately US$292,396 and US$331,104 of rental income from operating leases as a lessor on the consolidated statements of operations and comprehensive income.

Equity method investment

The Group’s long-term investments consist of equity method investment. Investment in an entity in which the Group can exercise significant influence and holds an investment in voting common stock of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Group initially records its investment at consideration paid. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income after the date of investment. The Group evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investment is recognized in consolidated statements of operations and comprehensive income when the decline in value is determined to be other-than-temporary. No impairment loss on equity method investment was recognized as of June 30, 2025 and 2024.

Accounts payable

Accounts payable represent trade payables to suppliers.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deposit received, accrued expenses and other payables

Deposit received, accrued expenses and other payables primarily include refundable tenant deposit received, accrued employee compensation and benefits, sales and service tax payable, tax surcharge and penalty and other accrued expenses for the operation in the ordinary course of business. The balances of tenant deposits received are classified as current and non-current based on the terms of respective agreements.

Bank borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Bank borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. All borrowings from banks were classified as short term due to repayment on demand clauses attached on the borrowing agreements.

Hire purchase liabilities

The Group has hire purchase agreements with a bank, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed motor vehicles, are capitalized at the inception of the lease at the fair value of the leased motor vehicles or, if lower, at the present value of the minimum lease payments. Capitalized assets under hire purchase are depreciated over 5 years.

Obligations under hire purchase agreements are recognized as hire purchase liabilities at the present value of future minimum payments. Each payment is allocated between principal and finance charges so as to produce a constant periodic rate of interest on the remaining liabilities. The hire purchase liabilities are reduced as payments are made, and finance charges are recognized as an expense over the term of the agreement.

During the years ended June 30, 2025 and 2024, finance charges related to hire purchase liabilities are recognized as finance costs of $3,013 and $1,007 as other (expenses) income, net on the consolidated statements of operations and comprehensive income, respectively.

Revenue recognition

Under ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract with the customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contracts

Step 5:    Recognize revenue when the Group satisfies a performance obligation

This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods transfers to a customer.

The Group recognizes revenues from i) sales of electrical distribution equipment and ii) revenue from supply, completion, testing and commissioning of electrical equipment in accordance with ASC Topic 606, Revenue from Contracts with Customers

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

A description of the principal revenue generating activities of Group is as follows:

i) Sales of electrical distribution equipment

The Group sells electrical distribution equipment to different corporate customers and direct-end user customers, primarily transformers, switchgears and other electrical equipment. The Group considers the promise to transfer products, each of which are distinct, to be the identified as a single performance obligation. The Group does not accept returns of products or offer refunds for its customers upon delivery of the products.

The single performance obligation is satisfied when control of a product is transferred to a corporate customer or direct-end user customers upon delivery of the product to the designated place. The transaction price is allocated to the performance obligation based on the fixed stand-alone selling prices stated in the contracts. Revenue is recognized at a point in time when the Group satisfies performance obligation by transferring the promised product to corporate customers or direct-end user customers upon acceptance by them.

The Group acts as a principal in sales of electrical distribution equipment as it obtains control of the equipment prior to transfer to the customer, is primarily responsible for fulfilling the contract, bears inventory risk and has discretion in establishing pricing. Accordingly, revenue is recognized on a gross basis.

The Group’s products are covered by warranties provided by third-party suppliers. The Group does not bear significant warranty obligations and therefore has not recorded a warranty reserve.

ii) Revenue from supply, completion, testing and commissioning of electrical equipment

The Group performs construction work, including supply, completion, testing and commissioning of electrical equipment as a subcontractor, under master construction agreements and other contracts with customer-specified requirements. These construction services are provided solely for the benefit of our customers, as the assets being created or maintained are controlled by them, and the services the Group provide have no alternative use to the Group. The performance obligation is satisfied when control of the promised goods or services is transferred to the customer over time, aligning with the ongoing services provided, with customers simultaneously receiving and benefiting from the Group’s work. The transaction price is allocated to the performance obligation based on the fixed stand-alone selling prices stated in the contract.

The Group acts as a principal in revenue from supply, completion, testing and commissioning of electronical equipment as it is primarily responsible for fulfilling the overall contract, controls the combined output before transfer to the customer, and bears performance risk, including the obligation to remedy defects and ensure compliance with contractual specifications. Accordingly, revenue is recognized on a gross basis.

Revenue from supply, completion, testing and commissioning of electrical equipment is recognized over time, using the output method based on certification by independent testing service provider or are estimated with reference to the progress payment applications submitted by the Group to the customer.

The certification formalizes the progress of work transferred to the customer, based on the transfer of control during construction, as the customer continuously receives and controls the work-in-progress. Management believes the output method accurately reflects the Group’s performance in fulfilling these obligations.

Cost of revenue

Cost of revenue includes the finished goods purchased from suppliers, sales taxes and additional taxes, freight and carriage and the packing material charges. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operating expenses

Selling and marketing expenses

Selling and marketing expenses mainly consist of salaries and commissions to sales staff and expenses and transportation expenses related to sales activities.

General and administrative expenses

General and administrative expenses mainly consist of staff costs, depreciation of property, plant and equipment or amortization of intangible assets, office supplies, travelling and entertainment, legal and professional fees, property and related expenses and other miscellaneous administrative expenses.

Employee benefits

Short-term employee benefits

Wages, salaries, bonuses and social security contributions are recognized as an expense in the year in which the associated services are rendered by employees of the Group and the Company. Short-term accumulating compensated absence such as paid annual leave is recognized when services are rendered by employees and short term non-accumulating compensated absences such as sick leave are recognized when the absences occur.

Defined contribution plan

As required by law, companies in Malaysia make contributions to the Employees’ Provident Fund (“EPF”). The contributions are recognized as a liability after deducting any contribution already paid and as an expense in profit or loss in the period in which the employee render their services. Once the contributions have been paid, the Group has no further payment obligations.

Other income

Other income mainly consist of rental income and bank interest income. Bank interest income is mainly generated from savings and short-term bank deposits which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

Finance costs

Finance costs represent interest expense on bank borrowings and hire purchase liabilities.

Income tax expense

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax benefit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income tax expense (cont.)

The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income taxes.

Comprehensive income

The Group presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Group translating its consolidated financial statements from functional currency into reporting currency and the Group’s subsidiary not using the US$ as the functional currency.

Related parties

The Group adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period using the two-class method. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2025 and 2024, there were no dilutive shares and hence no dilutive EPS.

Dividends

Dividends are recorded in the period in which they are declared by the board of directors. Declared dividends are recognized as a reduction of retained earnings.

During the years ended June 30, 2025 and 2024, the board of directors of Lotus Power, declared and paid a dividend of US$136,461 and US$96,017, respectively. The transactions were accounted for as a reduction of retained earnings of the subsidiary prior to the Group Reorganization.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Group’s business segments. The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The single reportable segment derives its revenues from (i) the sale of electrical distribution equipment and (ii) the provision of services, including supply, installation, testing and commissioning of electrical distribution equipment. The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. The CODM evaluates performance and makes resource allocation decisions based on consolidated gross profit, consolidated operating expenses and consolidated net income, as reported in the consolidated statements of operations and comprehensive income. The CODM does not separately review segment assets, liabilities or other discrete financial information, and there are no intra-entity sales or transfers.

The CODM uses consolidated net income to evaluate returns generated from the Group’s assets and to determine whether to reinvest earnings into the business, pursue acquisitions, or return capital to shareholders, including through dividends. Because the Group operates as a single reportable segment, segment information is presented on a consolidated basis and no separate segment disclosures are presented. All of the Group’s revenue for the years ended June 30, 2025 and 2024 was generated from customers located in Malaysia, and all of the Group’s long-lived assets were located in Malaysia as of June 30, 2025 and 2024.

Recently issued accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the consolidated financial statements. The Group adopted this ASU from July 1, 2024, which did not have a material impact on the Group’s consolidated financial statements.

Management believes that other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission do not have a material impact to the Group’s consolidated financial statements.

Recently accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently accounting pronouncements not yet adopted (cont.)

In November 2024, the FASB issued ASU no. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the consolidated financial statements. ASU no. 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption permitted. The amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the consolidated financial statements. The Group’s management is currently evaluating any new disclosures that may be required upon adoption of ASU 2024-03.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

3. DISAGGREGATED REVENUE INFORMATION

The following table presented the disaggregated revenues from contracts with customers that are recognized at a point in time and recognized overtime for the years ended June 30, 2025 and 2024:

	For the years ended
	June 30, 2025	June 30, 2024
	US$	US$
Revenue recognized at a point in time
Sales of electrical distribution equipment – third parties	10,760,420	10,140,234
Sales of electrical distribution equipment – a related party	19,545	870
	10,779,965	10,141,104
Revenue recognized overtime
Revenue from supply, completion, testing and commissioning of electrical distribution equipment – third parties	13,123,636	1,542,678
Total revenue	23,903,601	11,683,782

The Group’s revenue is attributed to Malaysia as all services are preformed and consumed in Malaysia.

4. INVENTORIES, NET

Inventories, net consisted of the following:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Electrical distribution equipment	3,258,030	2,830,015
Less: allowance for slow-moving and obsolete inventories	(159,679)	(56,430)
Inventories, net	3,098,351	2,773,585

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. INVENTORIES, NET (cont.)

The Group reviews its inventories periodically for excess, slow-moving and obsolete items and records write-downs to net realizable value, where necessary. For years ended June 30, 2025 and 2024, the Group recorded provision of allowance for the slow-moving and obsolete inventories of US$92,250 and US$56,791 and included in cost of revenues, respectively.

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Balance at the beginning of the year	56,430	—
Recognized in cost of revenues	92,250	56,791
Exchange differences	10,999	(361)
Balance at the end of the year	159,679	56,430

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Accounts receivable – third parties	3,609,894	1,947,313
Less: allowance for credit loss	(71,718)	(44,497)
Accounts receivable, net – third parties	3,538,176	1,902,816

Account receivable – a related party	20,428	—
Less: allowance for credit loss	—	—
Account receivable, net – a related party	20,428	—

Total accounts receivable, net	3,558,604	1,902,816

As of the end of each of the financial years, the ageing analysis of accounts receivable based on the past due date is as follows:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Current	1,854,364	1,032,419
1 – 30 days	943,204	423,281
31 – 90 days	451,382	346,687
91 – 180 days	239,871	50,593
Over 180 days	141,501	94,333
Subtotal	3,630,322	1,947,313
Less: allowance for credit loss	(71,718)	(44,497)
Accounts receivable, net	3,558,604	1,902,816

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET (cont.)

The movement of allowance for credit loss is as follows:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Balance at beginning of the year	44,497	54,860
Add: Provision for the year	89,416	44,781
Less: Reversal of provision	(47,733)	(54,860)
Less: Bad debts written off	(20,795)	—
Exchange difference	6,333	(284)
Balance at the end of the year	71,718	44,497

All the accounts receivable, net of allowance for credit loss, are expected to be recovered within one year. For accounts receivable arising from corporate customers, the Group generally allows a credit period of 0 to 90 days to its customers. Management makes allowance for credit loss assessment of the recoverability of the accounts receivable based on the historical credit losses experience, adjusted for current and forward-looking information on macroeconomic factors affecting the customers. During the years ended June 30, 2025 and 2024, provision for (reversal of) allowance for credit loss on accounts receivable of US$41,683 and US$(10,019) was recognized and included in “General and administrative expenses” on consolidated statements of operations and comprehensive income.

6. DEPOSIT PAID AND PREPAYMENT

Deposit paid and prepayment consisted of the following:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Prepayment to suppliers for electrical distribution equipment	234,030	12,472
Utilities and other deposits	13,726	4,255
Total deposit and prepayment	247,756	16,727

7. OTHER RECEIVABLES

Other receivables consisted of the following:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Other receivables	63,795	147,381
Less: allowance for credit loss	—	—
Total other receivables	63,795	147,381

Analyzed for reporting purposes as:
Current assets	28,166	94,415
Non-current assets	35,629	52,966
Total	63,795	147,381

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Freehold land	2,232,160	1,989,829
Buildings on freehold land	399,255	356,115
Buildings on leasehold land	4,833,992	4,311,675
Motor vehicles	283,816	312,761
Computer hardware	10,273	9,522
Furniture and fittings, office and other equipment	64,734	60,184
Cost of property, plant and equipment	7,824,230	7,040,086
Less: accumulated depreciation	(605,783)	(479,502)
Less: accumulated impairment losses	(335,838)	(299,550)
Property, plant and equipment, net	6,882,609	6,261,034

For the years ended June 30, 2025 and 2024, (1) Depreciation expenses of US$135,961 and US$134,030 were included in “General and administrative expenses”, respectively; (2) No impairment loss was recorded; and (3) Net gain on disposal of property, plant and equipment of US$25,000 and US$nil were included in “Other (expenses) income, net” , respectively on the consolidated statements of operations and comprehensive income.

During the years ended June 30, 2025 and 2024, certain fully depreciated assets with an original cost of US$6,765 and US$426 were written off and purchase of property, plant and equipment were US$4,985 and US$387,369, respectively.

Certain of the Group’s bank borrowings are secured by charges over the Group’s land. The borrowings were obtained to finance the acquisition of those land, and the related land are pledged as collateral to the lending banks.

As of June 30, 2025 and 2024, the carrying amount of the land and buildings pledged as security for bank borrowings amounted to US$6,574,471 and US$5,925,741, respectively.

The Group has entered into several joint venture agreements with independent third parties to develop certain projects. Under these agreements, the Group, as landowner, will contribute development land, and the third parties, as developers, will be responsible for developing the land into residential housing properties. The developers are not permitted to commence development until specified conditions in the agreements are satisfied, including the obtaining of the requisite government development approvals and fulfillment of all other related pre-commencement requirements. As of June 30, 2025 and 2024, carrying value of land subject to these arrangements included in freehold land approximately US$853,493 and US$760,128, respectively. As of the date of this report, no development activities have commenced on these land.

9. LEASEHOLD INTERESTS IN LAND, NET

Leasehold interests in land, net consisted of the following:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Cost of leasehold interests in land	2,416,996	2,155,838
Less: accumulated amortization	(111,143)	(67,739)
Less: accumulated impairment losses	(34,884)	(31,114)
Leasehold interests in land, net	2,270,969	2,056,985

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. LEASEHOLD INTERESTS IN LAND, NET (cont.)

The Group amortizes the leasehold interests in land on a straight-line basis over the expected term of the lease. For the years ended June 30, 2025 and 2024, amortization expense of US$33,679 and US$31,596 was included in “General and administrative expenses” on the consolidated statements of operations and comprehensive income.

Land concessions in Malaysia generally have an initial term from thirty to ninety years and the leasehold interests in land is owned by the government in Malaysia in accordance with Malaysia Law. The Group anticipates a useful life of 67 to 81 years related to three land concessions held by the Group in Malaysia. The Group has received land concessions from the Malaysia government for property development and investment on which the detached factory and the office building are located. The Group has the rights to use the land but does not own these land in Malaysia.

As of June 30, 2025 and 2024, the carrying amount of the leasehold interests in land pledged as security for bank borrowings amounted to US$2,270,969 and US$2,056,985, respectively.

10. EQUITY METHOD INVESTMENT

Equity investment consisted of the following:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Equity method investment in Lotus power SDN. BHD.	51,415	44,569

Lotus Power SDN. BHD. (“LP”) is a limited liability company incorporated and domiciled in Malaysia on August 10, 1992 and principally involved in supplying electrical distribution equipment. As of June 30, 2025 and 2024, the Group holds 32% and 32% equity interests of LP with carrying value of US$51,415 and US$44,569, respectively. For the years ended June 30, 2025 and 2024, the Group recorded it pro-rata share of profit (loss) in LP of US$1,385 and US$(889) and presented as “Share of gain (loss) of an equity method investee” on the consolidated statements of operations and comprehensive income.

Summarized balance sheet information of the equity method investee is as follows:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Share represented:	32%	32%
Current assets	212,515	154,590
Non-current assets	79,281	72,105
Total assets	291,796	226,695
Current and total liabilities	(131,123)	(87,418)
Total shareholders’ equity	160,673	139,277

Summarized statement of operations information of the equity method investee is shown below.

	For the years ended June 30,
	2025	2024
	US$	US$
Share represented:	32%	32%
Operating revenues	140,364	50,959
Net income	4,329	(2,777)
Share of gain (loss) of an equity method investee	1,385	(889)

On November 15, 2025, the Group disposed of its 32% equity interest of LP to a shareholder of LP, Tong Chee Liong, at a consideration of MYR 96,000.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. ACCOUNTS PAYABLE

Accounts payable, consisted of the following:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Accounts payable – third parties	4,603,533	3,306,083
Accounts payable – related parties	11,969	5,232
Total	4,615,502	3,311,315

12. DEPOSITS RECEIVED, ACCRUED EXPENSES AND OTHER PAYABLES

Deposits received, accrued expenses and other payables consisted of the following:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Tenant deposits received	73,689	58,375
Accrued expenses	13,954	10,228
Other payables – a related party	9,501	8,475
Other payables – third parties	3,419	7,166
Total	100,563	84,244
Analyzed for reporting purposes:
Non-current	72,178	58,375
Current	28,385	25,869
Total	100,563	84,244

13. CONTRACT LIABILITIES

Contract liabilities represent advance payments received from customers for the sale of electrical distribution equipment, which are recognized as revenue when control of the equipment is transferred to the customers.

Movement in contract liabilities consists of the following:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Balance at beginning of the year	64,831	36,240
Receipts from customers during the year	493,257	66,652
Revenue recognized during the year	(258,382)	(37,493)
Exchange Difference	18,453	(568)
Balance at end of the year	318,159	64,831

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. BANK BORROWINGS

Bank borrowings were analyzed as follows:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Term loans	6,353,615	6,470,038
Less: current portion due to the repayment on demand clauses and repayable within one year	(6,353,615)	(6,470,038)
Long-term loan, net of current portion	—	—

During the years ended June 30, 2025 and 2024, all of the Group’s outstanding borrowings were dominated at MYR.

As of June 30, 2025 and 2024, the Group had term loans with certain banks in Malaysia with repayment on demand clauses attached. The Group has consistently complied with all loan terms, ensuring timely repayments as per the agreed schedule. While management assesses the likelihood of repayment on demand as remote, the existence of these clauses necessitates classifying the associated loans as current liabilities in the consolidated financial statements as of June 30, 2025 and 2024.

Maturities of the principal repayment of bank borrowings based on contractual repayment schedule as of June 30, 2025 were as follows:

As of June 30, 2025
US$
Year ending June 30, 2026	571,627
Year ending June 30, 2027	536,041
Year ending June 30, 2028	492,359
Year ending June 30, 2029	478,689
Year ending June 30, 2030	478,689
Thereafter	3,796,210
Total	6,353,615

Maturities of the principal repayment of bank borrowings based on contractual repayment schedule as of June 30, 2024 were as follows:

As of June 30, 2024
US$
Year ended June 30, 2025	990,762
Year ending June 30, 2026	538,769
Year ending June 30, 2027	507,028
Year ending June 30, 2028	463,161
Year ending June 30, 2029	437,464
Thereafter	3,532,854
Total	6,470,038

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. BANK BORROWINGS (cont.)

Bank borrowings as of June 30, 2025 and 2024 were as follows:

Lenders	Guarantee/ security	Maturity date	Interest rate	Weighted average interest rate as of June 30,		Balance as of June 30,
				2025	2024	2025	2024
				%	%	US$	US$
Term loans
CIMB Bank Berhad	Note(i)	January 4, 2026 (2024: same)	Fixed	3.5	3.5	35,129	75,645
Public Islamic Bank Berhad	Note(ii)	N/A (2024: March 31, 2028)	Base Financing Rate (“BFR”) + 1% p.a.	N/A	7.72	—	59,690
Public Bank Berhad	Note(iii)	N/A (2024: May 31, 2033)	BFR + 1% p.a.	N/A	7.72	—	115,689
Public Bank Berhad	Note(iv)	July 1, 2043 (2024: same)	Base Lending Rate (“BLR”) – 2.3% p.a.	4.42	4.42	411,751	379,416
Alliance Islamic Bank	Note(iv)	October 1, 2047 (2024: same)	BFR – 2.3% p.a.	4.37	4.37	5,263,631	4,817,199
AmBank Islamic Berhad	Note(v)	November 1, 2034 (2024: same)	BFR – 0.25% p.a.	6.47	6.47	468,660	451,904
AmBank Islamic Berhad	Note(v)	N/A (2024: April 2, 2025)	BFR + 0.75% p.a.	N/A	7.47	—	423,729
AmBank Islamic Berhad	Note(vi)	September 1, 2027 (2025: same)	BFR + 0.75% p.a.	7.47	7.47	118,185	146,766
AmBank (M) Berhad	Note(vii)	October 1, 2034 (2024: N/A)	BLR + 0.5% p.a.	4.37	N/A	56,259	—

Trade finance guarantee	Note(viii)	Note(viii)	N/A	N/A	N/A	—	—
						6,353,615	6,470,038

____________

Notes:

The Group entered into banking facilities with the banks in Malaysia as follows:

(i)      A special relief facility guaranteed by the Syarikat Jaminan Pembiayaan Perniagaan Berhad (“SJPP”), a Malaysian government-owned guarantee institution that provides financing guarantees to financial institutions and personal guarantee by Mr. Ong, the controlling shareholder of the Company.

(ii)     Secured by a freehold land and guaranteed jointly and severally by Mr. Ong and Mr. Chua Chau Chum, a director of Lotus Power.

(iii)    Secured by a freehold land for property development and guaranteed jointly and severally by Mr. Ong and Mr. Khoo Lay Cheng, a shareholder of the Company.

(iv)    Secured by a leasehold land and buildings on leasehold land and guaranteed jointly and severally by Mr. Ong and Mr. Ong Yang Quan, a director of Lotus Power.

(v)      Secured by a freehold land and personal guaranteed by Mr. Ong.

(vi)    Under the PEMULIH Government Guarantee Scheme guaranteed by SJPP and personal guarantee by Mr. Ong.

(vii)   Personal guarantee by Mr. Ong.

(viii)  Trade finance guarantee facility from CIMB Bank Berhad with a limit of MYR1,800,000 (equivalents to US$427,553), out of which MYR1,221,150 (equivalents to US$290,059) was utilized as of June 30, 2025 and a limit of MYR1,800,000 (equivalents to US$427,553), out of which MYR1,738,670 (equivalents to US$368,362) was utilized as of June 30, 2024, respectively.

Trade finance guarantees facility from AmBank Islamic Berhad with a limit of MYR8,750,000 (equivalents to US$2,505,938), out of which MYR4,518,235 (equivalents to US$1,073,215) was utilized as of June 30, 2025. No trade finance guarantee was granted as of June 30, 2024.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. HIRE PURCHSE LIABILITIES

The Group acquired mobile vehicles through hire purchase arrangements. Each of the arrangements entail 60 monthly installments, with effective interest rates ranging from 2.13% to 2.4% per annum. As of June 30, 2025 and 2024, the weighted average remaining lease term was 3.54 years and 3.92 years, respectively.

The following table presents the hire purchased assets:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Motor vehicles under hire purchase arrangements	283,816	312,761
Less: accumulated depreciation	(225,544)	(226,813)
Total hire purchased assets	58,272	85,948

As of June 30, 2025 and 2024, hire purchase liabilities consisted of the following:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Current	16,602	24,420
Non-current	38,795	49,357
	55,397	73,777

The maturity analysis of the principal repayment of hire purchase liabilities as of June 30, 2025 is as follows:

As of June 30, 2025
US$
Year ending June 30, 2026	16,602
Year ending June 30, 2027	13,303
Year ending June 30, 2028	13,303
Year ending June 30, 2029	12,189
Total	55,397

The maturity analysis of the principal repayment of hire purchase liabilities as of June 30, 2024 is as follows:

As of June 30, 2024
US$
Year ended June 30, 2025	24,420
Year ending June 30, 2026	14,755
Year ending June 30, 2027	11,865
Year ending June 30, 2028	11,865
Year ending June 30, 2029	10,872
Total	73,777

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER (EXPENSES) INCOME, NET

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Rental income from operating leases as lessor – third parties	292,396	331,104
Rental income from operating leases as lessor – a related party	—	3,198
Other income:
Bank interest income	45,953	19,260
Others	—	3,149
	45,953	22,409
Finance costs	(354,120)	(303,357)
Total	(15,771)	53,354

17. INCOME TAX EXPENSE

Cayman Islands

The Group is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, no Cayman Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Malaysia

Under the Income Tax Act 1967 of Malaysia, companies incorporated in Malaysia are usually subject to a unified 24% income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

For the years ended June 30, 2025 and 2024, the tax rate is 24% for subsidiary incorporated in Malaysia with paid-in capital exceeding MYR2.5 million; subsidiary with paid up capital not more than MYR2.5 million and gross business income of not more than MYR50 million use 15% tax rate on first MYR150,000 income and 17% tax rate on remaining chargeable income up to MYR 600,000, and 24% on subsequent balance. Lotus Power does not meet the criteria and is not subject to such preferential income tax rate in 2025 and 2024.

Income tax expense consisted of the following components:

	For the years ended
	June 30, 2025	June 30, 2024
	US$	US$
Malaysia current tax	643,882	275,685
Deferred tax	218	674
Total	644,100	276,359

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. INCOME TAX EXPENSE (cont.)

The following tables provide the reconciliation of the differences between the statutory and effective tax rates for the years ended June 30, 2025 and 2024:

	For the years ended
	June 30, 2025	June 30, 2024
	US$	US$
Income before income tax expense	2,301,256	698,915

Tax at Malaysia statutory tax rate of 24%	552,301	167,740
Tax effect on non-assessable income	(88,271)	(90,147)
Tax effect on non-deductible expenses	180,070	198,766
Income tax expense	644,100	276,359

The Group’s effective tax rate during the years ended June 30, 2025 and 2024 were 28.0% and 39.5%.

The significant components of the Group’s deferred tax liabilities are as follows:

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Deferred tax liabilities
Property, plant and equipment	3,436	2,862
Deferred tax liabilities	3,436	2,862

The Group has no deferred tax assets or valuation allowance and did not have any significant unrecognized uncertain tax positions as of June 30, 2025 and 2024.

18. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Group
Mr. Ong	Controlling shareholder of the Company
Acmalite SDN. BHD.	Mr. Ong was also a shareholder of the related party (he ceased as the shareholder since November 16, 2023)
Davis Group SDN. BHD.	Mr. Ong was also the director and shareholder of the related party
Davis Malaysia SDN. BHD.	Mr. Ong was also the director of the related party
Lotus Power SDN. BHD.	Mr. Ong was also the director of the related party
Sun System Engineering SDN. BHD.	Mr. Ong was also the director of the related party

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Related party transactions

		For the years ended
Name	Nature	June 30, 2025	June 30, 2024
		US$	US$
Transactions presented as “Rental income from operating leases as a lessor – a related party”:
Acmalite SDN. BHD.	Rental income	—	3,198

Transactions presented as “General and administrative expenses – a related party”:
Davis Group SDN. BHD.	Management fee	21,818	20,469

Transactions presented as “Cost of revenues – related parties”:
Davis Malaysia SDN. BHD.	Purchase	3,209	—
Sun System Engineering SDN. BHD.	Purchase	20,477	15,797
		23,686	15,797

Transactions presented as “Revenues – a related party”:
Lotus Power SDN. BHD.	Sales	19,545	870

Related party balances

	As of
	June 30, 2025	June 30, 2024
	US$	US$
Accounts receivable, net – a related party:
Lotus Power SDN. BHD.	20,428	—

Accounts payable – related parties:
Davis Malaysia SDN. BHD.	3,354	—
Sun System Engineering SDN. BHD.	8,615	5,232
	11,969	5,232

Other payable – related parties:
Davis Group SDN. BHD.	9,501	8,475

Amount due from a related party: (Note)
Davis Group SDN. BHD.	432,423	385,699

Amount due to the controlling shareholder: (Note)
Mr. Ong	—	53,281

____________

Note: The amounts due from (to) a related party and a controlling shareholder were unsecured, non-interest bearing and repayable on demand and subsequently fully settled.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Remuneration to the sole director and controlling shareholder for the years ended June 30, 2025 and 2024 were:

	For the years ended
	June 30, 2025	June 30, 2024
	US$	US$
Mr. Ong	52,942	45,419

19. RISKS AND UNCERTAINTIES

Credit risk

The Group’s assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable.

Bank balances

The Group believes that there is no significant credit risk associated with cash and cash equivalents in Malaysia, which were held by reputable financial institutions in the jurisdiction where the Group’s Malaysia subsidiaries are located.

Accounts receivable

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s accounts receivable is short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Interest rate risk

The Group is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Group’s bank borrowings and bank balances. The Group currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Group’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Foreign currency risk

The majority of the Group’s cash flows are denominated in MYR, which is the functional currency of the operating subsidiary and equity method investee. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe the current exposure to currency risk to be significant.

Market and geographic risk

The Group’s major operations are conducted in Malaysia. Accordingly, the political, economic, and legal environments in Malaysia, as well as the general state of Malaysia’s economy may influence the Group’s business, financial condition, and results of operations.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. RISKS AND UNCERTAINTIES (cont.)

Concentrations of risk

Customer concentrations risk

Details of the customers accounting for 10% or more of total revenue are as follows:

	2025		2024
	US$	%	US$	%
Customer A	13,123,636	55	*	*
Customer B	*	*	1,758,030	15

____________

*        Less than 10% of the total revenue

Details of the accounts receivable accounting for 10% or more of total gross accounts receivable are as follows:

	2025		2024
	US$	%	US$	%
Customer C	471,259	13	*	*
Customer D	347,672	10	*	*
Customer E	*	*	246,631	13

____________

*        Less than 10% of the total gross accounts receivable

Supplier concentrations risk

Details of the suppliers accounting for 10% or more of total purchase are as follows:

	2025		2024
	US$	%	US$	%
Supplier A	9,625,794	47	2,840,763	26
Supplier B	8,747,376	42	6,354,168	59

Details of the accounts payable accounting for 10% or more of total accounts payable are as follows:

	2025		2024
	US$	%	US$	%
Supplier A	2,951,186	64	*	*
Supplier B	1,023,300	22	2,814,625	85

____________

*        Less than 10% of the total accounts payable

20. COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

From time to time, the Group may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Group’s business, financial condition, operating results or cash flows.

Other than those disclosed in Notes 14 and 15, the Group had no other material commitments, contingent liabilities, or guarantees as of June 30, 2025 and 2024 and for the years then ended.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. SHAREHOLDERS’ EQUITY

Ordinary shares and subscription receivables

As of June 30, 2025 and 2024, the amounts of Class A Ordinary Shares were US$500 and US$500 and Class B Ordinary Shares were US$1,000 and US$1,000, respectively.

As of June 30, 2025 and 2024, the amounts of subscription receivables were US$1,500 and US$1,500, respectively.

LPC Limited was incorporated under the laws of the Cayman Islands on February 25, 2026 as an exempted company with limited liability, with the intention to become the issuer of this offering. The authorized share capital of LPC Limited was US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each. Upon incorporation, Aegis International (Cayman) Limited being the initial subscriber of LPC Limited, held 1 ordinary share in issue and outstanding which was then transferred to Mr. Ong on February 25, 2026.

On March 4, 2026, the sole director of the Company, Mr. Ong, passed a director resolution to issue and allot an aggregate of 14,999,999 ordinary shares to the sole shareholder. Accordingly, Mr. Ong holds 15,000,000 ordinary shares of the Company.

On March 4, 2026, the sole director and sole shareholder of the Company has approved that, (i) the re-designation the authorized ordinary shares of par value of US$0.0001 each of 450,000,000 ordinary shares into class A ordinary shares (“Class A Ordinary Shares”) and 50,000,000 authorized ordinary shares into class B ordinary shares (“Class B Ordinary Shares”) on a one-for-one basis, and (ii) the re-designation of 5,000,000 and 10,000,000 ordinary shares held by Mr. Ong into Class A Ordinary Shares and Class B Ordinary Shares on a one-for-one basis. In respect of the matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty votes per share.

On March 4, 2026, Mr. Ong transferred his (i) 2,150,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to EPHRON INC; (ii) 1,425,000 Class A Ordinary Shares to EKLC INC; and (iii) 1,425,000 Class A Ordinary Shares EYPC INC at nil consideration.

On March 4, 2026, the sole director and sole shareholder of EPHRON INC, Mr. Ong, passed a director resolution to issue and allot an aggregate of 9,999 ordinary shares to the sole shareholder. Accordingly, Mr. Ong holds 10,000 ordinary shares of EPHRON INC. On the same date, Mr. Ong entered into a declaration of trust with Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong. Pursuant to the declaration of trust, of the 10,000 ordinary shares held by EPHRON INC, 837 shares, 668 shares and 577 shares are held on behalf of Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong, respectively.

Following the above transfers and the execution of the declaration of trust, Mr. Ong directly owned 79.18% of the ordinary shares of EPHRON INC. and indirectly owned 64.13% of the ordinary shares of LPC Limited.

The Company believe it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions and the subsequent adjusted per-share consideration, the Company has retroactively adjusted the shares and per share data for all periods presented.

Additional paid-in capital

As of June 30, 2025 and 2024, the amounts of additional paid-in capital were US$238,759 and US$238,759, respectively.

The additional paid-in capital represents the aggregate capital contributions from shareholders arising from historical and reorganization transactions. The retroactive additional paid-in capital primarily comprises the additional paid-in capital attributable to the share capital of the Company’s subsidiaries prior to the Group Reorganization. These transactions are treated as equity movements among shareholders, with no impact on profit or loss.

LPC LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. SUBSEQUENT EVENT

The Group evaluated all events and transactions that occurred after June 30, 2025 up through March 31, 2026, which is the date of these consolidated financial statements are available to be issued. Except as disclosed below or elsewhere, there was no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements:

On November 15, 2025, the Group disposed of its 32% equity interest of LP to a shareholder of LP, Tong Chee Liong, at a consideration of MYR 96,000.

On November 30, 2025, the board of directors of Lotus Power, declared an interim dividend of US$71,310 and paid on December 31, 2025. The transaction was accounted for as a reduction of retained earnings of the subsidiary prior to the Group Reorganization.

LPC LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars, except for number of shares)

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
ASSETS
Current assets
Inventories, net	1,537,073	3,098,351
Accounts receivable, net – third parties	2,803,403	3,538,176
Accounts receivable, net – a related party	—	20,428
Deposits paid and prepayment	283,879	247,756
Other receivables – current	30,850	28,166
Amount due from a related party	449,019	432,423
Contract assets	13,666	427,422
Cash and cash equivalents	7,726,390	3,417,353
Total current assets	12,844,280	11,210,075

Non-current assets
Property, plant and equipment, net	7,136,639	6,882,609
Leasehold interests in land, net	2,338,927	2,270,969
Intangible assets, net	1,984	2,045
Deferred IPO cost	88,605	—
Bank owned life insurances	44,694	42,523
Equity method investment	—	51,415
Other receivables – non-current	24,655	35,629
Total non-current assets	9,635,504	9,285,190
TOTAL ASSETS	22,479,784	20,495,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable – third parties	5,179,246	4,603,533
Accounts payable – related parties	4,122	11,969
Deposits received, accrued expenses and other payables	29,546	18,884
Other payables – a related party	9,862	9,501
Bank borrowings	6,435,862	6,353,615
Hire purchase liabilities – current	23,960	16,602
Contract liabilities	208,974	318,159
Tax payable	237,344	169,272
Total current liabilities	12,128,916	11,501,535

Non-current liabilities
Hire purchase liabilities – non-current	60,166	38,795
Deferred tax liabilities	3,567	3,436
Deposits received – non-current	74,972	72,178
Total non-current liabilities	138,705	114,409
TOTAL LIABILITIES	12,267,621	11,615,944

LPC LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in U.S. dollars, except for number of shares)

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Commitments and contingencies (Note 19)

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares, US$0.0001 par value per share, 450,000,000 shares authorized, 5,000,000 shares and 5,000,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025*	500	500
Class B Ordinary Shares, US$0.0001 par value per shar, 50,000,000 shares authorized, 10,000,000 shares and 10,000,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025*	1,000	1,000
Additional paid-in capital	238,759	238,759
Subscription receivables	(1,500)	(1,500)
Retained earnings	8,621,653	7,656,983
Accumulated other comprehensive income	1,351,751	983,579
Total shareholders’ equity	10,212,163	8,879,321
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,479,784	20,495,265

____________

*        Retroactively restated for effect of share recapitalization and re-designation (Note 1)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LPC LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Amounts in U.S. dollars, except for number of shares)

	For the six months ended December 31,
	2025	2024
	US$	US$
	(Unaudited)	(Unaudited)
REVENUES
Sales of electrical distribution equipment	7,030,633	5,066,765
Revenue from supply, completion, testing and commissioning of electrical distribution equipment	7,957,902	2,918,835
Total revenues	14,988,535	7,985,600

COST OF REVENUES
Cost of revenues – third parties	(12,932,414)	(6,880,561)
Cost of revenues – a related party	(3,992)	(1,890)
Total cost of revenues	(12,936,406)	(6,882,451)

GROSS PROFIT	2,052,129	1,103,149

OPERATING EXPENSES
Selling and marketing expenses	(126,705)	(100,520)
General and administrative expenses – third parties	(506,744)	(333,868)
General and administrative expenses – a related party	(11,461)	(10,849)
Total operating expenses	(644,910)	(445,237)

INCOME FROM OPERATIONS	1,407,219	657,912

OTHER INCOME (EXPENSES), NET
Rental income from operating leases as lessor	203,044	172,929
Bank interest income	55,381	19,298
Finance costs	(153,762)	(196,134)
Total other income (expenses), net	104,663	(3,907)

OTHER GAIN (LOSS), NET
Share of loss of an equity method investee	(582)	(1,367)
Increase (decrease) in cash surrender value of bank owned life insurances	539	(17,026)
Other (loss) gain, net	(553)	227
Loss on disposal of equity method investment	(28,180)	—
Gain on disposal of property, plant and equipment	—	13,561
Total other loss, net	(28,776)	(4,605)

INCOME BEFORE INCOME TAX EXPENSE	1,483,106	649,400
Income tax expense	(447,126)	(220,997)
NET INCOME	1,035,980	428,403

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	368,172	360,576
COMPREHENSIVE INCOME	1,404,152	788,979

LPC LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME — (Continued)
(Amounts in U.S. dollars, except for number of shares)

	For the six months ended December 31,
	2025	2024
	US$	US$
	(Unaudited)	(Unaudited)
Basic and diluted earnings per share attributable to ordinary shareholders*
Class A Ordinary Shares	0.07	0.03
Class B Ordinary Shares	0.07	0.03
Basic and diluted weighted average number of ordinary shares outstanding*
Class A Ordinary Shares	5,000,000	5,000,000
Class B Ordinary Shares	10,000,000	10,000,000

____________

*        Retroactively restated for effect of share recapitalization and re-designation (Note 1)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LPC LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY
(Amounts in U.S. dollar, except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Subscription receivables	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
	Number of shares*	Amount	Number of shares*	Amount
		US$		US$	US$	US$	US$	US$	US$
Balance as of July 1, 2024	5,000,000	500	10,000,000	1,000	238,759	(1,500)	6,136,288	127,470	6,502,517
Net income	—	—	—	—	—	—	428,403	—	428,403
Dividend declared and paid	—	—	—	—	—	—	(67,856)	—	(67,856)
Foreign currency translation adjustment	—	—	—	—	—	—	—	360,576	360,576
Balance as of December 31, 2024 (Unaudited)	5,000,000	500	10,000,000	1,000	238,759	(1,500)	6,496,835	488,046	7,223,640

Balance as of July 1, 2025	5,000,000	500	10,000,000	1,000	238,759	(1,500)	7,656,983	983,579	8,879,321
Net income	—	—	—	—	—	—	1,035,980	—	1,035,980
Dividend declared and paid	—	—	—	—	—	—	(71,310)	—	(71,310)
Foreign currency translation adjustment	—	—	—	—		—	—	368,172	368,172
Balance as of December 31, 2025 (Unaudited)	5,000,000	500	10,000,000	1,000	238,759	(1,500)	8,621,653	1,351,751	10,212,163

____________

*        Retroactively restated for effect of share recapitalization and re-designation (Note 1)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LPC LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. dollars)

	For the six months ended December 31,
	2025	2024
	US$	US$
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	1,035,980	428,403
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	69,208	67,457
Amortization of leasehold interests in land	17,691	16,747
Amortization of intangible assets	135	87
Share of loss of an equity method investee	582	1,367
Loss on disposal of equity method investment	28,180	—
Gain on disposal of property, plant and equipment	—	(13,561)
(Increase) Decrease in cash surrender value of bank owned life insurances	(539)	17,026
Provision for (reversal) of allowance for credit loss on accounts receivable	24,810	(4,299)
Provision of allowance for slow-moving and obsolete inventories	37,352	50,449
Change in operating assets and liabilities:
Inventories, net	1,588,610	(6,777,054)
Accounts receivable, net – third parties	816,889	(1,111,917)
Accounts receivable, net – a related party	20,535	—
Deposits paid and prepayment	(26,632)	(171,354)
Other receivables	9,254	78,240
Amount due from a related party	(172)	—
Contract assets	416,422	(635,758)
Accounts payable – third parties	388,278	6,484,134
Accounts payable – related parties	(8,040)	(3,692)
Deposits received, accrued expenses and other payables	9,683	(4,452)
Contract liabilities	(117,440)	120,930
Tax payable	59,701	33,491
Amount due to the controlling shareholder	—	(328)
Net cash provided by (used in) operating activities	4,370,487	(1,424,084)

Cash flows from investing activities
Proceeds from disposal of an equity method investee	22,922	—
Proceeds from disposal of property, plant and equipment	10,250	13,561
Purchase of property, plant and equipment	(36,580)	(3,133)
Purchase of intangible assets	—	(1,795)
Purchase of bank owned life insurances	—	(56,818)
Net cash used in investing activities	(3,408)	(48,185)

Cash flows from financing activities
Dividend paid to a subsidiary’s shareholders prior to the Group Reorganization	(71,310)	(67,856)
Payment of deferred IPO cost	(88,605)	—
Principal payment of hire purchase liabilities	(10,029)	(13,512)
Repayment of bank borrowings	(153,975)	(571,317)
Proceeds from bank borrowings	—	56,818
Net cash used in financing activities	(323,919)	(595,867)

LPC LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in U.S. dollars)

	For the six months ended December 31,
	2025	2024
	US$	US$
	(Unaudited)	(Unaudited)
Net changes in cash and cash equivalents	4,043,160	(2,068,136)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	3,417,353	3,014,563
Effect of exchange rate change on cash and cash equivalents	265,877	195,856
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	7,726,390	1,142,283

Supplemental cash flow information:
Cash received for interest income	55,381	19,298
Cash paid for interest expenses	(153,762)	(196,134)
Cash paid for income taxes	(387,426)	(187,506)

Supplemental schedule of non-cash investing and financing activities:
Motor vehicles obtained under hire purchase arrangements	35,816	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

LPC Limited (the “Company”) was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands on February 25, 2026. The Company’s registered office is Aegis International (Cayman) Limited, of Governors Square, 2nd Floor Block and Unit 3-212A, West Bay Road, Cayman Islands and the principal place of business is at No. 35 Jalan PJS 11/14, Bandar Sunway 47500, Subang Jaya, Selangor Darul Ehsan, Malaysia. It is a holding company with no business operation.

Lotus Synergy Inc (“Lotus Synergy”) is a wholly owned subsidiary of the Company and is a limited liability company incorporated in the British Virgin Islands (“BVI”) on February 23, 2026. It is an investment holding company with no business operation.

Lotus Power Corporation (M) SDN. BHD. (“Lotus Power”) is a wholly owned subsidiary of Lotus Synergy and is a limited liability company incorporated and domiciled in Malaysia on August 24, 1985. Lotus Power is principally involved in supplying electrical distribution equipment and also provides integrated supply, completion, testing and commissioning for electrical distribution equipment.

Dowell Land. SDN. BHD. (“Dowell Land”) is a wholly owned subsidiary of the Lotus Power and was a limited liability company incorporated and domiciled in Malaysia on May 17, 2021. Dowell Land had not commenced business since the date of its incorporation and dissolved on October 14, 2024.

Reorganization

Before the group reorganization (the “Group Reorganization”), Lotus Power was owned 73.2% by Mr. Ong Chuan Lam (“Mr. Ong”), 10.8% by Mr. Chua Chau Chum, 8.6% by Miss Ng Yok Mooi and 7.4% by Mr. Kok Kim Cheong.

On November 30, 2025 and January 10, 2026, the board of directors of Lotus Power, declared an interim dividend of US$71,310 and US$37,009 and paid on December 31, 2025 and February 14, 2026, respectively. The transactions were accounted for as a reduction of retained earnings of the subsidiary prior to the Group Reorganization.

Pursuant to the Group Reorganization to rationalize the structure of the Company and its subsidiaries in preparation for the listing of the shares, the Company becomes the holding company of Lotus Power via Lotus Synergy. To prepare for this offering, the Company underwent the reorganization with the following steps:-

Step 1 Incorporation of Lotus Synergy

On February 23, 2026, Lotus Synergy Inc was incorporated under the laws of the BVI and wholly owned by Mr. Ong.

Step 2 Incorporation of EPHRON INC

On February 23, 2026, EPHRON INC was incorporated under the laws of the BVI with the intention to become the holding vehicle for Mr. Ong.

Step 3 Incorporation of EKLC INC

On February 23, 2026, EKLC INC was incorporated under the laws of the BVI with the intention to become the holding vehicle for Ms. Khoo Lay Cheng.

Step 4 Incorporation of EYPC INC

On February 23, 2026, EYPC INC was incorporated under the laws of the BVI with the intention to become the holding vehicle for Ms. Yong Poi Ching.

Step 5 Incorporation of LPC Limited

LPC Limited was incorporated under the laws of the Cayman Islands on February 25, 2026 as an exempted company with limited liability, with the intention to become the issuer of this offering. The authorized share capital of LPC Limited was US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each. Upon incorporation, Aegis International (Cayman) Limited being the initial subscriber of LPC Limited, held 1 ordinary share in issue and outstanding which was then transferred to Mr. Ong on February 25, 2026.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization (cont.)

Step 6 Shares transfer

On March 4, 2026, Mr. Ong transferred his 100% ordinary share of Lotus Synergy to LPC Limited at nil consideration.

Step 7 Shares allotment and share re-designation

On March 4, 2026, the sole director of the Company, Mr. Ong, passed a director resolution to issue and allot an aggregate of 14,999,999 ordinary shares to the sole shareholder. Accordingly, Mr. Ong holds 15,000,000 ordinary shares of the Company.

On March 4, 2026, the sole director and sole shareholder of the Company has approved that, (i) the re-designation the authorized ordinary shares of par value of US$0.0001 each of 450,000,000 ordinary shares into class A ordinary shares (“Class A Ordinary Shares”) and 50,000,000 authorized ordinary shares into class B ordinary shares (“Class B Ordinary Shares”) on a one-for-one basis, and (ii) the re-designation of 5,000,000 and 10,000,000 ordinary shares held by Mr. Ong into Class A Ordinary Shares and Class B Ordinary Shares on a one-for-one basis, respectively. In respect of the matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty votes per share.

Step 8 Shares transfer

On March 4, 2026, Mr. Ong transferred his (i) 2,150,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to EPHRON INC; (ii) 1,425,000 Class A Ordinary Shares to EKLC INC; and (iii) 1,425,000 Class A Ordinary Shares EYPC INC at nil consideration.

Step 9 Shares allotment

On March 4, 2026, the sole director and sole shareholder of EPHRON INC, Mr. Ong, passed a director resolution to issue and allot an aggregate of 9,999 ordinary shares to the sole shareholder. Accordingly, Mr. Ong holds 10,000 ordinary shares of EPHRON INC. On the same date, Mr. Ong entered into a declaration of trust with Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong. Pursuant to a declaration of trust, out of the 10,000 ordinary shares held by EPHRON INC, 837 shares, 668 shares and 577 shares are held on behalf of Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong by Mr. Ong, respectively. Under the declaration of trust, Mr. Ong controls over the voting rights attached to the shares of EPHRON INC, while the respective beneficiaries are entitled to the equity interests therein, including associated economic benefits.

Following the above transfers and the execution of the declaration of trust, Mr. Ong directly owned 79.18% of the ordinary shares of EPHRON INC. and indirectly owned 64.13% of the ordinary shares of LPC Limited.

Step 10 Shares transfer

On March 4, 2026, the transfer of shares of Lotus Power from Mr. Ong, Mr. Chua Chau Chum, Miss Ng Yok Mooi and Mr. Kok Kim Cheong to Lotus Synergy was completed, at nil consideration.

The Company and its subsidiaries (collectively referred to as the “Group”), is effectively controlled by the same controlling shareholder before and after the Group Reorganization, and therefore the Group Reorganization is considered as a reorganization of entities under common control. The consolidation of the Company and its subsidiaries have been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The unaudited interim condensed consolidated statements of operations and comprehensive income, unaudited interim condensed consolidated statements of shareholders’ equity and unaudited interim condensed consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the six months ended December 31, 2025 and 2024, or since the respective dates of incorporation/establishment of the relevant entity. The unaudited interim condensed consolidated balance sheets as of December 31, 2025 and June 30, 2025 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant date of financial position as if the current group structure had been in existence at those dates.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization (cont.)

After the Group Reorganization, details of the Company and its subsidiaries as of December 31, 2025 and June 30, 2025 are set out in the table as follows:

Name	Date of incorporation	Percentage of effective ownership		Place of incorporation	Principal activities
		December 31, 2025	June 30, 2025
LPC Limited (the Company)	February 25, 2026	N/A	N/A	Cayman Islands	Investment holdings
Directly held by the Company:
Lotus Synergy Inc (“Lotus Synergy”)	February 23, 2026	100%	100%	British Virgin Islands	Investment holdings
Indirectly held by the Company:
Lotus Power Corporation (M) SDN. BHD. (“Lotus Power”)	August 24, 1985	100%	100%	Malaysia	Supplying electrical distribution equipment

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The unaudited interim condensed consolidated financial statements presented herein represent the unaudited interim condensed consolidated financial statements of the Company and its subsidiaries. A subsidiary is an entity (including a structured entity), directly and indirectly, controlled by the Company. The unaudited interim condensed financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Company and its subsidiaries are eliminated in consolidation.

Functional Currency and Foreign Currency Translation and Transaction

The Group’s unaudited interim condensed consolidated financial statements are reported using United States Dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiary in BVI are US$ and its subsidiaries in Malaysia are Malaysian Ringgit (“MYR”), which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other income (expense), net, in the accompanying unaudited interim condensed consolidated statements of operations and comprehensive income in the period incurred.

The unaudited interim condensed financial statements of the Malaysia subsidiary is translated from the functional currency to the reporting currency, the US$. The Group uses the average exchange rate for the years and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Equity accounts other than earnings generated in current year are translated into US$ at the appropriate historical rates. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Functional Currency and Foreign Currency Translation and Transaction (cont.)

The Group’s assets and liabilities are translated into US$ from MYR at year-end exchange rates for the Malaysia subsidiaries with functional currencies denominated in MYR. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

As of
	December 31, 2025	June 30, 2025
Balance sheet items, except for equity accounts	US$1 = MYR4.0560	US$1 = MYR4.2100
	For the six months ended December 31,
	2025	2024
Items in unaudited interim condensed consolidated statements of operations and cash flows	US$1 = MYR4.1881	US$1 = MYR4.4243

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, valuation of inventories, the allowance for credit loss of accounts receivable, and useful life and impairment of long-lived assets. Actual results could differ from those estimates, and as such, differences could be material to the unaudited interim condensed consolidated financial statements.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments (cont.)

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of accounts receivable, net, other receivables, refundable deposits paid, amount due from a related party, cash and cash equivalents, accounts payable, refundable deposits received and other payables, bank borrowings, hire purchase liabilities and amount due to the controlling shareholder approximate the fair value of the respective assets and liabilities as of December 31, 2025 and June 30, 2025 due to their short-term maturities.

The Group had no transfers between levels during any of the periods presented. The Group did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of December 31, 2025 and June 30, 2025.

Inventories, net

Inventories, net are recorded at the lower of cost or net realizable value. Cost is determined using the weighted average method under a perpetual inventory system. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete products, which are dependent upon factors such as historical customer demand.

Accounts receivable, net

Accounts receivable, net are recognized and carried at original invoiced amount less allowance for credit loss. The accounts receivable are without customer collateral and interest is not accrued on past due accounts. The Group estimates the allowance for credit loss of accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable were segmented into groups based on past due aging, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. Provision (reversal) of allowance for credit loss was US$24,810 and US$(4,299) for the six months ended December 31, 2025 and 2024, respectively. The accounts receivable is required to be written off when a determination is made that it is uncollectible.

Deposits paid and prepayment

Deposits paid and prepayment primarily include utility and other deposit and prepayment to suppliers for purchase of electrical distribution equipment. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2025 and June 30, 2025 management believes that the Group’s deposits paid and prepayment are not impaired.

Other receivables

Other receivables mainly represent amounts in connection with a sale of a property to a tenant. The outstanding balance was to be settled by instalments over an agreed period stated in the agreement. Other receivables are initially recognized at the transaction amount and subsequently measured at amortized cost. The balances are classified as current or non-current based on the terms of respective agreement.

The Group assesses other receivables for expected credit losses in accordance with ASC 326. An allowance for credit losses is recognized based on the Group’s evaluation of the debtor’s creditworthiness, historical repayment experience, current conditions, and reasonable and supportable forward-looking information. As of December 31, 2025 and June 30, 2025, there was no allowance for credit loss on other receivables.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract assets and contract liabilities

Contract assets consisted of unbilled revenue that represents the Group’s right to receive consideration for work completed but not yet billed because the rights are conditional upon the satisfaction of the customers on the construction work completed by the Group and the work is pending for the certification by independent testing service provider. Contract assets are transferred to the accounts receivable when the rights become unconditional, which is typically at the time the Group obtains the certification of the complete construction work from the customers. All unbilled revenue is subsequently certified.

The Group assesses contract assets for expected credit loss on a collective basis, consistent with the assessment of accounts receivable under ASC 326. The allowance for credit losses reflects historical loss experience, current economic conditions, and forward-looking information. As of December 31, 2025 and June 30, 2025, there was no allowance for credit loss on contract assets.

Contract liabilities typically represent down payments received from customers for electrical distribution equipment not yet delivered. Revenue related to these contract liabilities is recognized as the electrical distribution equipment are transferred to the customer when the products are delivered to the customers.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash held in banks and short-term bank deposits with an originate maturity of less than three months which are highly liquid and are unrestricted as to withdrawal or use. The Group maintains cash balances and deposits may exceed insured limits protected by Perbadanan Insurans Deposit Malaysia (PIDM). The eligible bank deposits, denominated in MYR or foreign currencies, are protected up to MYR250,000 (equivalent to US$61,637) per depositor per member bank. Management believes that the banks that hold the Group’s deposit are financially secure and although the Group bears risk to amounts in excess of MDIC insured limits, it does not anticipate any losses. As of December 31, 2025 and June 30, 2025, the amounts in excess of MDIC’s insured limit were US$7,536,862 and US$3,232,961, respectively. The Group has not experienced losses on these accounts and management believes, based upon the credit rating and quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Property, plant and equipment, net

Property, plant and equipment, net are stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Identifiable significant improvements are capitalized and expenditures for maintenance, repairs, and betterments, including replacement of minor items, are charged to expense.

Property, plant and equipment mainly consist of freehold land, buildings on freehold land and leasehold land, motor vehicles, computer hardware and furniture and fittings, office and other equipment. Freehold land are not depreciated. Depreciation on other items of property, plant and equipment is provided over the estimated useful lives of the assets using the straight-line method from the assets are paced in service with their useful lives summarized as follows:

Property, plant and equipment	Estimated useful life
Freehold land	Indefinite useful life
Buildings on freehold land	50 years
Buildings on leasehold land	Shorter of lease terms or 50 years
Motor vehicles	5 years
Computer hardware	10 years
Furniture and fittings, office and other equipment	10 years

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property, plant and equipment, net (cont.)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Leasehold interests in land, net

Leasehold interests in land represent the Group’s rights to use land over extended periods under lease arrangements. These leasehold interests are accounted for as operating leases in accordance with ASC 842 and are recognized as operating lease right-of-use assets. The leasehold interests in land are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the underlying land rights. Amortization commences when the land is available for its intended use and the lease term of the Group’s land use rights range from 67 to 81 years.

Intangible assets, net

Intangible assets mainly consist of the office software licenses acquired from third parties, which are initially recorded at cost and amortized on a straight-line basis over their respective estimated economic lives. Internal and external costs incurred for upgrades and enhancements are recognized in expense, except that external costs incurred for specified upgrades and enhancements result in additional functionality is capitalized. Estimated economic lives of the intangible assets are 10 years.

Bank owned life insurances

The Group holds bank owned life insurance policies on certain current employees. The bank owned life insurances are accounted for in accordance with ASC 325-30, Investments in Insurance Contract, and is carried at the cash surrender value, which represents the amount that could be realized under the insurance contract at the balance sheet date. Changes in the cash surrender value are recognized in other income on the unaudited interim condensed consolidated statements of operations and comprehensive income. The bank owned life insurance policies have a term of 10 years and classified as non-current assets on the unaudited interim condensed consolidated balance sheets. During the six months ended December 31, 2025 and 2024, increase (decrease) in cash surrender value of bank owned life insurances of US$539 and US$(17,026) are recognized in other loss, net on the unaudited interim condensed consolidated statements of operations and comprehensive income, respectively.

Deferred initial public offering cost (“Deferred IPO cost”)

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO cost consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to additional paid in capital upon the completion of the Proposed Public Offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2025 and June 30, 2025, the Group has recognized US$88,605 and US$ nil deferred IPO cost, respectively, on the unaudited condensed interim consolidated balance sheets.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, freehold land and leasehold interests in land, net, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Leases as lessee

The Group assesses whether a contract qualifies as a lease at inception. The Group only held operating leases as of December 31, 2025 and June 30, 2025 and during the six months ended December 31, 2025 and 2024.

Operating lease right-of-use assets and liabilities are recognized at the lease commencement date for material leases with a term of greater than 12 months. Operating lease liabilities represent the present value of future minimum lease payments. Operating lease right-of-use assets represent the Group’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepaid or accrued lease payments, initial direct costs and lease incentives. Lease incentives are recognized when earned and reduce the Group’s operating lease right-of-use asset related to the lease. They are amortized through the operating lease right-of use assets as reductions of rent expense over the lease term.

The Group has elected the short-term lease exception, therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less. Accordingly, short-term lease payments (leases with a term with 12 months or less) are expensed as incurred. During the six months ended December 31, 2025 and 2024, short-term leases expenses of US$7,172 and US$5,710, respectively and included in general and administrative expenses — third parties on the unaudited interim condensed consolidated statements of operations and comprehensive income.

The Group has evaluated the disclosure requirements under ASC 842-20-50 and determined that, other than the disclosures included above, there are no additional lease-related terms or features (including variable lease payments, extension or termination options, or residual value guarantees) applicable to its lease arrangements.

Leases as lessor

When a contract is designated as a lease, the Group makes an assessment on whether the contract is a sales-type lease, a direct financing lease or an operating lease. The Group would apply the criteria in ASC 842-10-25-2 to determine whether the lease should be classified as a sales-type lease. If none of those criteria are met, the Group then determines whether the lease should be classified as a direct financing lease in accordance with ASC 842-10-25-3(b); if not, the lease would be classified as an operating lease. All leases entered into by the Group during the six months ended December 31, 2025 and 2024 were classified as operating leases.

With operating leases for a lessor, the underlying asset remains on the lessor’s balance sheet and is depreciated consistently with other owned assets. Income from an operating lease is recognized on a straight-line basis unless another systematic and rational basis is more representative of the pattern in which benefit is expected to be derived from the use of the underlying asset. Any initial direct costs (i.e., those that are incremental to the arrangement and that would not have been incurred if the lease had not been obtained) are deferred and expensed over the lease term in a manner consistent with the way lease income is recognized.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases as lessor (cont.)

Under the operating lease agreement, both lessor and lessee can negotiate to extend the lease when the lease is near expiry and cannot unilaterally terminate the lease agreement unless under force majeure conditions. Upon expiry of the lease, the leased asset shall be returned to the lessor with no options for the lessee to purchase the leased asset. The Group does not have variable lease payments, residual value guarantees, or other contingent payment arrangements associated with its lessor leases.

During the six months ended December 31, 2025 and 2024, the Group recognized approximately US$203,044 and US$172,929 of rental income from operating leases as a lessor on the unaudited interim condensed consolidated statements of operations and comprehensive income.

Equity method investment

The Group’s long-term investments consist of equity method investment. Investment in an entity in which the Group can exercise significant influence and holds an investment in voting common stock of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Group initially records its investment at consideration paid. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into unaudited interim condensed consolidated statements of operations and comprehensive income after the date of investment. The Group evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investment is recognized in unaudited interim condensed consolidated statements of operations and comprehensive income when the decline in value is determined to be other-than-temporary. No impairment loss on equity method investment was recognized as of December 31, 2025 and June 30, 2025.

When the equity investment is sold, any gain or loss resulting from difference between the transaction price and carry value of the equity investment is recognized in the unaudited interim condensed consolidated statements of operations and comprehensive income.

Accounts payable

Accounts payable represent trade payables to suppliers.

Deposit received, accrued expenses and other payables

Deposit received, accrued expenses and other payables primarily include refundable tenant deposit received, accrued employee compensation and benefits, sales and service tax payable, tax surcharge and penalty and other accrued expenses for the operation in the ordinary course of business. The balances of tenant deposits received are classified as current and non-current based on the terms of respective agreements.

Bank borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Bank borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. All borrowings from banks were classified as short term due to repayment on demand clauses attached on the borrowing agreements.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Hire purchase liabilities

The Group has hire purchase agreements with a bank, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed motor vehicles, are capitalized at the inception of the lease at the fair value of the leased motor vehicles or, if lower, at the present value of the minimum lease payments. Capitalized assets under hire purchase are depreciated over 5 years.

Obligations under hire purchase agreements are recognized as hire purchase liabilities at the present value of future minimum payments. Each payment is allocated between principal and finance charges so as to produce a constant periodic rate of interest on the remaining liabilities. The hire purchase liabilities are reduced as payments are made, and finance charges are recognized as an expense over the term of the agreement.

During the six months ended December 31, 2025 and 2024, finance charges related to hire purchase liabilities are recognized as finance costs of US$1,559 and US$1,748 as other income (expenses), net on the unaudited interim condensed consolidated statements of operations and comprehensive income, respectively.

Revenue recognition

Under ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract with the customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contracts

Step 5:    Recognize revenue when the Group satisfies a performance obligation

This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods transfers to a customer.

The Group recognizes revenues from i) sales of electrical distribution equipment and ii) revenue from supply, completion, testing and commissioning of electrical equipment in accordance with ASC Topic 606, Revenue from Contracts with Customers.

A description of the principal revenue generating activities of Group is as follows:

i) Sales of electrical distribution equipment

The Group sells electrical distribution equipment to different corporate customers and direct-end user customers, primarily transformers, switchgears and other electrical equipment. The Group considers the promise to transfer products, each of which are distinct, to be the identified as a single performance obligation. The Group does not accept returns of products or offer refunds for its customers upon delivery of the products.

The single performance obligation is satisfied when control of a product is transferred to a corporate customer or direct-end user customers upon delivery of the product to the designated place. The transaction price is allocated to the performance obligation based on the fixed stand-alone selling prices stated in the contracts. Revenue is recognized at a point in time when the Group satisfies performance obligation by transferring the promised product to corporate customers or direct-end user customers upon acceptance by them.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

The Group acts as a principal in sales of electrical distribution equipment as it obtains control of the equipment prior to transfer to the customer, is primarily responsible for fulfilling the contract, bears inventory risk and has discretion in establishing pricing. Accordingly, revenue is recognized on a gross basis.

The Group’s products are covered by warranties provided by third-party suppliers. The Group does not bear significant warranty obligations and therefore has not recorded a warranty reserve.

ii) Revenue from supply, completion, testing and commissioning of electrical equipment

The Group performs construction work, including supply, completion, testing and commissioning of electrical equipment as a subcontractor, under master construction agreements and other contracts with customer-specified requirements. These construction services are provided solely for the benefit of our customers, as the assets being created or maintained are controlled by them, and the services the Group provide have no alternative use to the Group. The performance obligation is satisfied when control of the promised goods or services is transferred to the customer over time, aligning with the ongoing services provided, with customers simultaneously receiving and benefiting from the Group’s work. The transaction price is allocated to the performance obligation based on the fixed stand-alone selling prices stated in the contract.

The Group acts as a principal in revenue from supply, completion, testing and commissioning of electronical equipment as it is primarily responsible for fulfilling the overall contract, controls the combined output before transfer to the customer, and bears performance risk, including the obligation to remedy defects and ensure compliance with contractual specifications. Accordingly, revenue is recognized on a gross basis.

Revenue from supply, completion, testing and commissioning of electrical equipment is recognized over time, using the output method based on certification by independent testing service provider or are estimated with reference to the progress payment applications submitted by the Group to the customer.

The certification formalizes the progress of work transferred to the customer, based on the transfer of control during construction, as the customer continuously receives and controls the work-in-progress. Management believes the output method accurately reflects the Group’s performance in fulfilling these obligations.

Cost of revenue

Cost of revenue includes the finished goods purchased from suppliers, sales taxes and additional taxes, freight and carriage and the packing material charges. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

Operating expenses

Selling and marketing expenses

Selling and marketing expenses mainly consist of salaries and commissions to sales staff and expenses and transportation expenses related to sales activities.

General and administrative expenses

General and administrative expenses mainly consist of staff costs, depreciation of property, plant and equipment or amortization of intangible assets, office supplies, travelling and entertainment, legal and professional fees, property and related expenses and other miscellaneous administrative expenses.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefits

Short-term employee benefits

Wages, salaries, bonuses and social security contributions are recognized as an expense in the year in which the associated services are rendered by employees of the Group and the Company. Short-term accumulating compensated absence such as paid annual leave is recognized when services are rendered by employees and short term non-accumulating compensated absences such as sick leave are recognized when the absences occur.

Defined contribution plan

As required by law, companies in Malaysia make contributions to the Employees’ Provident Fund (“EPF”). The contributions are recognized as a liability after deducting any contribution already paid and as an expense in profit or loss in the period in which the employee render their services. Once the contributions have been paid, the Group has no further payment obligations.

Other income (expenses), net

Other income mainly consist of rental income and bank interest income. Bank interest income is mainly generated from savings and short-term bank deposits which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

Other expenses mainly include finance costs which represent interest expense on bank borrowings and hire purchase liabilities.

Other gain (loss), net

Other gain (loss) consist of share of loss of an equity method investee, change in cash surrender value of bank owned life insurances, loss on disposal equity method investment, gain on disposal of property, plant and equipment and other (loss) gain.

Income tax expense

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited interim condensed consolidated financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax benefit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income taxes.

Comprehensive income

The Group presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the unaudited interim condensed consolidated financial statements. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Group translating its unaudited interim condensed consolidated financial statements from functional currency into reporting currency and the Group’s subsidiary not using the US$ as the functional currency.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

The Group adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period using the two-class method. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the six months ended December 31, 2025 and 2024, there were no dilutive shares and hence no dilutive EPS.

Dividends

Dividends are recorded in the period in which they are declared by the board of directors. Declared dividends are recognized as a reduction of retained earnings.

During the six months ended December 31, 2025 and 2024, the board of directors of Lotus Power, declared and paid a dividend of US$71,310 and US$67,856 respectively. The transactions were accounted for as a reduction of retained earnings of the subsidiary prior to the Group Reorganization.

Segment reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in unaudited interim condensed consolidated financial statements for details on the Group’s business segments. The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The single reportable segment derives its revenues from (i) the sale of electrical distribution equipment and (ii) the provision of services, including supply, installation, testing and commissioning of electrical distribution equipment. The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. The CODM evaluates performance and makes resource allocation decisions based on consolidated gross profit, consolidated operating expenses and consolidated net income, as reported in the unaudited interim condensed consolidated statements of operations and comprehensive income. The CODM does not separately review segment assets, liabilities or other discrete financial information, and there are no intra-entity sales or transfers.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting (cont.)

The CODM uses consolidated net income to evaluate returns generated from the Group’s assets and to determine whether to reinvest earnings into the business, pursue acquisitions, or return capital to shareholders, including through dividends. Because the Group operates as a single reportable segment, segment information is presented on a consolidated basis and no separate segment disclosures are presented. All of the Group’s revenue for the six months ended December 31, 2025 and 2024 was generated from customers located in Malaysia, and all of the Group’s long-lived assets were located in Malaysia as of December 31, 2025 and June 30, 2025.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the consolidated financial statements. The Group adopted this ASU from July 1, 2024, which did not have a material impact on the Group’s unaudited interim condensed consolidated financial statements.

Management believes that other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission do not have a material impact to the Group’s unaudited interim condensed consolidated financial statements.

Recently accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2023-09 will have a material impact on its unaudited interim condensed consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU no. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the unaudited interim condensed consolidated financial statements. ASU no. 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption permitted. The amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the unaudited interim condensed consolidated financial statements. The Group’s management is currently evaluating any new disclosures that may be required upon adoption of ASU 2024-03.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited interim condensed consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. DISAGGREGATED REVENUE INFORMATION

The following table presented the disaggregated revenues from contracts with customers that are recognized at a point in time and recognized overtime for the six months ended December 31, 2025 and 2024:

	For the six months ended December 31,
	2025	2024
	US$	US$
	(Unaudited)	(Unaudited)
Revenue recognized at a point in time
Sales of electrical distribution equipment	7,030,633	5,066,765

Revenue recognized overtime
Revenue from supply, completion, testing and commissioning of electrical distribution equipment	7,957,902	2,918,835
Total revenue	14,988,535	7,985,600

The Group’s revenue is attributed to Malaysia as all services are preformed and consumed in Malaysia.

4. INVENTORIES, NET

Inventories, net consisted of the following:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Electrical distribution equipment	1,741,383	3,258,030
Less: allowance for slow-moving and obsolete inventories	(204,310)	(159,679)
Inventories, net	1,537,073	3,098,351

The Group reviews its inventories periodically for excess, slow-moving and obsolete items and records write-downs to net realizable value, where necessary. During the six months ended December 31, 2025 and 2024, the Group recorded provision of allowance for the slow-moving and obsolete inventories of US$37,352 and US$50,449 and included in cost of revenues, respectively.

The movement of allowance for slow-moving and obsolete inventories is as follows:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Balance at the beginning of the period/year	159,679	56,430
Recognized in cost of revenues	37,352	92,250
Exchange differences	7,279	10,999
Balance at the end of the period/year	204,310	159,679

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Accounts receivable – third parties	2,903,461	3,609,894
Less: allowance for credit loss	(100,058)	(71,718)
Accounts receivable, net – third parties	2,803,403	3,538,176

Account receivable – a related party	—	20,428
Less: allowance for credit loss	—	—
Account receivable, net – a related party	—	20,428
Total accounts receivable, net	2,803,403	3,558,604

As of the end of each of the financial period/year, the ageing analysis of accounts receivable based on the past due date is as follows:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Current	1,722,324	1,854,364
1 – 30 days	695,981	943,204
31 – 90 days	104,413	451,382
91 – 180 days	227,724	239,871
Over 180 days	153,019	141,501
Subtotal	2,903,461	3,630,322
Less: allowance for credit loss	(100,058)	(71,718)
Accounts receivable, net	2,803,403	3,558,604

The movement of allowance for credit loss is as follows:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Balance at beginning of the period/year	71,718	44,497
Add: Provision for the period/year	24,810	89,416
Less: Reversal of provision	—	(47,733)
Less: Bad debts written off	—	(20,795)
Exchange difference	3,530	6,333)
Balance at the end of the period/year	100,058	71,718

All the accounts receivable, net of allowance for credit loss, are expected to be recovered within one year. For accounts receivable arising from corporate customers, the Group generally allows a credit period of 0 to 90 days to its customers. Management makes allowance for credit loss assessment of the recoverability of the accounts receivable based on the historical credit losses experience, adjusted for current and forward-looking information on macroeconomic factors affecting the customers. During the six months ended December 31, 2025 and 2024, provision for (reversal of) allowance for credit loss on accounts receivable of US$24,810 and US$(4,299) was recognized and included in “General and administrative expenses” on unaudited interim condensed consolidated statements of operations and comprehensive income.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET (cont.)

During the six months ended December 31, 2025 and 2024, the Group wrote off accounts receivable of US$nil and US$18,082, respectively, against the allowance for credit loss, as the outstanding balances were determined to be uncollectible after considering the facts and circumstances associated with the respective customers.

6. DEPOSIT PAID AND PREPAYMENT

Deposit paid and prepayment consisted of the following:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Prepayment to suppliers for electrical distribution equipment	262,112	234,030
Utilities and other deposits	21,767	13,726
Total deposit and prepayment	283,879	247,756

7. OTHER RECEIVABLES

Other receivables consisted of the following:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Other receivables	55,505	63,795
Less: allowance for credit loss	—	—
Total other receivables	55,505	63,795

Analyzed for reporting purposes as:
Current assets	30,850	28,166
Non-current assets	24,655	35,629
Total	55,505	63,795

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Freehold land	2,307,660	2,232,160
Buildings on freehold land	414,414	399,255
Buildings on leasehold land	5,017,531	4,833,992
Motor vehicles	357,082	283,816
Computer hardware	12,518	10,273
Furniture and fittings, office and other equipment	76,269	64,734
Cost of property, plant and equipment	8,185,474	7,824,230
Less: accumulated depreciation	(700,246)	(605,783)
Less: accumulated impairment losses	(348,589)	(335,838)
Property, plant and equipment, net	7,136,639	6,882,609

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, PLANT AND EQUIPMENT, NET (cont.)

During the six months ended December 31, 2025 and 2024, (1) Depreciation expenses of US$69,208 and US$67,457 were included in “General and administrative expenses”, respectively; (2) No impairment loss was recorded; and (3) Net gain on disposal of property, plant and equipment of US$nil and US$13,561 were included in “Other loss, net”, respectively on the unaudited interim condensed consolidated statements of operations and comprehensive income.

During the six months ended December 31, 2025 and 2024, purchase of property, plant and equipment were US$72,396 and US$3,133, respectively.

Certain of the Group’s bank borrowings are secured by charges over the Group’s land. The borrowings were obtained to finance the acquisition of those land, and the related land are pledged as collateral to the lending banks.

As of December 31, 2025 and June 30, 2025, the carrying amount of the land and buildings pledged as security for bank borrowings amounted to US$5,901,659 and US$6,574,471, respectively.

The Group has entered into several joint venture agreements with independent third parties to develop certain projects. Under these agreements, the Group, as landowner, will contribute development land, and the third parties, as developers, will be responsible for developing the land into residential housing properties. The developers are not permitted to commence development until specified conditions in the agreements are satisfied, including the obtaining of the requisite government development approvals and fulfillment of all other related pre-commencement requirements. As of December 31, 2025 and June 30, 2025, carrying value of land subject to these arrangements included in freehold land approximately US$876,647 and US$853,493, respectively. As of the date of this report, no development activities have commenced on these land.

9. LEASEHOLD INTERESTS IN LAND, NET

Leasehold interests in land, net consisted of the following:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Cost of leasehold interests in land	2,508,766	2,416,996
Less: accumulated amortization	(133,631)	(111,143)
Less: accumulated impairment losses	(36,208)	(34,884)
Leasehold interests in land, net	2,338,927	2,270,969

The Group amortizes the leasehold interests in land on a straight-line basis over the expected term of the lease. During the six months ended December 31, 2025 and 2024, amortization expense of US$17,691 and US$16,747 was included in “General and administrative expenses” on the unaudited interim condensed consolidated statements of operations and comprehensive income.

Land concessions in Malaysia generally have an initial term from thirty to ninety years and the leasehold interests in land is owned by the government in Malaysia in accordance with Malaysia Law. The Group anticipates a useful life of 67 to 81 years related to three land concessions held by the Group in Malaysia. The Group has received land concessions from the Malaysia government for property development and investment on which the detached factory and the office building are located. The Group has the rights to use the land but does not own these land in Malaysia.

As of December 31, 2025 and June 30, 2025, the carrying amount of the leasehold interests in land pledged as security for bank borrowings amounted to US$2,338,927 and US$2,270,969, respectively.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY METHOD INVESTMENT

Equity investment consisted of the following:

As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Equity method investment in Lotus power SDN. BHD.	—	51,415

Lotus Power SDN. BHD. (“LP”) is a limited liability company incorporated and domiciled in Malaysia on August 10, 1992 and principally involved in supplying electrical distribution equipment. As of June 30, 2025, the Group holds 32% equity interests of LP with carrying value of US$51,415. During the six months periods ended December 31, 2025 and 2024, the Group recorded the pro-rata share of loss in LP of US$582 and US$1,367 and presented as “Share of loss of an equity method investee” on the unaudited interim condensed consolidated statements of operations and comprehensive income.

On November 15, 2025, the carrying value of the equity method investment was US$51,102 and the Group disposed of its 32% equity interest of LP to a shareholder of LP, Tong Chee Liong, at a consideration of MYR96,000 (equivalent to US$22,922), resulting a loss on disposal of equity method investment of US$28,180 and presented as “Loss on disposal of equity method investment” on the unaudited interim condensed consolidated statements of operations and comprehensive income for the six months ended December 31, 2025.

The following summarizes the assets and liabilities of LP on November 15, 2025:

As of November 15, 2025
US$
(Unaudited)
Share represented:	32%
Current assets	79,696
Non-current assets	136,354
Current and total liabilities	(56,356)
Net assets of the equity method investment	159,694
Net assets of the equity method investment with 32% equity interest held by the Group	51,102
Less: Cash consideration	(22,922)
Loss on disposal recognized in the unaudited interim condensed consolidated statements of operations and comprehensive income	28,180

Summarized statement of operations information of the equity method investee for the period from July 1, 2025 to November 15, 2025 and six months ended December 31, 2024 is shown below.

	For the period from July 1, 2025 to November 15, 2025	For the six months ended December 31, 2024
	US$	US$
	(Unaudited)	(Unaudited)
Share represented:	32%	32%
Operating revenues	—	6,555
Net loss	1,819	4,271
Share of loss of an equity method investee	582	1,367

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY METHOD INVESTMENT (cont.)

Summarized balance sheet information of the equity method investee as of June 30, 2025 is as follows:

As of June 30, 2025
US$
(Audited)
Share represented:	32%
Current assets	212,515
Non-current assets	79,281
Total assets	291,796
Current and total liabilities	(131,123)
Total shareholders’ equity	160,673
Total shareholders’ equity with 32% equity interest held by the Group	51,415

11. ACCOUNTS PAYABLE

Accounts payable, consisted of the following:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Accounts payable – third parties	5,179,246	4,603,533
Accounts payable – related parties	4,122	11,969
Total	5,183,368	4,615,502

12. DEPOSITS RECEIVED, ACCRUED EXPENSES AND OTHER PAYABLES

Deposits received, accrued expenses and other payables consisted of the following:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Tenant deposits received	76,540	73,689
Accrued expenses	14,479	13,954
Other payables – a related party	9,862	9,501
Other payables – third parties	13,499	3,419
Total	114,380	100,563
Analyzed for reporting purposes as:
Non-current	74,972	72,178
Current	39,408	28,385
Total	114,380	100,563

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. CONTRACT LIABILITIES

Contract liabilities represent advance payments received from customers for the sale of electrical distribution equipment, which are recognized as revenue when control of the equipment is transferred to the customers.

Movement in contract liabilities consists of the following:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Balance at beginning of the period/year	318,159	64,831
Receipts from customers during the period/year	331,055	493,257
Revenue recognized during the period/year	(448,495)	(258,382)
Exchange Difference	8,255	18,453
Balance at end of the period/year	208,974	318,159

During the six months ended December 31, 2025 and 2024, the Company recognized revenue of US$448,495 and US$156,983, respectively, that was included in the contract liabilities balance at the beginning of the respective periods.

14. BANK BORROWINGS

Bank borrowings were analyzed as follows:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Term loans	6,435,862	6,353,615
Less: current portion due to the repayment on demand clauses and repayable within one year	(6,435,862)	(6,353,615)
Long-term loan, net of current portion	—	—

During the six months ended December 31, 2025 and 2024, all of the Group’s outstanding borrowings were dominated at MYR.

As of December 31, 2025 and June 30, 2025, the Group had term loans with certain banks in Malaysia with repayment on demand clauses attached. The Group has consistently complied with all loan terms, ensuring timely repayments as per the agreed schedule. While management assesses the likelihood of repayment on demand as remote, the existence of these clauses necessitates classifying the associated loans as current liabilities in the unaudited interim condensed consolidated financial statements as of December 31, 2025 and June 30, 2025.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. BANK BORROWINGS (cont.)

Maturities of the principal repayment of bank borrowings based on contractual repayment schedule as of December 31, 2025 were as follows:

As of December 31, 2025
US$
(Unaudited)
Period ending June 30, 2026 (remainder of the year)	290,401
Year ending June 30, 2027	556,393
Year ending June 30, 2028	511,053
Year ending June 30, 2029	496,864
Year ending June 30, 2030	496,864
Thereafter	4,084,287
Total	6,435,862

Maturities of the principal repayment of bank borrowings based on contractual repayment schedule as of June 30, 2025 were as follows:

As of June 30, 2025
US$
(Audited)
Year ending June 30, 2026	571,627
Year ending June 30, 2027	536,041
Year ending June 30, 2028	492,359
Year ending June 30, 2029	478,689
Year ending June 30, 2030	478,689
Thereafter	3,796,210
Total	6,353,615

Bank borrowings as of December 31, 2025 and June 30, 2025 were as follows:

Lenders	Guarantee/ security	Maturity date	Interest rate	Weighted average interest rate as of		Balance as of
				December 31, 2025	June 30, 2025	December 31, 2025	June 30, 2025
				%	%	US$	US$
Term loans
CIMB Bank Berhad	Note(i)	January 4, 2026 (June 30, 2025: same)	Fixed	3.5	3.5	9,999	35,129
Public Bank Berhad	Note(ii)	July 1, 2043 (June 30, 2025: same)	Base Lending Rate (“BLR”) – 2.3% p.a.	4.42	4.42	419,644	411,751
Alliance Islamic Bank	Note(ii)	October 1, 2047 (June 30, 2025: same)	Base Financing Rate (“BFR”) – 2.3% p.a.	4.37	4.37	5,381,357	5,263,631
AmBank Islamic Berhad	Note(iii)	November 1, 2034 (June 30, 2025: same)	BFR – 0.25% p.a.	6.47	6.47	469,948	468,660

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. BANK BORROWINGS (cont.)

Lenders	Guarantee/ security	Maturity date	Interest rate	Weighted average interest rate as of		Balance as of
				December 31, 2025	June 30, 2025	December 31, 2025	June 30, 2025
				%	%	US$	US$
AmBank Islamic Berhad	Note(iv)	September 1, 2027 (June 30, 2025: same)	BFR + 0.75% p.a.	7.47	7.47	97,857	118,185
AmBank (M) Berhad	Note(v)	October 1, 2034 (June 30, 2025: N/A)	BLR + 0.5% p.a.	4.37	4.37	57,057	56,259

Trade finance guarantee	Note(vi)	Note(vi)	N/A	N/A	N/A	—	—
						6,435,862	6,353,615

____________

Notes:

The Group entered into banking facilities with the banks in Malaysia as follows:

(i)      A special relief facility guaranteed by the Syarikat Jaminan Pembiayaan Perniagaan Berhad (“SJPP”), a Malaysian government-owned guarantee institution that provides financing guarantees to financial institutions and personal guarantee by Mr. Ong, the controlling shareholder of the Company.

(ii)     Secured by a leasehold land and buildings on leasehold land and guaranteed jointly and severally by Mr. Ong and Mr. Ong Yang Quan, a director of Lotus Power.

(iii)    Secured by a freehold land and personal guaranteed by Mr. Ong.

(iv)    Under the PEMULIH Government Guarantee Scheme guaranteed by SJPP and personal guarantee by Mr. Ong.

(v)      Personal guarantee by Mr. Ong.

(vi)    Trade finance guarantee facility from CIMB Bank Berhad with a limit of MYR1,800,000 (equivalents to US$443,787), out of which MYR1,244,900 (equivalents to US$306,928) was utilized as of December 31, 2025 and a limit of MYR1,800,000 (equivalents to US$427,553), out of which MYR1,221,150 (equivalents to US$290,059) was utilized as of June 30, 2025, respectively.

          Trade finance guarantees facility from AmBank Islamic Berhad with a limit of MYR8,750,000 (equivalents to US$2,089,253), out of which MYR5,103,630 (equivalents to US$1,258,291) was utilized as of December 31, 2025 and a limit of MYR8,750,000 (equivalents to US$2,505,938), out of which MYR4,518,235 (equivalents to US$1,073,215) was utilized as of June 30, 2025, respectively.

15. HIRE PURCHSE LIABILITIES

The Group acquired mobile vehicles through hire purchase arrangements. Each of the arrangements entail 60 monthly installments, with effective interest rates ranging from 2.13% to 2.4% per annum as of December 31, 2025 and June 30, 2025. As of December 31, 2025 and June 30, 2025, the weighted average remaining lease term was 3.53 years and 3.54 years, respectively.

The following table presents the hire purchased assets:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Motor vehicles under hire purchase arrangements	357,082	283,816
Less: accumulated depreciation	(251,259)	(225,544)
Total hire purchased assets	105,823	58,272

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. HIRE PURCHSE LIABILITIES (cont.)

As of December 31, 2025 and June 30, 2025, hire purchase liabilities consisted of the following:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Current	23,960	16,602
Non-current	60,166	38,795
	84,126	55,397

The maturity analysis of the principal repayment of hire purchase liabilities as of December 31, 2025 is as follows:

As of December 31, 2025
US$
(Unaudited)
Period ending June 30, 2026 (remainder of the year)	12,030
Year ending June 30, 2027	23,861
Year ending June 30, 2028	23,861
Year ending June 30, 2029	24,374
Total	84,126

The maturity analysis of the principal repayment of hire purchase liabilities as of June 30, 2025 is as follows:

As of June 30, 2025
US$
(Audited)
Year ending June 30, 2026	16,602
Year ending June 30, 2027	13,303
Year ending June 30, 2028	13,303
Year ending June 30, 2029	12,189
Total	55,397

16. INCOME TAX EXPENSE

Cayman Islands

The Group is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, no Cayman Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Malaysia

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. INCOME TAX EXPENSE (cont.)

Under the Income Tax Act 1967 of Malaysia, companies incorporated in Malaysia are usually subject to a unified 24% income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate is 24% for entity incorporated in Malaysia with paid-in capital exceeding MYR2.5 million; entity incorporated in Malaysia with paid up capital not more than MYR2.5 million and gross business income of not more than MYR50 million use 15% tax rate on first MYR150,000 income and 17% tax rate on remaining chargeable income up to MYR 600,000, and 24% on subsequent balance.

For the six months ended December 31, 2025 and 2024, Lotus Power is a Malaysia entity with paid-up capital less than MYR2.5 million. Based on management’s current estimate of the full year results, the Group expects the subsidiary to exceed the MYR50 million gross business income threshold for the financial year ending June 30, 2026, and accordingly Lotus Power does not meet the criteria and is not subject to such preferential income tax rate in 2025 and 2024.

Income tax expense consisted of the following components:

	For the six months ended December 31,
	2025	2024
	US$	US$
	(Unaudited)	(Unaudited)
Malaysia current tax	447,126	220,997
Deferred tax	—	—
Total	447,126	220,997

The following tables provide the reconciliation of the differences between the statutory and effective tax rates for the six months ended December 31, 2025 and 2024

	For the six months ended December 31,
	2025	2024
	US$	US$
	(Unaudited)	(Unaudited)
Income before income tax expense	1,483,106	649,400

Tax at Malaysia statutory tax rate of 24%	355,945	155,856
Tax effect on non-assessable income	(62,023)	(46,189)
Tax effect on non-deductible expenses	153,204	111,330
Income tax expense	447,126	220,997

The Group’s effective tax rate for the six months ended December 31, 2025 and 2024 were 30.1% and 34.0%.

The significant components of the Group’s deferred tax liabilities are as follows:

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Deferred tax liabilities
Property, plant and equipment	3,567	3,436
Deferred tax liabilities	3,567	3,436

The Group has no deferred tax assets or valuation allowance and did not have any significant unrecognized uncertain tax positions as of December 31, 2025 and June 30, 2025.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Group
Mr. Ong	Controlling shareholder and sole director of the Company (resigned as director on June 9, 2026)
Davis Group SDN. BHD.	Mr. Ong was also the director and shareholder of the related party
Davis Malaysia SDN. BHD.	Mr. Ong was also the director of the related party
Lotus Power SDN. BHD.	Mr. Ong was also the director of the related party
Sun System Engineering SDN. BHD.	Mr. Ong was also the director of the related party

Related party transactions

		For the six months ended December 31,
Name	Nature	2025	2024
		US$	US$
		(Unaudited)	(Unaudited)
Transactions presented as “General and administrative expenses – a related party”:
Davis Group SDN. BHD.	Management fee	11,461	10,849

Transactions presented as “Cost of revenues – a related party”:
Sun System Engineering SDN. BHD.	Purchase	3,992	1,890

Related party balances

	As of
	December 31, 2025	June 30, 2025
	US$	US$
	(Unaudited)	(Audited)
Accounts receivable, net – a related party:
Lotus Power SDN. BHD.	—	20,428

Accounts payable – related parties:
Davis Malaysia SDN. BHD.	—	3,354
Sun System Engineering SDN. BHD.	4,122	8,615
	4,122	11,969

Other payable – a related party:
Davis Group SDN. BHD.	9,862	9,501

Amount due from a related party: (Note)
Davis Group SDN. BHD.	449,019	432,423

____________

Note: The amount due from a related party represent advance to the related party and the balance was unsecured, non-interest bearing and repayable on demand and subsequently fully settled.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

Remuneration to Mr. Ong by Lotus Power for the six months ended December 31, 2025 and 2024 were:

	For the six months ended December 31,
	2025	2024
	US$	US$
	(Unaudited)	(Unaudited)
Mr. Ong	17,894	16,542

On June 9, 2026, Mr. Ong resigned as the director of the Company and Ms. Yong Poi Ching, Mr. Ho Pui Lung, Mr. Rafchiek Joseph Michael, Mr. The Seng Pin and Mr. Tong Ka Wai were appointed as the directors of the Company, respectively.

18. RISKS AND UNCERTAINTIES

Credit risk

The Group’s assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, other receivables and amount due from a related party.

Bank balances

The Group believes that there is no significant credit risk associated with cash and cash equivalents in Malaysia, which were held by reputable financial institutions in the jurisdiction where the Group’s Malaysia subsidiaries are located.

Accounts receivable

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s accounts receivable is short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Other receivable

The Group assesses other receivables for expected credit losses in accordance with ASC 326. An allowance for credit losses is recognized based on the Group’s evaluation of the debtor’s creditworthiness, historical repayment experience, current conditions, and reasonable and supportable forward-looking information.

Amount due from a related party

The Group assesses amount due from a related party for expected credit losses in accordance with ASC 326. An allowance for credit losses is recognized based on the Group’s evaluation of the related party’s creditworthiness, historical repayment experience, current conditions, and reasonable and supportable forward-looking information.

Interest rate risk

The Group is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Group’s bank borrowings and bank balances. The Group currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Group’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RISKS AND UNCERTAINTIES (cont.)

Foreign currency risk

The majority of the Group’s cash flows are denominated in MYR, which is the functional currency of the operating subsidiary. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe the current exposure to currency risk to be significant.

Market and geographic risk

The Group’s major operations are conducted in Malaysia. Accordingly, the political, economic, and legal environments in Malaysia, as well as the general state of Malaysia’s economy may influence the Group’s business, financial condition, and results of operations.

Concentrations of risk

Customer concentrations risk

Details of the customers accounting for 10% or more of total revenue are as follows:

	For the six months ended December 31, 2025		For the six months ended December 31, 2024
	US$	%	US$	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Customer A	7,957,902	53	2,918,835	37
Customer C	*	*	812,264	10

____________

*        Less than 10% of the total revenue

Details of the accounts receivable accounting for 10% or more of total gross accounts receivable are as follows:

	As of December 31, 2025		As of June 30, 2025
	US$	%	US$	%
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Customer C	*	*	471,259	13
Customer D	*	*	347,672	10
Customer F	323,595	11	*	*

____________

*        Less than 10% of the total gross accounts receivable

Supplier concentrations risk

Details of the suppliers accounting for 10% or more of total purchase are as follows:

	For the six months ended December 31, 2025		For the six months ended December 31, 2024
	US$	%	US$	%
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Supplier A	5,776,268	51	7,104,927	50
Supplier B	3,986,886	35	6,029,767	43

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RISKS AND UNCERTAINTIES (cont.)

Details of the accounts payable accounting for 10% or more of total accounts payable are as follows:

	As of December 31, 2025		As of June 30, 2025
	US$	%	US$	%
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Supplier A	2,817,466	54	2,951,186	64
Supplier B	1,996,587	39	1,023,300	22

19. COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

From time to time, the Group may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Group’s business, financial condition, operating results or cash flows.

Other than those disclosed in Notes 14 and 15, the Group had no other material commitments, contingent liabilities, or guarantees as of December 31, 2025 and June 30, 2025 and for the six months ended December 31, 2025 and 2024.

20. SHAREHOLDERS’ EQUITY

Ordinary shares and subscription receivables

As of December 31, 2025 and June 30, 2025, the amounts of Class A Ordinary Shares were US$500 and US$500 and Class B Ordinary Shares were US$1,000 and US$1,000, respectively.

As of December 31, 2025 and June 30, 2025, the amounts of subscription receivables for unpaid capital contribution were US$1,500 and US$1,500, respectively.

LPC Limited was incorporated under the laws of the Cayman Islands on February 25, 2026 as an exempted company with limited liability, with the intention to become the issuer of this offering. The authorized share capital of LPC Limited was US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value each. Upon incorporation, Aegis International (Cayman) Limited being the initial subscriber of LPC Limited, held 1 ordinary share in issue and outstanding which was then transferred to Mr. Ong on February 25, 2026.

On March 4, 2026, the sole director of the Company, Mr. Ong, passed a director resolution to issue and allot an aggregate of 14,999,999 ordinary shares to the sole shareholder. Accordingly, Mr. Ong holds 15,000,000 ordinary shares of the Company.

On March 4, 2026, the sole director and sole shareholder of the Company has approved that, (i) the re-designation the authorized ordinary shares of par value of US$0.0001 each of 450,000,000 ordinary shares into class A ordinary shares (“Class A Ordinary Shares”) and 50,000,000 authorized ordinary shares into class B ordinary shares (“Class B Ordinary Shares”) on a one-for-one basis, and (ii) the re-designation of 5,000,000 and 10,000,000 ordinary shares held by Mr. Ong into Class A Ordinary Shares and Class B Ordinary Shares on a one-for-one basis. In respect of the matters requiring the votes of shareholders, holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty votes per share.

On March 4, 2026, Mr. Ong transferred his (i) 2,150,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to EPHRON INC; (ii) 1,425,000 Class A Ordinary Shares to EKLC INC; and (iii) 1,425,000 Class A Ordinary Shares EYPC INC at nil consideration.

LPC LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. SHAREHOLDERS’ EQUITY (cont.)

On March 4, 2026, the sole director and sole shareholder of EPHRON INC, Mr. Ong, passed a director resolution to issue and allot an aggregate of 9,999 ordinary shares to the sole shareholder. Accordingly, Mr. Ong holds 10,000 ordinary shares of EPHRON INC. On the same date, Mr. Ong entered into a declaration of trust with Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong. Pursuant to the declaration of trust, of the 10,000 ordinary shares held by EPHRON INC, 837 shares, 668 shares and 577 shares are held on behalf of Mr. Chua Chau Chum, Ms. Ng Yok Mooi and Mr. Kok Kim Cheong, respectively.

Following the above transfers and the execution of the declaration of trust, Mr. Ong directly owned 79.18% of the ordinary shares of EPHRON INC. and indirectly owned 64.13% of the ordinary shares of LPC Limited.

The Company believe it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions and the subsequent adjusted per-share consideration, the Company has retroactively adjusted the shares and per share data for all periods presented.

Additional paid-in capital

As of December 31, 2025 and June 30, 2025, the amounts of additional paid-in capital were US$238,759 and US$238,759, respectively.

The additional paid-in capital represents the aggregate capital contributions from shareholders arising from historical and reorganization transactions. The retroactive additional paid-in capital primarily comprises the additional paid-in capital attributable to the share capital of the Company’s subsidiaries prior to the Group Reorganization. These transactions are treated as equity movements among shareholders, with no impact on profit or loss.

21. SUBSEQUENT EVENT

The Group evaluated all events and transactions that occurred after December 31, 2025 up through June 18, 2026, which is the date of these unaudited interim condensed consolidated financial statements are available to be issued. Except as disclosed elsewhere, there were no other subsequent events occurred that would require recognition or disclosure in the Group’s unaudited interim condensed consolidated financial statements.

[*]

[    ] Class A Ordinary Shares

Sutter Securities, Inc.

[    ], 2026

Until and including [    ], 2026 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances and transactions of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
			US$
Ordinary Shares issue and allot to Mr. Ong Chuan Lam	March 4, 2026	14,999,999	1,500
Class A Ordinary Shares Converted from Ordinary Shares to Mr. Ong Chuan Lam	March 4, 2026	5,000,000	Nil
Class B Ordinary Shares Converted from Ordinary Shares to Mr. Ong Chuan Lam	March 4, 2026	10,000,000	Nil
Class A Ordinary Shares transferred by Mr. Ong Chuan Lam to EPHRON INC	March 4, 2026	2,150,000	Nil
Class B Ordinary Shares transferred by Mr. Ong Chuan Lam to EPHRON INC	March 4, 2026	10,000,000	Nil
Class A Ordinary Shares transferred by Mr. Ong Chuan Lam to EKLC INC	March 4, 2026	1,425,000	Nil
Class A Ordinary Shares transferred by Mr. Ong Chuan Lam to EYPC INC	March 4, 2026	1,425,000	Nil

Item 8. Exhibits and Financial Statement Schedules.

(a)     The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the financial statements or notes thereto.

Item 9. Undertakings.

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association as adopted by special resolutions dated March 4, 2026
4.1*	Specimen certificate evidencing the Class A Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the Ordinary Shares being registered and certain Cayman Islands tax matters
8.1*	Opinion of Darryl, Edward & Co. regarding certain legal matters and tax matters of the subsidiary in Malaysia
10.1*	Employment Agreement by and between [YONG POI CHING] and the Registrant dated [*]
10.2*	Employment Agreement by and between [HO PUI LUNG] and the Registrant dated [*]
10.3*	Employment Agreement by and between [LAI KIAN HUAT] and the Registrant dated [*]
10.4*	Form of Independent Directors Agreement by and between the independent directors and the Registrant
10.5*	Form of Indemnification Agreement with the Registrant’s directors and officers
14.1*	Code of Business Conduct and Ethics
21.1*	List of subsidiary of the Registrant
23.1*	Consent of AOGB CPA Limited, an independent registered public accounting firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Darryl, Edward & Co. (included in Exhibit 8.1)
24.1*	Power of Attorney (included in signature pages of Registration Statement)
99.1*	Consent of RAFCHIEK JOSEPH MICHAEL, Independent Director Nominee
99.2*	Consent of TEH SENG PIN, Independent Director Nominee
99.3*	Consent of TONG KA WAI, Independent Director Nominee
99.4*	Audit Committee Charter
99.5*	Nominating and Corporate Governance Committee Charter
99.6*	Compensation Committee Charter
99.7*	Insider Trading Policy
99.8*	Compensation Clawback Policy
107*	Calculation of Filing Fee Table

____________

*        To be filed by amendment.

**      Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Malaysia, on [*], 2026.

LPC LIMITED
By:
Name:	Yong Poi Ching
Title:	Chief Executive Officer

KNOW ALL BY THOSE PRESENT, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto; (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith; (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act; and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	[*]	[*], 2026
Name: [*]
	[*]	[*], 2026
Name: [*]
	[*]	[*], 2026
Name: [*]
	[*]	[*], 2026
Name: [*]
	[*]	[*], 2026
Name: [*]

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, New York on [*], 2026.

Authorized U.S. Representative
By:
Name:	[*]
Title:	[*]